UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2024
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: February 7, 2024

BANCO BRADESCO S.A.

By:	/S/ Carlos Wagner Firetti
Carlos Wagner Firetti Department Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Consolidated Financial Statements

In accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Boards (IASB)

2023

bradesco

Message to shareholders,

Dear shareholders,

The Bradesco Organization completed 80 years in 2023. A year of renewal, with a look at new opportunities and the future.

We are focused on our clients and their needs, valuing good and reliable service, directed to the public. We are also, attentive to the new technology and movements in the financial sector.

Changes are important to have new visions and this is accompanied by optimism, strength and, consequently, resilience.

2024 will be a year of adjustments, effort, and much dedication as we seek to achieve our goals.

We reiterate our confidence in the capacity of the Brazilian people and we are here to serve them and contribute to the growth of Brazil.

I take this opportunity to thank you for the support and trust we receive from our shareholders and clients, as well as our employees and associates, who are essential in our journey.

Below, we present in detail the main results of the exercise.

Enjoy the reading!

Cidade de Deus, February 6, 2024

Luiz Carlos Trabuco Cappi

Chairman of the Board of Directors

dear shareholders,

We hereby present the Consolidated Financial Statements of Banco Bradesco S.A. related to 2023. We follow all International Financial Reporting Standards (IFRS) practices issued by the International Accounting Standards Board (IASB).

economic comment

The economic activity remains firm. The labor market remains buoyant, sustaining income gains above inflation and consumption growth. Our projections indicate that the GDP should have closed 2023 with an expansion of 2.9%. This year, we projected a 2.0% advance. The inflation chart continues to be benign, mainly with the deceleration of inflation of services, reinforcing our projection of 3.6% of the IPCA for 2024.

The Copom should maintain the pace of Selic's 0.50 p.p. cuts. We predict that the basic interest rate will end 2024 at 9.25%, completing the cut cycle with an accumulated reduction of 4.5 p.p.

Developed countries have completed the high interest rate cycle. However, the discourse of major central banks does not yet suggest imminent cuts in basic rates. Despite the recent decompression of inflation in the USA and Europe, price change remains above its targets. The gradual slowdown in economic activity in these regions also does not recommend urgency for the start of interest cuts. China, on the other hand, has been recording successive deflations and low economic growth.

highlights in the period

In December, we became pioneers in the distribution of the Lending as a Service platform technology, which will allow us to create hyper-personalized offers to clients, account holders or not, generating a new relationship channel and, consequently, increase in revenue generation. We expect to offer more than R$1 billion of credit in 1Q24.

For the 18th consecutive time, we have been part of the select Dow Jones Sustainability Index (DJSI) group, of the New York Stock Exchange, making up the World and Emerging Market portfolios in the 2023-2024 cycle. In this cycle, only 27 banks were selected to compose the global portfolio and we were considered a global benchmark in the theme "transparency and reporting".

We were selected in the Corporate Sustainability Index (ISE) of B3 – Brazilian Exchange & OTC, reinforcing the dedication to incorporate the ESG (environmental, social and governance) best practices in business and operations.

highlighted information 2023

BOOK NET INCOME

R$14.5 bi

▼ 32.4% p/a

EARNINGS PER SHARE

R$1.27 common

R$1.41 preferred

ROAE

8.7%

BOOK VALUE PER SHARE

R$15.63

MARKET VALUE

R$172.2 bi

TIER I CAPITAL

13.2%

SHAREHOLDERS' EQUITY

R$166.3 bi

▲ 4.3% p/a

INTEREST ON SHAREHOLDERS' EQUITY **R$11.3 bi** (gross) | Payout **79%** (gross)

EXPANDED LOAN PORTFOLIO
(Dec23 vs. Dec22)

R$877.3 bi (-1.6%)

INDIVIDUAL: **R$365.4 bi** (+1.2%)

LARGE COMPANIES: **R$344.0 bi** (-3.0%)

MICRO, SMALL AND MEDIUM-SIZED ENTERPRISES: **R$167.8 bi** (-4.8%)

TOTAL DEPOSITS
(Dec23 vs. Dec22)

R$625.8 bi (+5.5%)

Time Deposits: **R$441.3 bi** (+10.6%)

Savings Deposits: **R$131.0 bi** (-2.7%)

Demand Deposits: **R$51.1 bi** (-11.9%)

Interbank Deposits: **R$2.4 bi** (+51.6%)

ALLOWANCE FOR LOANS
(Dec23 vs. Dec22)

R$53.7 bi (-6.7%)

SECURITIES
(Dec23 vs. Dec22)

R$760.2 bi (+6.6%)

FVOCI: **R$212.8 bi** (-1.3%)

FVPL: **R$372.2 bi** (+30.3%)

Amortized Cost: **R$175.2 bi** (-17.2%)

Abroad, aiming to develop and expand our customer relationship in addition to institutional representation, we have 02 Branches, 10 Subsidiaries, 02 Representative Offices and an extensive network of correspondent banks.

Branches

New York

Banco Bradesco S.A.

Grand Cayman

Banco Bradesco S.A.

Representation Office

Hong Kong

Banco Bradesco S.A.

Guatemala

Representaciones Administrativas Internacionales

Subsidiaries

Luxembourg

Banco Bradesco Europa S.A.

New York

Bradesco Securities, Inc.

Hong Kong

Bradesco Securities Hong Kong Limited

Bradesco Trade Services Limited

London

Bradesco Securities UK Limited

Grand Cayman

Cidade Capital Markets Ltd.

Mexico

Bradescard México Sociedad de Responsabilidad Limitada

Miami

Bradesco Bank

Bradesco Investments Inc.

Bradesco Global Advisors Inc.

Bradesco Bank

Bradesco's main international platform for banking and investment products in the United States, serving international and national clients, individuals and companies.

Our solutions

- International Banking
- Investments
- Wealth Management
- Private Banking
- Real Estate
- Corporate & Institutional
- Digital Bank

International Banking

Integrated solutions and customized services, designed to meet the needs and deliver the benefits of a U.S.-based bank.

Investments

Our independent model allows us to offer our clients the best products and services in the market, as well as a complete line of investments in partnership with the main managers and with wide diversification of sectors, markets and asset classes.

Corporate & Institutional

Service to corporate clients and banks in Latin America with customized solutions to support business growth.

Credit Solutions

We offer credit solutions for various purposes, with guarantees in the USA or Brazil, and we are a reference for non-residents who want to purchase or re-mortgage real estate. We analyze each case in a personalized way, taking into account the client's global portfolio.

Performance

Bradesco Bank achieved sustainable results in 2023. Financial indicators depict constant growth in key business lines and a robust loan portfolio that grew 20% compared to 2022, backed by a quality deposit base that increased by 19% in the same comparative period. Assets under custody (AuC) grew 42% compared to 2022 and the annual net income reached a 26% growth in the same comparative period.

Bradesco Invest US

Another way of diversifying investments in the USA can be done on our digital platform. Start investing in portfolios managed exclusively by BlackRock.

- 100% digital solution
- Democratization of the international investments
- Your own credit card issued in the United States and Livelo points in Brazil
- Customer service in Portuguese

My Account

International digital account

Opening of more than 130 thousand accounts in 5 months

Make withdrawals and purchases in 195 countries

- 100% digital journey via App
- Customized card
- Quotation based on the commercial dollar
- Transfer between the Bradesco account and My Account at any time/day

My Account is an international and digital Bradesco account that can be opened on the App itself. In addition to the traditional card, it is now possible to have a virtual card, for purchases on websites and Apps, with dynamic CVV, which brings more convenience and security.

products and services for the public sector

Exclusive platforms serve the Public Sector throughout the country with Business Managers trained to offer products, services and solutions with quality and security to the Executive, Legislative and Judicial branches, federal, state and municipal authorities, as well as municipalities, public foundations, state-owned and mixed capital companies and the Armed and Auxiliary Forces. Every month, more than 11.7 million retirees and pensioners of the INSS receive their benefits at Bradesco, making it the highest payer among all the banks in the country.

We have nine Specialized Platforms to assist governments, state capitals, courts, chambers, public prosecutor's offices, public defender's offices, and the Brazilian municipalities with the highest GDP. We also have 31 Platforms serving other municipalities and bodies. Find out more on bradescopoderpublico.com.br.

technology and innovation

We have had 80 years of open doors, supporting clients in all economic scenarios, promoting banking and digital inclusion. In partnership with Starlink, we are implementing fast satellite internet in 150 branches in remote locations in Brazil. We have always been pioneers in the use of technology, focusing it on client needs and preference, especially on digital journeys, which concentrate 98% of transactions - Internet Banking and Mobile. We enable digital forms of acquisition of consortia, vehicles and real estate, from simulation to hiring, with acceptance, inspection, registration of documentation and monitoring by mobile phone. To delight, the gratuities (mimos) journey provides automatic non-banking benefits in the account, such as cashback and discount coupons. We also offer the "My Account", an international account opened by the App itself, free and accepted in 195 countries, with transfers between Bradesco accounts in Brazil and abroad 24/7, issuance of debit card for purchases and withdrawals outside the country and acquisition of foreign currency in the commercial exchange of Bradesco.

For Companies, features previously exclusive to big entrepreneurs, expanded to small and medium sized enterprises, such as the service of issuance of a QR Code bank slip for PIX payment. The Corporate digital platform has also been redesigned for simpler and more intuitive self-service. And for companies of the same group there is the new Global Solutions platform, which integrates checking accounts of different financial institutions in one place, simultaneously and integrated with the global transfers SWIFT network. We are the largest private bank in the granting of agribusiness financing; thus, we launched E-agro, a specialized digital platform that aims to enhance Brazilian agribusiness by offering products and services 100% online, with partnerships and artificial intelligence. And to investor clients, Invest+ Bradesco consolidates the investments of different banks and brokers to check the total portfolio, with profitability chart, asset class and heat map. As a financial aggregator, it has already exceeded 400 thousand clients since its launch. Ágora increased its client base by 13.4% this year, with R$96.9 billion assets under custody, a growth of 40.6% in 2023; the broker also has access to the most relevant stock market prices on the world stage, major currencies, indexes, economic indicators and interest rates.

In Information Security, we highlight an additional authentication factor for Token registration in the mobile phone via App: Facial Biometrics, with data protected in the technological environment of the Bank, not in the mobile phone. BIA, our cognitive assistant with various functions in customer service, now answers WhatsApp questions about fraud prevention and contacts the client to confirm PIX transactions under analysis. We also entered quantum computing, putting critical information under the protection of an encryption resistant to the quantum computers of the future. With innovative DNA, we have partnered with companies and universities such as USP to develop emerging technologies. We have already used Artificial Intelligence + Voice in several channels and we work in the experimentation of generative AI in projects with products and services of the bank to leverage the customer experience. And we completed the first pilot tokenization operation of a financial asset through blockchain technology and actively participated in the pilot of developing revolutionary projects such as the Real Digital – DREX, Brazil's digital currency.

human resources

Human Capital is one of the strategic pillars of the Organization, meaning it is a foundation of our business. Our model of Human Capital Management is founded on respect, transparency and continuous investment in the development of employees. We keep our teams motivated by means of career growth opportunities, recognition, training and development, differentiated compensation and benefits, besides appreciation of diversity and balance between work and personal life.

Much more than policies and practices, we consolidated a culture of respect spread by the awareness of the value of people, of their identities and competencies.

At the end of the period, the Organization had 86,222 employees – 74,746 of Bradesco and 11,476 of affiliated Companies.

For more information on Human Resources, visit the Human Capital Report, available on bradescori.com.br.

sustainability for bradesco

Sustainable development is one of our strategic drivers, also expressed in our Statement of Purpose. We believe that the governance, management and engagement in environmental, social and governance aspects (ESG) are the long-term essential to our growth and sustainability, generating long-term value for all our stakeholders. Thus, our Sustainability Strategy is aligned with the Sustainable Development Goals, guided by ESG management and transparency and the promotion of a change agenda focusing on three main themes: Sustainable Business, Climate Agenda and Financial Citizenship.

As part of this change agenda, at the end of 2023, we reached 90.8% of our sustainable business target by totaling R$227 billion in operations with socio-environmental benefits.

Our performance is recognized in the main national and international sustainability indexes and ratings, such as the Dow Jones Sustainability Index of the New York Stock Exchange (which we have integrated for the 18th consecutive year) and the B3 Corporate Sustainability Index (ISE), the Brazilian stock exchange (which we have integrated for the 19th consecutive year), reinforcing our position as one of the world's leading sustainability companies. These indexes reflect our management and performance in long-term economic, environmental and social criteria in business. If you wish to follow our initiatives and performance, access our bradescori.com.br and bradescosustentabilidade.com.br websites.

corporative governance

The Shareholders' Meeting is the most important corporate event of our governance. In this meeting, the shareholders elect the members of the Board of Directors for a single two-year term of office. It is composed of eleven members, four of which are independent. The body is responsible for establishing, supervising and monitoring the corporate strategy, whose responsibility for implementation is of the Board of Executive Officers, in addition to reviewing the business plans and policies. The positions of Chairman of the Board of Directors and Chief Executive Officer, under the Company's Bylaws, are not cumulative.

Assisted by a Governance Department, the Board of Directors ordinarily meets six times a year, and extraordinarily, when the interests of the company so require. In addition to its own Charter, the Board also has an Annual Calendar of Meetings set by its Chairman. In 2023, twenty-nine meetings were held, six of which was annual and twenty-three specials.

The Internal Audit reports to the Board of Directors, in addition to seven committees, the statutory ones, which are the Audit and Remuneration Committees; and the non-statutory ones, which are the Integrity & Ethical Conduct, Risks, Sustainability & Diversity, Nomination & Succession, and Strategy Committees. Various executive committees assist in the activities of the Board of Executive Officers, all regulated by their own charters.

In the role of Supervisory Body for the acts of the managers, and with permanent performance since 2015, we have the Fiscal Council, also elected by the shareholders and with a single term of one year. It is composed of five effective members and their respective alternates – two of them are elected by minority shareholders.

Our Organization is listed in Level 1 of Corporate Governance of B3 – Brazilian Exchange & OTC, and our practices attest to our commitment to the generation of value for shareholders, employees and society. Further information on corporate governance is available on the Investor Relations website (banco.bradesco/ri – Corporate Governance section).

internal audit

It is incumbent upon the Audit and General Inspectorship Department, which functionally reports to the Board of Directors, assessing the governance, businesses, structures technologies and processes of the Bradesco Organization, independently, in order to contribute to the risk mitigation, adequacy of Procedures and the effectiveness of the management of Internal Controls, in compliance with Internal and External Policies, Standards and Regulations.

The performance is based on standards of The Institute of Internal Auditors (IIA) and on national and international best practices, and covers Audit services (assessments in the context of products and services, projects, Information technology, routines and/or business), Specific Examinations (facts or situations arising from demands, occurrences, complaints, etc.), and Consulting (advice and related services) in the scope of the Bradesco Organization and, where applicable, of third parties/suppliers.

policy for distribution of dividends and interest on shareholders' equity

At the end of 2023, Bradesco's Shares, with high level of liquidity (BBDC4), accounted for 3.8% of Ibovespa. Our shares are also traded abroad, on the New York Stock Exchange, by means of ADR – American Depositary Receipt – Level 2, and on the Stock Exchange of Madrid, Spain, through DRs, which integrate the Latibex Index.

Bradesco's securities also took part in other important indexes, such as the Special Tag-Along Stock Index (ITAG), the Special Corporate Governance Stock Index (IGC), and the Brazil Indexes (IBrX50 and IBr100). Bradesco's presence in these indexes strengthens our constant search for the adoption of good practices of corporate governance, economic efficiency, socio-environmental ethics and responsibility.

As minimum mandatory dividends, shareholders are entitled to 30% of the net income, in addition to the Tag Along of 100% for the common shares and of 80% for the preferred shares. Also, granted to the preferred shares are dividends 10% higher than those given to the common shares.

integrated risk control

Corporate risk control management occurs in an integrated and independent manner, preserving and valuing collegiate decisions, developing and implementing methodologies, models and measurement and control tools. Adverse impacts may result from multiple factors and are reduced through the framework of risks and a sound governance structure, which involves the Integrated Risk Management and Capital Allocation Committee, the Risk Committee and the Board of Directors.

The Bradesco Organization has extensive operations in all segments of the market, and, like any large institution, is exposed to various risks. Thus, risk management is strategically highly important due to the increasing complexity of the products and services and, also, the globalization of our business. We constantly adopt mechanisms of identification and monitoring, making it possible to anticipate the development and implementation of actions to minimize any adverse impacts.

According to the list of risks, the relevant risks for the Organization are: Solvency and Profitability, Liquidity, Credit, Market, Operational, Compliance, Cybersecurity, Strategy, Social, Environmental, Climate, Model, Contagion, Reputation and Subscription. In an attempt to precipitate or reduce effects, in case they occur, we seek to identify and monitor any emerging risks, among them, issues related to global growth, international geopolitical issues and the economic and fiscal situation of Brazil. We also consider the risks posed by technological innovation in financial services.

independent evaluation of models

Models are quantitative tools that provide a synthesis of complex issues, the standardization and automation of decision making, and the possibility of reusing internal and external information. This improves efficiency both by reducing the costs associated with manual analysis and decision making and by increasing accuracy. Its use is an increasingly widespread practice, especially due to technological advances and new artificial intelligence techniques.

We use models to support the decision-making process and to provide predictive information in various areas of the business, such as risk management, capital calculation, stress testing, pricing, as well as other estimates from models to assess financial or reputation impacts.

When it comes to simplifications of reality, models are subject to risks, which can lead to adverse consequences due to decisions based on incorrect or obsolete estimates or even inappropriate use. In order to identify and mitigate these risks, the Independent Model Validation Area (AVIM), with subordination to the Chief Risk Officer (CRO), effectively acts to strengthen the use of models, performing acculturation actions and encouraging good modeling practices. In parallel, it monitors the mitigation of limitations and weaknesses of the models and creates reports for the respective managers, the Internal Audit, and the Control Commission for the Evaluation of Models and Risk Committees.

compliance, integrity, ethics and competition

Seen as foundations of our values and drivers of daily interactions and decisions, the Compliance, Integrity and Competition Programs cover the entire Bradesco Organization, also extending to goods and services suppliers, business partners and correspondents in Brazil, and subsidiaries, elucidating the high standards of compliance, integrity, conduct and ethical principles that we have.

These principles are supported by policies, internal standards and training programs for professionals by aggregating excellence in procedures and controls and seeking prevention, identification, and reporting of Compliance Risks and any actions considered as a violation of the Code of Ethical Conduct, and/or indications of illegal activities, aimed at the adoption of appropriate measures. The control methodologies and procedures are objects of evaluation and constant improvement, in accordance with current and applicable laws and regulations, as well as with the best market practices and the support of the Organization's Board of Directors.

independent audit

In compliance with the CVM Resolution No. 162/22 the Bradesco Organization has an Independent Audit Hiring Policy with guidelines in line with the applicable laws and regulations.

The Bradesco Organization hired services from KPMG Auditores Independentes not related to the Financial Statements Consolidated Audit at a level lower than 5% of the total fees related to Independent Audit. These non-audit services do not constitute a conflict of interest or loss of independence in the execution of the audit work of the financial statements in accordance with the auditor's independence policies. Information related to the audit fees is made available annually in our Reference Form at the close of the year.

social investments

FUNDAÇÃO BRADESCO

Founded in 1956, Fundação Bradesco is the largest private social investment project in the country. Since it was established, it has invested in education as the cornerstone of the comprehensive development of children and young people throughout the country by promoting free education and standards of excellence on a wide range of levels.

All 40 school units are proprietary and are distributed in the 26 Brazilian states and the Federal District. They have primarily been set up in regions where there is severe socioeconomic vulnerability, helping to develop the region through the transformational impact on the lives of students and the communities around them, thereby shifting the educational reality of the entire country.

Fundação Bradesco supports each of its Basic Education students for approximately 13 years, equipping them with all the items needed to ensure equal learning in all regions of Brazil.

R$ 894 Million

Invested in 2023

R$806 million are allocated for Activity Expenses.

R$88 million are for investments in infrastructure and Educational Technology.

SCHOOL NETWORK

Over 42,000 students benefited primarily in Basic Education – Early Childhood Education to High School and Technical Professional Education throughout Brazil.

VIRTUAL SCHOOL

Around 2 million users have successfully completed at least one of the free crash courses available on the portal.

BRADESCO ESPORTES (SPORTS)

We encourage sport as an activity to support the development of children and young people by means of the Bradesco *Esportes e Educação* (Sports and Education) Program. In more than 35 years of existence, we favor the promotion of health and the enhancement of talents through the teaching of female volleyball and basketball. We do it in all the schools of Fundação Bradesco, municipal sports centers, unified educational centers, public and private schools and in its center of sports development, all in Osasco (State of São Paulo), with 1,800 girls being trained. Participants also receive civic education instruction. Those at Specialists Centers are offered health insurance, transportation, food, an allowance and other benefits.

recognitions

- We are the company that obtained the highest score in the Mental Health Yearbook in Companies. The Survey is from Instituto Philos Org (Institute), in partnership with Insight's Integrity ESG portal.
- We entered the 2023 TOP Open Corps Ranking. In the Banking sector, we are second in relationships with startups identified in the sector. Inovabra was fourth ranked in the TOP Ecosystems - Private Entities. Both categories are part of the 100 Open Startups Ranking award, which recognizes startups and leading corporations in open innovation in the country.
- We are featured in the 2023 As Melhores (The Best) yearbook in a special edition of the IstoÉ Dinheiro magazine. Bradesco and Bradesco Vida e Previdência were in the leadership of the Banks and Insurance and Pension categories, respectively. In the ranking of the Top 1,000, we occupy the third place, being the first among private banks. Bradesco Vida e Previdência, Bradesco Saúde, Bradesco Financiamentos, Bradesco Capitalização, Banco Bradescard, Bradesco Leasing and Bradesco BBI are also part of this classification.
- We were one of the most well-evaluated banks in fund management, according to the 2023 FGV Guide Award of Investment Funds, performing at the top of the list in Best Wholesale Manager, Best High-Income Manager, Best Fixed Income Manager and Best Stock Manager.
- We were awarded for the fourth consecutive year in the Top 100 Corporate Startup Stars award as one of the companies with global best practices and open innovation models. Organized by Mind the Bridge in partnership with the International Chamber of Commerce.
- We are the most innovative bank, according to the 2023 Qorus Accenture Banking Innovation award, in the Global Innovator category, for our innovation incentive strategy. We were also second in the Future Workforce category, with an internal platform that facilitates the ordering and supply of corporate materials and supplies for the entire Organization, and in the Core Offering Innovation category, with the E-agro digital platform.
- We received for the second consecutive time the seal of good integrity practices, the Pro-Ethics, of the Office of the Comptroller General (CGU).
- Bradesco Global Private Bank was recognized for the third time in the Global Private Banking award as the 2023 Best Private Bank for Family Offices (Latin America). The recognition is the result of the initiative of the monthly magazines PWM and The Banker, of the Financial Times group.
- We were featured in the Banking Transformation Award, promoted by Cantarino Brasileiro, with three winning cases and six other finalists. We won two trophies in the Customer Service and Digital Channels categories and Bradesco Seguros won another, in the ESG Focus category.
- Once again, we were awarded a spot on the Dow Jones Sustainability Index (DJSI) of the New York Stock Exchange, making up the World and Emerging Markets portfolios in the 2023-2024 cycle. It is the 18th consecutive time that we are present in this important Index.

acknowledgements

The results presented reinforce the commitment to exceed expectations, focused on clients, their needs, practicality for everyday life and safety. We thank our shareholders and clients for their constant support and trust, as well as employees and other associates, who work hard and diligently.

Cidade de Deus, February 6, 2024

Board of Directors and Board of Executive Officers

Index of Notes to the Consolidated Financial Statements

			R$ thousands
	Note	On December 31, 2023	On December 31, 2022
Assets			
Cash and balances with banks	5	151,053,972	122,521,755
Financial assets at fair value through profit or loss	6a	387,598,377	301,899,028
Financial assets at fair value through other comprehensive income	8	212,849,606	215,588,278
Financial assets at amortized cost			
- Loans and advances to financial institutions, net of provision for expected losses	10	205,102,659	122,488,329
- Loans and advances to customers, net of provision for expected losses	11	579,501,819	602,418,607
- Securities, net of provision for expected losses	9	175,207,077	211,611,074
- Other financial assets	16	56,958,860	65,705,559
Non-current assets held for sale	12	1,328,530	1,236,931
Investments in associates and joint ventures	13	9,616,840	8,970,513
Property and equipment	14	11,118,009	11,971,122
Intangible assets and goodwill	15	22,107,146	18,799,813
Current income and other tax assets		12,964,018	14,440,840
Deferred income tax assets	37	92,518,924	84,214,585
Other assets	16	9,597,412	10,422,358
Total assets		**1,927,523,249**	**1,792,288,792**

Liabilities			
Liabilities at amortized cost			
- Deposits from banks	17	323,422,783	281,948,038
- Deposits from customers	18	621,934,680	590,682,206
- Securities issued	19	244,966,258	222,257,328
- Subordinated debts	20	50,337,854	52,241,332
- Other financial liabilities	23	82,619,532	92,556,433
Financial liabilities at fair value through profit or loss	6c	15,542,220	13,341,324
Other financial instruments with credit risk exposure			
- Loan Commitments	11	2,274,316	2,997,091
- Financial guarantees	11	1,202,614	1,768,949
Insurance contract liabilities	21	344,792,222	304,755,965
Other provisions		22,337,844	22,647,973
Current income tax liabilities		1,546,656	1,593,037
Deferred income tax liabilities	37c	1,607,527	1,633,292
Other liabilities	23	47,924,619	43,854,987
Total liabilities		**1,760,509,125**	**1,632,277,955**
Equity	25		
Capital		87,100,000	87,100,000
Treasury shares		-	(224,377)
Capital reserves		35,973	35,973
Profit reserves		76,730,043	73,143,422
Additional paid-in capital		70,496	70,496
Accumulated other comprehensive income		3,159,773	(718,287)
Retained earnings		(765,320)	127,704
Equity attributable to shareholders of the parent		**166,330,965**	**159,534,931**
Non-controlling interests		**683,159**	**475,906**
Total equity		**167,014,124**	**160,010,837**
Total equity and liabilities		**1,927,523,249**	**1,792,288,792**

The Notes are an integral part of the Consolidated Financial Statements.

	Note	R$ thousands		
		Years ended December 31		
		2023	2022	2021
Interest and similar income		211,458,474	200,613,185	138,223,346
Interest and similar expenses		(156,376,055)	(130,801,913)	(55,121,323)
Net interest income	27	**55,082,419**	**69,811,272**	**83,102,023**
Fee and commission income	28	**26,956,763**	**27,124,120**	**26,033,007**
Net gains/(losses) on financial assets and liabilities at fair value through profit or loss	29	10,895,796	819,355	(11,272,790)
Net gains/(losses) on financial assets at fair value through other comprehensive income		1,841,022	2,663,816	(1,081,393)
Net gains/(losses) on foreign currency transactions		262,501	1,816,918	(425,732)
Gross profit from insurance and pension plans	32	5,235,711	4,032,326	6,073,461
- Insurance and pension income		51,252,827	44,245,342	76,221,161
- Insurance and pension expenses		(46,017,116)	(40,213,016)	(70,147,700)
Other operating income		**18,235,030**	**9,332,415**	**(6,706,454)**
Expected loss on loans and advances	11	(30,176,989)	(26,346,068)	(9,358,234)
Expected loss on other financial assets	8 and 9	(1,940,035)	2,579,233	(255,975)
Personnel expenses	33	(20,814,458)	(19,889,052)	(20,013,692)
Other administrative expenses	34	(16,286,260)	(16,574,610)	(15,993,155)
Depreciation and amortization	35	(6,025,244)	(5,306,442)	(5,772,900)
Other operating income/(expenses)	36	(16,924,556)	(17,465,184)	(18,603,757)
Other operating expense		**(92,167,542)**	**(83,002,123)**	**(69,997,713)**
Income before income taxes and share of profit of associates and joint ventures		**8,106,670**	**23,265,684**	**32,430,863**
Share of profit of associates and joint ventures	13	2,101,681	1,355,926	421,504
Income before income taxes		**10,208,351**	**24,621,610**	**32,852,367**
Income tax expense	37	4,294,414	(3,164,840)	(9,471,563)
Net income		**14,502,765**	**21,456,770**	**23,380,804**
Attributable to shareholders:				
Shareholders of the parent		14,251,329	21,223,264	23,172,322
Non-controlling interests		251,436	233,506	208,482
Basic and diluted earnings per share based on the weighted average number of shares (expressed in R$ per share):				
– Earnings per common share	26	1.27	1.89	2.07
– Earnings per preferred share	26	1.41	2.09	2.27

The Notes are an integral part of the Consolidated Financial Statements.

	Note			R$ thousands
		Years ended December 31		
		2023	2022	2021
Net income		**14,502,765**	**21,456,770**	**23,380,804**
Items that are or may be reclassified to the consolidated statement of income				
Financial assets at fair value through other comprehensive income				
- Net change in fair value		7,174,835	(5,720,405)	(13,601,053)
- Gains/(losses) reclassified to profit or loss	30	1,841,022	2,663,816	(1,081,393)
- Tax effect		(3,713,554)	1,359,598	6,045,476
Unrealized gains/(losses) on hedge	7			
- Cash flow hedge		738,831	545,684	(1,962,706)
- Hedge of investment abroad		(5,799)	142,459	(224,055)
- Tax effect		(343,838)	(330,046)	1,021,384
Foreign exchange differences on translations of foreign operations				
Foreign currency translation differences of foreign operations		11,915	(75,132)	(19,107)
Items that will not be reclassified to the consolidated statement of income				
Net change in fair value of equity instruments at fair value through other comprehensive income		(956,499)	(1,255,620)	1,080,075
Tax effect		331,966	455,199	(441,363)
Other		(1,200,819)	2,501,729	73,830
Total other comprehensive income		**3,878,060**	**287,282**	**(9,108,912)**
Total comprehensive income		**18,380,825**	**21,744,052**	**14,271,892**
Attributable to shareholders:				
Shareholders of the parent		18,129,389	21,510,546	14,063,410
Non-controlling interests		251,436	233,506	208,482

The Notes are an integral part of the Consolidated Financial Statements.

R$ thousands

	Capital	Treasury shares	Capital reserves	Profit reserves		Additional paid-in capital	Other comprehensive income	Accumulated profits/losses	Equity attributable to controlling shareholders of the parent	Non-controlling shareholders	Total
				Legal	Statutory						
Balance on January 1, 2021	**79,100,000**	**(440,514)**	**35,973**	**10,450,722**	**48,534,307**	**70,496**	**8,103,343**	**(234,109)**	**145,620,218**	**497,156**	**146,117,374**
Net income	-	-	-	-	-	-	-	23,172,322	23,172,322	208,482	23,380,804
Financial assets at fair value through other comprehensive income	-	-	-	-	-	-	(9,163,635)	-	(9,163,635)	-	(9,163,635)
Foreign currency translation adjustment	-	-	-	-	-	-	(19,107)	-	(19,107)	-	(19,107)
Other	-	-	-	-	-	-	73,830	-	73,830	-	73,830
Comprehensive income	**-**	**-**	**-**	**-**	**-**	**-**	**(9,108,912)**	**23,172,322**	**14,063,410**	**208,482**	**14,271,892**
Capital increase with reserves	4,000,000	-	-	-	(4,000,000)	-	-	-	-	-	-
Transfers to reserves	-	-	-	1,097,285	11,608,314	-	-	(12,705,599)	-	-	-
Cancellation of treasury shares	-	440,514	-	-	(440,514)	-	-	-	-	-	-
Acquisition of treasury shares	-	(666,702)	-	-	-	-	-	-	(666,702)	-	(666,702)
Interest on equity	-	-	-	-	-	-	-	(9,240,089)	(9,240,089)	(253,768)	(9,493,857)
Balance on December 31, 2021	**83,100,000**	**(666,702)**	**35,973**	**11,548,007**	**55,702,107**	**70,496**	**(1,005,569)**	**992,525**	**149,776,837**	**451,870**	**150,228,707**
Adoption of IFRS 17	-	-	-	-	-	-	-	(1,219,698)	(1,219,698)	-	(1,219,698)
Balance on January 1, 2022	**83,100,000**	**(666,702)**	**35,973**	**11,548,007**	**55,702,107**	**70,496**	**(1,005,569)**	**(227,173)**	**148,557,139**	**451,870**	**149,009,009**
Net income	-	-	-	-	-	-	-	21,223,264	21,223,264	233,506	21,456,770
Financial assets at fair value through other comprehensive income	-	-	-	-	-	-	(2,139,315)	-	(2,139,315)	-	(2,139,315)
Foreign currency translation adjustment	-	-	-	-	-	-	(75,132)	-	(75,132)	-	(75,132)
Other	-	-	-	-	-	-	2,501,729	-	2,501,729	-	2,501,729
Comprehensive income	**-**	**-**	**-**	**-**	**-**	**-**	**287,282**	**21,223,264**	**21,510,546**	**233,506**	**21,744,052**
Capital increase with reserves	4,000,000	-	-	-	(4,000,000)	-	-	-	-	-	-
Transfers to reserves	-	-	-	1,036,608	9,523,402	-	-	(10,560,010)	-	-	-
Cancellation of treasury shares	-	666,702	-	-	(666,702)	-	-	-	-	-	-
Acquisition of treasury shares	-	(224,377)	-	-	-	-	-	-	(224,377)	-	(224,377)
Variation of onerous insurance contracts	-	-	-	-	-	-	-	(136,215)	(136,215)	-	(136,215)
Interest on equity	-	-	-	-	-	-	-	(10,172,162)	(10,172,162)	(209,470)	(10,381,632)
Balance on December 31, 2022	**87,100,000**	**(224,377)**	**35,973**	**12,584,615**	**60,558,807**	**70,496**	**(718,287)**	**127,704**	**159,534,931**	**475,906**	**160,010,837**
Net income	-	-	-	-	-	-	-	14,251,329	14,251,329	251,436	14,502,765
Financial assets at fair value through other comprehensive income	-	-	-	-	-	-	5,066,964	-	5,066,964	-	5,066,964
Foreign currency translation adjustment	-	-	-	-	-	-	11,915	-	11,915	-	11,915
Other	-	-	-	-	-	-	(1,200,819)	143,763	(1,057,056)	-	(1,057,056)

R$ thousands

	Capital	Treasury shares	Capital reserves	Profit reserves		Additional paid-in capital	Other comprehensive income	Accumulated profits/losses	Equity attributable to controlling shareholders of the parent	Non-controlling shareholders	Total
				Legal	Statutory						
Comprehensive income	**-**	**-**	**-**	**-**	**-**	**-**	**3,878,060**	**14,395,092**	**18,273,152**	**251,436**	**18,524,588**
Increase of non-controlling shareholders' interest	-	-	-	-	-	-	-	-	-	(23,183)	(23,183)
Transfers to reserves	-	-	-	756,090	3,054,908	-	-	(3,810,998)	-	-	-
Cancellation of Treasury Shares	-	224,377	-	-	(224,377)	-	-	-	-	-	-
Variation of onerous insurance contracts	-	-	-	-	-	-	-	(166,314)	(166,314)	-	(166,314)
Interest on equity	-	-	-	-	-	-	-	(11,310,804)	(11,310,804)	(21,000)	(11,331,804)
Balance on December 31, 2023	**87,100,000**	**-**	**35,973**	**13,340,705**	**63,389,338**	**70,496**	**3,159,773**	**(765,320)**	**166,330,965**	**683,159**	**167,014,124**

The Notes are an integral part of the Consolidated Financial Statements.

	R$ thousands	
	Year ended on December 31	
	2023	2022
Operating activities		
Income before income taxes	**10,208,351**	**24,621,610**
Adjustments to reconcile income before income tax to net cash flow from operating activities:		
Expected loss on loans and advances	30,176,989	26,346,068
Change in insurance contract liabilities	42,456,177	38,731,599
Net Gains/(Losses) on financial assets at fair value through other comprehensive income	(1,841,022)	(2,663,816)
Expenses with provisions and contingent liabilities	6,339,505	2,874,896
(Gain)/Loss due to impairment of assets	1,940,035	(2,579,233)
Depreciation	2,626,085	2,530,910
Amortization of intangible assets	3,894,031	3,132,310
Share of profit of associates and joint ventures	(2,101,681)	(1,355,926)
(Gains)/Losses on disposal of non-current assets held for sale	(69,294)	(228,130)
(Gains)/Losses from disposal of property and equipment	(139,024)	(12,649)
(Gains)/Losses on the sale of investments in associates	14,350	(422,188)
Effect of changes in foreign exchange rates on cash and cash equivalents	(239,325)	(892,293)
(Increase)/Decrease in assets	**(280,034,814)**	**(175,496,682)**
Compulsory deposits with the Central Bank	(15,544,506)	(6,654,728)
Loans and advances to financial institutions	(35,005,630)	8,415,276
Loans and advances to customers	(111,830,757)	(163,343,243)
Financial assets at fair value through profit or loss	(85,699,349)	34,661,937
Other assets	(31,954,572)	(48,575,924)
(Increase)/Decrease in liabilities	**180,319,296**	**115,428,891**
Deposits from banks	79,263,662	32,797,532
Deposits from customers	82,532,445	62,058,049
Financial liabilities at fair value through profit or loss	2,200,896	(923,959)
Insurance contract liabilities	(2,419,920)	(8,963,117)
Other provisions	(6,649,634)	(5,763,542)
Other liabilities	25,391,847	36,223,928
Cash generated by operations	**(6,450,341)**	**30,015,367**
Interest received on financial assets at FVTPL and amortized costs	102,617,786	101,166,625
Interest paid	(88,961,324)	(72,121,352)
Income tax and social contribution paid	(7,383,749)	(9,292,937)
Net cash provided by/(used in) operating activities	**(177,628)**	**49,767,703**
Investing activities		
(Acquisitions) of subsidiaries, net of cash and cash equivalents	(84,767)	(623,966)
(Acquisition) of financial assets at fair value through other comprehensive income	(61,444,346)	(164,290,603)
Disposal of financial assets at fair value through other comprehensive income	112,549,913	105,001,290
Maturity of financial assets at amortized cost	41,071,327	69,244,651
(Acquisition) of financial assets at amortized cost	(47,841,394)	(70,238,580)
Disposal of non-current assets held for sale	640,484	442,888
(Acquisitions) of investments in associates	(14,333)	-
Sale of investments in associates	-	61,970
Dividends and interest on equity received	978,932	720,069
(Acquisition) of property and equipment	(1,953,063)	(2,440,639)
Proceeds from sale of property and equipment	1,350,060	596,414
(Acquisition) of intangible assets	(7,187,567)	(6,971,601)
Interest received on financial assets at FVTPL and amortized costs	45,540,986	50,719,425
Net cash provided by / (used in) investing activities	**83,606,232**	**(17,778,682)**
Financing activities		
Funds from securities issued	105,259,934	101,692,599
Payments on securities issued	(87,026,367)	(55,588,276)
Funds from subordinated debt issued	1,129,800	9,796,000
Payments on subordinated debts	(3,569,094)	(13,431,393)
Lease payments	(1,665,781)	(1,916,000)

	R$ thousands	
	Year ended on December 31	
	2023	2022
Non-controlling shareholders	(44,182)	(209,470)
Interest paid on financing liabilities	(28,219,163)	(14,544,532)
Interest on equity/dividends paid	(8,927,917)	(3,656,763)
Acquisition of treasury shares	-	(224,377)
Net cash provided by/(used in) financing activities	**(23,062,770)**	**21,917,788**
(Decrease)/Increase in cash and cash equivalents	**60,365,834**	**53,906,809**
Cash and cash equivalents		
At the beginning of the period	126,185,421	71,386,319
Effect of changes in foreign exchange rates on cash and cash equivalents	239,325	892,293
At period end	186,790,580	126,185,421
(Decrease)/Increase in cash and cash equivalents	**60,365,834**	**53,906,809**

The Notes are an integral part of the Consolidated Financial Statements.

1) GENERAL INFORMATION

Banco Bradesco S.A. ("Bradesco", the "Bank", the "Company" or, together with its subsidiaries, the "Group") is a publicly traded company established according to the laws of the Federative Republic of Brazil with headquarters in the city of Osasco, state of São Paulo, Brazil.

Bradesco is a bank that provides multiple services within two segments: banking and insurance. The Bank is subject to the Brazilian banking regulations and operates throughout all of Brazil. The banking segment includes a range of banking activities, serving individual and corporate customers in the following operations: investment banking, national and international banking operations, investment fund management, consortium administration and resource management. The insurance segment covers life, pension, health and non-life portfolio.

The retail banking products include demand deposits, savings deposits, time deposits, mutual funds, foreign exchange services and a range of loans and advances, including overdrafts, credit cards and loans with repayments in installments. The services provided to corporate entities include fund management and treasury services, foreign exchange operations, corporate finance and investment banking services, hedge and finance operations including working capital financing, lease and loans with repayments in installments. These services are provided, mainly, in domestic markets, but also include international services on a smaller scale.

The Company was originally listed on the São Paulo Stock Exchange ("B3") and then subsequently on the New York Stock Exchange ("NYSE").

The consolidated financial statements were approved by the Board of Directors on February 6, 2024.

2) SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements were prepared in accordance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

The preparation of the consolidated financial statements requires the use of estimates and assumptions which affect the reported amounts of assets and liabilities, as well as the disclosure of contingent assets and liabilities at the date of the financial statements, and the profit and loss amounts for the year. The consolidated financial statements also reflect various estimates and assumptions, including, but not limited to: adjustments to the provision for expected losses; estimates of the fair value of financial instruments; depreciation and amortization rates; impairment losses on non-financial assets; the useful life of intangible assets; evaluation of the realization of deferred tax assets; assumptions for the calculation of insurance contract liabilities; provisions for contingencies and provisions for potential losses arising from fiscal and tax uncertainties. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 4.

The accounting policies described below were applied in all periods presented and by all the Group, including equity method investees.

Some numbers included in these consoliated financial statements have been subject to rounding adjustments. Therefore, the values indicated as totals in some tables may not be the arithmetic sum of the numbers that precede them.

Throughout this report, we indicate that certain information is available on different websites operated by the Group. None of the information contained in the websites referred to or in this report forms part of or is incorporated by reference into this document.

a) Consolidation

The consolidated financial statements include the financial statements of Bradesco and those of its direct and indirect subsidiaries, including exclusive mutual funds and special purpose entities.

The main subsidiaries included in the consolidated financial statements are as follows:

	Headquarters' location	Activity	Equity interest		Total participation of the Voting Capital	
			On December 31, 2023	On December 31, 2022	On December 31, 2023	On December 31, 2022
Financial Sector – Brazil						
Ágora Corretora de Títulos e Valores Mobiliários S.A.	São Paulo - Brazil	Brokerage	100.00%	100.00%	100.00%	100.00%
Banco Bradescard S.A.	São Paulo - Brazil	Cards	100.00%	100.00%	100.00%	100.00%
Banco Bradesco BBI S.A.	São Paulo - Brazil	Investment bank	100.00%	100.00%	100.00%	100.00%
Banco Bradesco BERJ S.A.	São Paulo - Brazil	Banking	100.00%	100.00%	100.00%	100.00%
Banco Bradesco Financiamentos S.A.	São Paulo - Brazil	Banking	100.00%	100.00%	100.00%	100.00%
Banco Losango S.A. Banco Múltiplo	Rio de Janeiro - Brazil	Banking	100.00%	100.00%	100.00%	100.00%
Bradesco Administradora de Consórcios Ltda.	São Paulo - Brazil	Consortium management	100.00%	100.00%	100.00%	100.00%
Bradesco Leasing S.A. Arrendamento Mercantil	São Paulo - Brazil	Leases	100.00%	100.00%	100.00%	100.00%
Bradesco-Kirton Corretora de Câmbio S.A.	São Paulo - Brazil	Exchange Broker	99.97%	99.97%	99.97%	99.97%
Bradesco S.A. Corretora de Títulos e Valores Mobiliários	São Paulo - Brazil	Brokerage	100.00%	100.00%	100.00%	100.00%
BRAM - Bradesco Asset Management S.A. DTVM	São Paulo - Brazil	Asset management	100.00%	100.00%	100.00%	100.00%
Kirton Bank S.A. Banco Múltiplo	São Paulo - Brazil	Banking	100.00%	100.00%	100.00%	100.00%
Banco Digio S.A.	São Paulo - Brazil	Digital Bank	100.00%	100.00%	100.00%	100.00%
Tivio Capital Distribuidora de Títulos e Valores Mobiliários S.A. (1)	São Paulo - Brazil	Asset management	51.00%	-	51.00%	-
Tempo Serviços Ltda.	Minas Gerais - Brazil	Services	100.00%	100.00%	100.00%	100.00%
Financial Sector – Overseas						
Banco Bradesco Europa S.A. (2)	Luxembourg - Luxembourg	Banking	100.00%	100.00%	100.00%	100.00%
Banco Bradesco S.A. Grand Cayman Branch (2) (3)	Georgetown - Cayman Islands	Banking	100.00%	100.00%	100.00%	100.00%
Banco Bradesco S.A. New York Branch (2)	New York - United States	Banking	100.00%	100.00%	100.00%	100.00%
Bradesco Securities, Inc. (2)	New York - United States	Brokerage	100.00%	100.00%	100.00%	100.00%
Bradesco Securities, UK. Limited (2)	London - United Kingdom	Brokerage	100.00%	100.00%	100.00%	100.00%
Bradesco Securities, Hong Kong Limited (2)	Hong Kong - China	Brokerage	100.00%	100.00%	100.00%	100.00%
Cidade Capital Markets Ltd. (2)	Georgetown - Cayman Islands	Banking	100.00%	100.00%	100.00%	100.00%
Bradescard México, sociedad de Responsabilidad Limitada (4)	Jalisco - Mexico	Cards	100.00%	100.00%	100.00%	100.00%
Bradesco Bank (5) (6)	Florida - United States	Banking	100.00%	100.00%	100.00%	100.00%
Insurance, Pension Plan and Capitalization Bond Sector - In Brazil						
Bradesco Auto/RE Companhia de Seguros	Rio de Janeiro - Brazil	Insurance	100.00%	100.00%	100.00%	100.00%
Bradesco Capitalização S.A.	São Paulo - Brazil	Capitalization bonds	100.00%	100.00%	100.00%	100.00%
Bradesco Saúde S.A.	Rio de Janeiro - Brazil	Insurance/health	100.00%	100.00%	100.00%	100.00%

	Headquarters' location	Activity	Equity interest		Total participation of the Voting Capital	
			On December 31, 2023	On December 31, 2022	On December 31, 2023	On December 31, 2022
Bradesco Seguros S.A.	São Paulo - Brazil	Insurance	99.96%	99.96%	99.96%	99.96%
Bradesco Vida e Previdência S.A.	São Paulo - Brazil	Pension plan/Insurance	100.00%	100.00%	100.00%	100.00%
Odontoprev S.A. (7) (8)	São Paulo - Brazil	Dental care	52.89%	51.40%	52.89%	51.40%
Insurance - Overseas						
Bradesco Argentina de Seguros S.A. (2) (7)	Buenos Aires - Argentina	Insurance	99.98%	99.98%	99.98%	99.98%
Other Activities - Brazil						
Andorra Holdings S.A.	São Paulo - Brazil	*Holding*	100.00%	100.00%	100.00%	100.00%
Bradseg Participações S.A.	São Paulo - Brazil	*Holding*	100.00%	100.00%	100.00%	100.00%
Bradescor Corretora de Seguros Ltda.	São Paulo - Brazil	Insurance Brokerage	100.00%	100.00%	100.00%	100.00%
BSP Empreendimentos Imobiliários S.A.	São Paulo - Brazil	Real estate	100.00%	100.00%	100.00%	100.00%
Cia. Securitizadora de Créditos Financeiros Rubi	São Paulo - Brazil	Credit acquisition	100.00%	100.00%	100.00%	100.00%
Nova Paiol Participações Ltda.	São Paulo - Brazil	*Holding*	100.00%	100.00%	100.00%	100.00%
Other Activities - Overseas						
Bradesco North America LLC (2) (9)	New York - United States	Services	-	100.00%	-	100.00%
Investment Funds (10)						
Bradesco FI RF Credito Privado Master	São Paulo - Brazil	Investment Fund	100.00%	100.00%	100.00%	100.00%
Bradesco FI RF Máster II Previdência	São Paulo - Brazil	Investment Fund	100.00%	100.00%	100.00%	100.00%
Bradesco FI RF Cred Privado Master Premium	São Paulo - Brazil	Investment Fund	100.00%	100.00%	100.00%	100.00%
Bradesco Priv Performance FICFI RF Cred Priv PGBL/VGBL	São Paulo - Brazil	Investment Fund	100.00%	100.00%	100.00%	100.00%
Bradesco FIC FI RF Cred. Priv. Premium PGBL/VGBL	São Paulo - Brazil	Investment Fund	100.00%	100.00%	100.00%	100.00%
Bradesco FI RF Máster III Previdência	São Paulo - Brazil	Investment Fund	100.00%	100.00%	100.00%	100.00%
Bradesco Private PB FIC FI RF Cred. Priv.PGBL/VGBL	São Paulo - Brazil	Investment Fund	100.00%	100.00%	100.00%	100.00%
Bradesco FI Referenciado DI Master	São Paulo - Brazil	Investment Fund	99.38%	100.00%	99.38%	100.00%
Bradesco FIC FI RF Athenas PGBL/VGBL	São Paulo - Brazil	Investment Fund	100.00%	100.00%	100.00%	100.00%
Bradesco FIC FI RF A PGBL/VGBL	São Paulo - Brazil	Investment Fund	100.00%	100.00%	100.00%	100.00%

(1) Company acquired (indirect participation) in February, 2023. New name of BV DTVM S.A. from December 2023;
(2) The functional currency of these companies abroad is the Brazilian Real;
(3) The special purpose entity International Diversified Payment Rights Company is being consolidated. The company is part of a structure set up for the securitization of receivables received overseas;
(4) The functional currency of this company is the Mexican Peso;
(5) The functional currency of this company is the US Dollar;
(6) New name of Bradesco Bac Florida Bank;
(7) Accounting information used with date lag of up to 60 days;
(8) Increase in the percentage of interest occurred due to Cancellation of Treasury Shares;
(9) Company closed in October 2023; and
(10) The investment funds in which Bradesco assumes or substantially retains the risks and benefits were consolidated.

i. Subsidiaries

Subsidiaries are all companies over which the Group, has control. The Group has control over an investee if it is exposed to, or has rights to, variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. The subsidiaries are fully consolidated from the date at which the Group obtains control over its activities until the date this control ceases.

For acquisitions meeting the definition of a business combination, the acquisition method of accounting is used. The cost of acquisition is measured as the fair value of the consideration, including assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any non-controlling interest. The excess of the consideration given over the fair value of the Company's share of the identifiable net assets and non-controlling interest acquired is recorded as goodwill. Any goodwill arising from business combinations is tested for impairment at least once a year and whenever events or changes in circumstances may indicate the need for an impairment write-down. If the cost of acquisition is less than the fair value of the Company's share of the net assets acquired, the difference is recognized directly in the consolidated statement of income.

For acquisitions not meeting the definition of a business combination, the Group allocates the cost between the individual identifiable assets and liabilities. The cost of acquired assets and liabilities is determined by (a) recognizing financial assets and liabilities at their fair value at the acquisition date; and (b) allocating the remaining balance of the cost of purchasing assets and assuming liabilities to individual assets and liabilities, other than financial instruments, based on their relative fair values of these instruments at the acquisition date.

ii. Associates

Companies are classified as associates if the Group has significant influence, but not control, over the operating and financial management policy decisions. Normally significant influence is presumed when the Group holds in excess of 20%, but no more than 50%, of the voting rights. Even if less than 20% of the voting rights are held, the Group could still have significant influence through its participation in the management of the investee or representations on its Board of Directors, providing it has executive power; i.e. voting power.

Investments in associates are recorded in the Group's consolidated financial statements using the equity method and are initially recognized at cost. The investments in associates include goodwill (net of any impairment losses) identified at the time of acquisition.

iii. Joint ventures

The Group has contractual agreements in which two or more parties undertake activities subject to joint control. Joint control is the contractual sharing of control over an activity, and it exists only if strategic, financial and operating decisions are made on a unanimous basis by the parties. A joint venture is an arrangement in which the Group, with other parties, holds joint control, whereby the Group has

rights to the arrangement, rather than rights to its assets and obligations for its liabilities. Investments in joint ventures are recorded in the consolidated financial statements of the Group using the equity method.

iv. Structured entities

A structured entity is an entity that has been designed such that voting or similar rights are not the dominant factor in deciding who controls the entity, such as when any voting rights relate to administrative tasks only and the relevant activities are directed by means of contractual arrangements.

Structured entities normally have some or all of the following features or characteristics:

- restricted activities;
- a narrow and well-defined objective, such as, to execute a specific structure like a tax efficient lease, to perform research and development activities, or to provide a source of capital or funding to an entity or to provide investment opportunities for investors by passing risks and rewards associated with the assets of the structured entity to investors;
- thin capitalization, that is, the proportion of 'real' equity is too small to support the structured entity's overall activities without subordinated financial support; and
- financing in the form of multiple contractually linked instruments to investors that create concentrations of credit risk or other risks (tranches).

v. Transactions with and interests of non-controlling shareholders

The Group applies a policy of treating transactions with non-controlling interests as transactions with equity owners of the Bank. For purchases of equity from non-controlling interests, the difference between any consideration paid and the share of the carrying value of net assets of the subsidiary acquired is recorded in equity. Gains or losses on sales to non-controlling shareholders are also recorded in equity.

Profits or losses attributable to non-controlling interests are presented in the consolidated statements of income under this title.

vi. Balances and transactions eliminated in the consolidation

Intra-group transactions and balances (except for foreign currency transaction gains and losses) are eliminated in the consolidation process, including any unrealized profits or losses resulting from operations between the companies except when unrealized losses indicate an impairment loss of the asset transferred which should be recognized in the consolidated financial statements. Consistent accounting policies as well as similar valuation methods for similar transactions, events and circumstances are used throughout the Group for the purposes of consolidation.

b) Foreign currency translation

i. Functional and presentation currency

Items included in the financial statements of each of the Company's entities are measured using the currency of the primary economic environment in which the entity operates (the functional currency). The consolidated financial statements are presented in Brazilian *Reais* (R$), which is the Company's presentation currency. The domestic and foreign subsidiaries use the *Real* as their functional currency, except for the subsidiary in Mexico, which has the Mexican Peso as its functional currency, and Bradesco Bank, which has the US dollar as its functional currency.

ii. Transactions and balances

Foreign currency transactions, which are denominated or settled in a foreign currency, are translated into the functional currency using the exchange rates prevailing on the dates of the transactions.

Monetary items denominated in foreign currency are translated at the closing exchange rate as at the reporting date. Non-monetary items measured at historical cost denominated in a foreign currency are translated at exchange rate on the date of initial recognition; non-monetary items in a foreign currency that are measured at fair value are translated using the exchange rates on the date when the fair value was determined.

Foreign exchange gains and losses resulting from the settlement of foreign currency transactions and from the translation at each period exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the consolidated statement of income as "Net gains/(losses) of foreign currency transactions".

In the case of changes in the fair value of monetary assets denominated in foreign currency classified as financial assets at fair value through other comprehensive income, a distinction is made between translation differences resulting from changes in amortized cost of the security and other changes in the carrying amount of the security. Translation differences related to changes in the amortized cost are recognized in the consolidated statement of income, and other changes in the carrying amount, except impairment, are recognized in equity.

iii. Foreign operations

The results and financial position of all foreign operations (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

- Assets and liabilities for each consolidated statement of financial position presented are translated at the closing rate at the reporting date;

- Income and expenses for each consolidated statement of income are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rate prevailing on the transaction

dates, in which case income and expenses are translated at the rates in effect on the dates of the transactions); and

- All resulting exchange differences are recognized in other comprehensive income.

Exchange differences arising from the above process are presented in equity as "Foreign currency translation adjustment".

On consolidation, exchange differences arising from the translation of the net investment in foreign entities are taken to "Other comprehensive income". If the operation is a non-wholly owned subsidiary, then the relevant proportion of the transaction difference is allocated to the non-controlling interest. When a foreign operation is partially sold or disposed, such exchange differences, which were recognized in equity, are recognized in the consolidated statement of income as part of the gain or loss on sale.

c) Cash and cash equivalents

Cash and cash equivalents include: cash, bank deposits, unrestricted balances held with the Central Bank of Brazil and other highly liquid short-term investments, with original maturities of three months or less and which are subject to insignificant risk of changes in fair value, used by the Company to manage its short-term commitments. See Note 5 (a) – "Cash and cash equivalents".

d) Financial assets and liabilities

i. Financial assets

The Company classifies and measures financial assets based on the business model for the management of financial assets, as well as on the characteristics of contractual cash flow of the financial asset.

The Company classifies financial assets into three categories: (i) measured at amortized cost; (ii) measured at fair value through other comprehensive income (FVOCI); and (iii) measured at fair value through profit or loss (FVTPL).

- Business model: it relates to the way in which the Company manages its financial assets to generate cash flows. The objective (business model) of management in relation to each portfolio is defined as either: (i) to maintain the assets to receive contractual cash flows; (ii) to maintain the assets to receive the contractual cash flows and sales; or (iii) any other model. When the financial assets conform to the business models (i) and (ii) the SPPI test (Solely Payment of Principal and Interest) is applied. Financial assets held under business model (iii) are measured at FVTPL.

- SPPI Test: the purpose of this test is to assess the contractual terms of the financial instruments to determine if they give rise to cash flows at specific dates that conform only to the payment of the principal and interest on the principal amount.

In this context, the principal refers to the fair value of the financial asset at the initial recognition and interest refers to the consideration for the time value of money, the credit risk associated with the principal amount outstanding for a specific period of time and other risks and borrowing costs. Financial instruments

that do not meet the SPPI test are measured at FVTPL, such as derivatives.

- **Measured at fair value through profit or loss**

  All financial assets that do not meet the criteria of measurement at amortized cost or at FVOCI are classified as measured at FVTPL, in addition to those assets that in the initial recognition are irrevocably designated at FVTPL, if this eliminates or significantly reduces asset-liability mismatches.

  Financial assets measured at FVTPL are initially recorded at fair value with subsequent changes to the fair value recognized immediately in profit or loss.

  Financial assets are initially recognized in the consolidated statement of financial position at fair value and the transaction costs are recorded directly in the consolidated statement of income. Subsequent changes to the fair value are recognized immediately in profit or loss.

  Gains and losses arising from changes in fair value of non-derivative assets are recognized directly in the consolidated statement of income under "Net gains/(losses) on financial assets and liabilities at fair value through profit or loss". Interest income on financial assets measured at FVTPL is included in "Interest and similar income". For the treatment of derivative assets see Note 2(d)(iii).

- **Measured at fair value through other comprehensive income**

  They are financial assets that meet the criterion of the SPPI test, which are held in a business model whose objective is both to maintain the assets to receive the contractual cash flows as well as for sale.

  These financial assets are initially recognized at fair value, plus any transaction costs that are directly attributable to their acquisition or their issuance and are, subsequently, measured at fair value with gains and losses being recognized in other comprehensive income, except for impairment losses and foreign exchange gains and losses on debt securities, until the financial asset is derecognized. The expected credit losses are recorded in the consolidated statement of income.

  Interest income is recognized in the consolidated statement of income using the effective interest method. Dividends on equity instruments are recognized in the consolidated statement of income in 'Dividend income', within "Net Gains/(losses) on financial assets at fair value through other comprehensive income" when the Company's right to receive payment is established. Gains or losses arising out of exchange variation on investments in debt securities classified as FVOCI are recognized in the consolidated statement of income. See Note 2(d)(viii) for more details of the treatment of the expected credit losses.

- **Measured at amortized cost**

  Financial assets that meet the criterion of the SPPI test and which are held in a business model whose objective is to maintain the assets to receive the contractual cash flows.

  These financial assets are recognized initially at fair value including direct and

incremental costs, and are subsequently recorded at amortized cost, using the effective interest rate method.

Interest is recognized in the consolidated statement of income and presented as "Interest and similar income". In the case of expected credit loss, it is reported a deduction from the carrying value of the financial asset and is recognized in the consolidated statement of income.

ii. Financial liabilities

The Company classifies its financial liabilities as subsequently measured at amortized cost, using the effective interest rate method, except in cases of trading financial liabilities.

Financial liabilities for trading recognized by the Company are derivative financial instruments that are recorded and measured at fair value, with the respective changes in fair value recognized immediately in profit or loss.

The Company does not have any financial liabilities designated at fair value through profit or loss.

For more details on the treatment of derivatives, see Note 2(d) (iii).

- **Financial guarantee contracts and loan commitments**

Financial guarantees are contracts that require the Company to make specific payments under the guarantee for a loss incurred when a specific debtor fails to make a payment when due in accordance with the terms of the debt instrument.

Financial guarantees are initially recognized in the statement of financial position at fair value on the date the guarantee was given. After initial recognition, the Company's obligations under such guarantees are measured by the higher value between (i) the value of the provision for expected losses and (ii) the value initially recognized, minus, if appropriate, the accumulated value of the revenue from the service fee. The fee income earned is recognized on a straight-line basis over the life of the guarantee. Any increase in the liability relating to guarantees is reported in the consolidated statement of income within "Other operating income/ (expenses)".

The expected credit losses, referring to loan commitments, are recognized in liabilities and are calculated, as described in Note 40.2. – Credit Risk.

iii. Derivative financial instruments and hedge transactions

Derivatives are initially recognized at fair value on the date the respective contract is signed and are, subsequently, re-measured at their fair values with the changes recognized in the statement of income under "Net gains or losses on financial assets at fair value through profit or loss".

Fair values are obtained from quoted market prices in active markets (for example, for exchange-traded options), including recent market transactions, and valuation techniques (for example for swaps and foreign currency transactions), such as discounted cash-flow models and options-pricing models, as appropriate. In the

calculation of fair value, the counterparty's and the entity's own credit risk are considered.

Certain derivatives embedded in other financial instruments are treated as separate derivatives when their economic characteristics and risks are not closely related to those of the host contract and the host contract is not recorded at fair value through profit or loss. These embedded derivatives are separately accounted for at fair value, with changes in fair value recognized in the consolidated statement of income.

The Company has structures of cash flow hedges, whose objective is to protect the exposure to variability in cash flows attributable to a specific risk associated with all the assets or liabilities recognized, or a component of it. The details of these structures are presented in Note 40.3 – Market risk.

iv. Recognition

Initially, the Company recognizes deposits, securities issued and subordinated debts and other financial assets and liabilities on the trade date, in accordance with the contractual provisions of the instrument.

v. Derecognition

Financial assets are derecognized when there is no reasonable expectation of recovery, when the contractual rights to receive the cash flows from these assets have ceased to exist or the assets have been transferred and substantially all the risks and rewards of ownership of the assets are also transferred. Financial liabilities are derecognized when they have been discharged, paid, redeemed, cancelled or expired. If a renegotiation or modification of terms of an existing financial asset is such that the cash flows of the modified asset are substantially different from those of the original unmodified asset, then the original financial asset is derecognized and the modified financial asset is recognized as a new financial asset and initially measured at fair value.

vi. Offsetting financial instruments

Financial assets and liabilities are offset and the net amount reported in the consolidated statement of financial position when, the Company has the intention and the legal enforceable right to offset the recognized amounts on a net basis or realize the asset and settle the liability simultaneously.

vii. Determination of fair value

The determination of the fair value for the majority of financial assets and liabilities is based on the market price or quotes of security dealers for financial instruments traded in an active market. The fair value for other instruments is determined using valuation techniques. The valuation techniques which include use of recent market transactions, discounted cash flow method, comparison with other instruments similar to those for which there are observable market prices and valuation models.

For more commonly used instruments, the Company uses widely accepted valuation models that consider observable market data in order to determine the fair value of financial instruments.

For more complex instruments, the Company uses its own models that are usually developed from standard valuation models. Some of the information included in the models may not be observable in the market and is derived from market prices or rates or may be estimated on the basis of assumptions.

The value produced by a model or by a valuation technique is adjusted to reflect various factors, since the valuation techniques do not necessarily reflect all of the factors that market participants take into account during a transaction.

The valuations are adjusted to consider the risks of the models, differences between the buy and sell price, credit and liquidity risks, as well as other factors. Management believes that such valuation adjustments are necessary and appropriate for the correct evaluation of the fair value of the financial instruments recorded in the consolidated statement of financial position.

More details on the calculation of the fair value of financial instruments are available in Note 40.4. – Liquidity risk.

viii. **Expected credit losses**

The Company calculates the expected credit losses for financial instruments measured at amortized cost and at FVOCI (except for investments in equity instruments), financial guarantees and loan commitments.

Expected credit losses on financial instruments are measured as follows:

Financial assets: it is the present value of the difference between contractual cash flows and the cash flows that the Company expects to recover discounted at the effective interest rate of the operation;

Financial guarantees: it is the present value of the difference between the expected payments to reimburse the holder of the guarantee and the values that the Company expects to recover discounted at a rate that reflects the market conditions; and

Loan commitments: it is the present value of the difference between the contractual cash flows that would be due if the commitment was used and the cash flows that the Company expects to recover discounted at a rate that reflects the market conditions.

Expected credit losses are measured on one of the following basis:

- Credit losses expected for 12 months, i.e., credit losses as a result of possible events of delinquency within 12 months after the reporting date; and
- Credit Losses expected for the whole of lifecycle, i.e., credit losses that result from all possible events of delinquency throughout the expected lifecycle of a financial instrument.

The measurement of expected losses for the whole lifecycle is applied when a financial asset, on the reporting date, has experienced a significant increase in credit risk since its initial recognition and the measurement of expected credit loss for 12 months is applied when the credit risk has not increased significantly since its initial recognition. The Company assumes that the credit risk of a financial asset

has not increased significantly when the asset has a low credit risk on the reporting date.

With respect to Brazilian government bonds, the Company has internally developed a study to assess the credit risk of these securities, which does not expect any loss for the next 12 months, that is, no provision is recorded for credit losses.

For loans, the amount of loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset's original effective interest rate. The asset's carrying amount is reduced through provisions and the amount of the loss is recognized in the consolidated statement of income.

The calculation of the present value of the estimated future cash flows of a collateralized financial asset reflects the cash flows that may result from foreclosure less costs for obtaining and selling the collateral.

The methodology and assumptions used for estimating future cash flows are reviewed regularly to mitigate any differences between loss estimates and actual loss experience.

Following the recognition of expected credit loss, interest income is recognized using the effective rate of interest, which was used to discount the future cash flows, on the accounting value gross of provision, except for assets with problem of credit recovery, in which, the rate stated is applied at the net book value of the provision.

The whole or part of a financial asset is written off against the related credit loss expected when there is no reasonable expectation of recovery. Such loans are written off after all the relevant collection procedures have been completed and the amount of the loss has been determined. Subsequent recoveries of amounts previously written off are credited to the consolidated statement of income.

The criteria used to calculate the expected credit loss and to determine the significantly increased credit risk are detailed in Note 40.2. – Credit risk.

e) Non-current assets held for sale

Under certain circumstances, property is repossessed following foreclosure of loans that are in default. Repossessed properties are measured at the lower of their carrying amount or fair value less the costs to sell – whichever is the lowest – and are included within "Non-current assets held for sale".

f) Property and equipment

i. Recognition and valuation

Property and equipment are measured at cost less accumulated depreciation and accumulated impairment losses (see Note 2(i) below), if any. The cost includes expenses directly attributable to the acquisition of an asset.

The cost of assets internally produced includes the cost of materials and direct

labor, as well as any other costs that can be directly allocated and that are necessary for them to function.

When parts of an item have different useful lives, and separate control is practical, they are recorded as separate items (main components) comprising the property and equipment.

Useful lives and residual values are reassessed at each reporting date and adjusted, if appropriate.

Gains and losses from the sale of property and equipment are determined by comparing proceeds received with the carrying amount of the asset and are recorded in the consolidated statement of income under the heading "Other operating income/(expenses)".

ii. **Subsequent costs**

Expenditure on maintenance and repairs of property and equipment items is recognized as an asset when it is probable that future economic benefits associated with the items will flow to the Company for more than one year and the cost can be measured reliably. The carrying amount of the replaced part is derecognized. All other repairs and maintenance costs are charged to the consolidated statement of income during the reporting period in which they are incurred.

iii. **Depreciation**

Depreciation is recognized in the consolidated statement of income using the straight-line basis and taking into consideration the estimated useful economic life of the assets. The depreciable amount is the gross-carrying amount, less the estimated residual value at the end of the useful economic life. Land is not depreciated. Useful lives and residual values are reassessed at each reporting date and adjusted, if appropriate.

g) Intangible assets

Intangible assets are composed of non-monetary items, without physical substance that are separately identifiable. They may arise from business combinations, such as goodwill and other intangible assets purchased in business combinations, or from other transactions, such as software licenses and the acquisition of exclusive rights. These assets are recognized at cost. The cost of an intangible asset acquired in a business combination is its fair value on the acquisition date. Intangible assets with finite useful lives are amortized over their estimated economic useful lives. Intangible assets with an indefinite useful life are not amortized.

Generally, the identified intangible assets of the Company have a definite useful life. At each reporting date, intangible assets are reviewed for indications of impairment or changes in estimated future economic benefits – see Note 2(i) below.

i. **Goodwill**

Goodwill (or bargain purchase gain) arises on the acquisition of subsidiaries, associates and joint ventures and is allocated to Cash Generating Unit (CGU) or groups of CGUs that are expected to benefit from the synergies of the acquisitions.

Goodwill reflects the excess of the cost of acquisition in relation to the Company's share of the fair value of net identifiable assets or liabilities of an acquired subsidiary, associate or joint venture on the date of acquisition. Goodwill originated from the acquisition of subsidiaries is recognized as "Intangible Assets", and the goodwill from acquisition of associates and joint ventures is included in the carrying amount of the investment. When the difference between the cost of acquisition and the Company's share of the fair value of net identifiable assets or liabilities is negative (bargain purchase gain), it is immediately recognized in the consolidated statement of income as a gain on the acquisition date.

Goodwill is tested annually or whenever a trigger event has been observed, for impairment (see Note 2(i) below). Gains and losses realized in the sale of an entity include consideration of the carrying amount of goodwill relating to the entity sold.

ii. **Software**

Software acquired by the Company is recorded at cost, less accumulated amortization and accumulated impairment losses, if any.

Internal software-development expenses are recognized as assets when the Company can demonstrate its intention and ability to complete the development, and use the software in order to generate future economic benefits. The capitalized costs of internally developed software include all costs directly attributable to development and are amortized over their useful lives. Internally developed software is recorded at its capitalized cost less amortization and impairment losses (see Note 2(i) below).

Subsequent software expenses are capitalized only when they increase the future economic benefits incorporated in the specific asset to which it relates. All other expenses are recorded as expenses as incurred.

Amortization is recognized in the consolidated statement of income using the straight-line method over the estimated useful life of the software, beginning on the date that it becomes available for use. The estimated useful life of software is from two to five years. Useful life and residual values are reviewed at each reporting date and adjusted, if necessary.

iii. **Other intangible assets**

Other intangible assets refer basically to the customer portfolio and acquisition of banking service rights. They are recorded at cost less amortization and impairment losses, if any, and are amortized for the period in which the asset is expected to contribute, directly or indirectly, to the future cash flows.

These intangible assets are reviewed annually, or whenever events or changes in circumstances occur which could indicate that the carrying amount of the assets cannot be recovered. If necessary, the write-off or impairment (see Note 2(i) below) is immediately recognized in the consolidated statement of income.

h) Company lease (lessee)

As a lessee, the Group assesses at contract inception whether a contract is, or contains, a lease. That is, if the contract conveys the right to control the use of an identified asset for a period in exchange for consideration.

The Company applies a single recognition and measurement approach for all leases, except for short-term leases and leases of low-value assets. The Company recognizes lease liabilities to make lease payments and right-of-use assets representing the right to use the underlying assets.

At the beginning of a lease, the Company recognizes a "lease liability" and a right of use asset. The expenses with interest on the lease liability and expenses of depreciation of the right of use asset are recognized separately.

The right of use asset is measured initially at cost value and is subsequently reduced by the accumulated depreciation and any accumulated impairment losses, when applicable. The right of use will also be adjusted in case of re-measurement of the lease liability. The depreciation is calculated in a linear fashion by the term of the leases.

The lease term is defined as the non-cancellable term of the lease, together with (i) periods covered by the option to extend the lease, if the lessee is reasonably certain to exercise that option; and (ii) periods covered by the option to terminate the lease, if the lessee is reasonably certain that it will not exercise that option. The Company has a descriptive policy for the property lease terms, which considers the business plan and management expectations, extension options and local laws and regulations.

The lease liability is measured initially at the present value of the future lease payments, discounted by the incremental rate applied to each contract in accordance with the leasing term.

The lease payments include fixed payments, less any lease incentives receivable, and variable lease payments that depend on an index or a rate. Variable lease payments that do not depend on an index or a rate are recognized as expenses in the period in which the event or condition that triggers the payment occurs.

The incremental rate applied by the Company considers the funding rate free of risk adjusted by the credit spread.

Subsequently, the lease liability is adjusted to reflect the interest levied on the payment flows, re-measured to reflect any revaluation or modifications of leasing and reduced to reflect the payments made.

Financial charges are recognized as "Interest and similar expenses" and are adjusted in accordance with the term of the contracts, considering the incremental rate.

The contracts and leases of properties with an indefinite period are not considered in the scope of IFRS 16 – Leases, because they are leases in which the contract can be terminated at any time without a significant penalty. In this way, the rental contract is not considered as executable.

Short-term leases and leases of low-value assets

The Company applies the short-term lease recognition exemption to its short-term leases (leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option). It also applies the lease of low-value assets recognition exemption to leases that are considered to be low value. Lease

payments on short-term leases and leases of low-value assets are recognized as expense over the lease term.

i) Impairment losses on non-financial assets (except for deferred tax assets)

Assets that have an indefinite useful life such as goodwill are not subject to amortization and are tested, at least, annually to verify the existence of impairment.

Assets, which are subject to amortization or depreciation, are reviewed to evaluate for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized based on the excess the carrying amount of the asset or the cash generating unit (CGU) over its estimated recoverable amount. The recoverable amount of an asset or CGU is the greater of its fair value, less costs to sell, and its value in use.

For the purpose of impairment testing, the assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or CGUs. Subject to a ceiling of the operating segments, for the purpose of goodwill impairment testing, CGUs to which goodwill has been allocated are aggregated so that the level at which impairment testing is performed reflects the lowest level at which goodwill is monitored for internal reporting purposes.

When assessing the value in use, future profitability based on business plans and budgets are used, and the estimated future cash flows are discounted to their present value using a discount rate that reflects the current market conditions of the time value of money and the specific risks of the asset or CGU.

The Company's corporate assets do not generate separate cash inflows and are utilized by more than one CGU. Corporate assets are allocated to CGUs on a reasonable and consistent basis and tested for impairment as part of the testing of the CGU to which the corporate asset is allocated.

Impairment losses are recognized in the consolidated Statement of Income. Impairment losses recognized in respect of CGUs are allocated first to reduce the carrying amount of any goodwill allocated to the CGU (or group of CGUs) and then to reduce the carrying amount of the other assets in the CGU (or group of CGUs) on a pro rata basis.

An impairment of goodwill cannot be reversed. With regard to other assets, an impairment loss recognized in previous periods is reassessed at each reporting date for any indications that the impairment has decreased or no longer exists. An impairment loss will be reversed if there has been a change in the estimates used to determine the recoverable amount or to the extent that the carrying amount of the asset does not exceed the carrying amount that would have been determined, net of depreciation and amortization, if no impairment had been recognized.

j) Provisions, contingent assets and liabilities and legal obligations

A provision is recognized when, as a result of a past event, the Company has a present legal or constructive obligation that can be reliably estimated and it is probable that an outflow of resources will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific

to the liability.

Provisions were established by Management whenever it considers that there is a probable loss taking into account the opinion of their legal advisors; the nature of the actions; the similarity to previous suits; the complexity and the positioning of the Courts.

Contingent liabilities are not recognized, since their existence will only be confirmed by the occurrence or not of one or more future and uncertain events that are not totally under the control of the Management. Contingent liabilities do not meet the criteria for recognition, since they are considered as possible losses and are disclosed in explanatory notes, when relevant. Obligations classified as remote are neither provisioned nor disclosed.

Contingent assets are recognized only when there are actual guarantees or definitive favorable court rulings, over which there are no more resources, characterizing the gain as practically certain. Contingent assets, whose expectation of success is probable, are only disclosed in the financial statements, when relevant.

Legal obligations arise from legal proceedings, the object of which is its legality or constitutionality, which, independently of the assessment of the likelihood of success, have their amounts fully recognized in the financial statements.

k) Insurance Contracts

Contracts issued by the Organization that correspond to the definition of insurance contracts under IFRS 17 – Insurance Contracts are: insurance contracts, ceded reinsurance contracts and investment contracts with discretionary participation that are issued by an insurance company, these contracts need to be measured in accordance with IFRS 17 – Insurance Contracts. An insurance contract is one in which one party accepts significant insurance risk from another party. Insurance risk is risk, except the financial risk, transferred from the holder of a contract to the issuer. An investment contract with discretionary participation is a financial instrument under which the holder receives an additional payment, the value or term of which is contractually at the discretion of the issuer.

After classifying contracts within within the scope of IFRS 17, the Group must assess whether these contracts have any embedded derivatives, distinct investment components or a distinct good or service unrelated to insurance. An investment component is distinct if it is not highly interrelated with the insurance contract and if the policyholder can purchase a contract with equivalent terms and conditions in the same jurisdiction. A non-insurance-related good or service is distinct if the policyholder can benefit from the good or service alone or in conjunction with other readily available resources for the policyholder.

The following is a summary of the Group's products that are under the scope of IFRS 17 – Insurance Contracts:

- The Life portfolio was divided into three groups: Life Short-Term Risk, Life Long-Term Risk and Life Capitalization portfolios.
    - The Life Short-Term Risk portfolio includes products with coverage of mortality, disability and morbidity risks with a maximum duration of three years;

- The Life Long-Term Risk portfolio includes products with coverage of mortality, disability and morbidity risks. The duration of this portfolio is associated with the life expectancy of policyholders or has a duration of more than three years;
  - Whole Life portfolio includes products with coverage of mortality, disability and morbidity risks, as well as redemption options. The duration of this portfolio is associated with the life expectancy of the policyholder.

- The Pension Portfolio was divided into three groups: Defined Benefit Pension, Traditional Pension and PGBL/VGBL.

  - The Defined Benefit Pension portfolio covers products that guarantee a defined future payment when the policyholder reaches the retirement date. The duration of this portfolio is associated with the life expectancy of the policyholder;
  - The Traditional Pension portfolio covers products that guarantee a minimum interest rate and / or inflation adjustment both in the investment and benefit phases. The duration of this portfolio is associated with the life expectancy of the policyholder;
  - The PGBL/VGBL portfolio includes products that guarantee interest rate and / or inflation adjustments only in the benefit phase. The duration of this portfolio is associated with the life expectancy of the policyholder.

- The Health portfolio was divided into two groups: Health and Dental Health.

  - The Health portfolio considers products with complete health coverage. These products may be contracted individually (Individual Health) or collectively (Collective Health). Individual products have their duration associated with the life expectancy of policyholders and collective products have a maximum duration of two years;
  - The Dental Health portfolio only includes products with Dental Health coverage. These products may be contracted individually (Individual Dental Health) or collectively (Collective Dental Health). Individual products have their duration associated with the life expectancy of policyholders and collective products have a maximum duration of three years.

- The Non-Life portfolio was divided into two groups: Long-Term Non-Life and Short-Term Non-Life.

  - The Long-Term Non-Life portfolio includes two products: (i) consortium insurance (a product that protects self-funding pool agreements from default by its members); and (ii) home loan insurance;
  - The Short-term Non-Life portfolio includes all other Non-Life insurance products, such as (but not limited to): vehicle, residential, equipment, and civil liability.

Aggregation level

For measurement purposes, the Group aggregates insurance contracts based on similar risks that are managed together, which must be segregated by cohorts (with a maximum interval of 12 months) and then divided into three categories: groups of contracts that are onerous on initial recognition, groups of contracts that, on initial recognition, have no significant possibility of becoming onerous in the future and a group of remaining contracts in the portfolio, if any. These aggregations are referred to as Groups of Contracts.

Contract limits
Cash flows are within the the insurance contract boundary if cash flows from rights and obligations that exist during the reporting period under which the Group may require the policyholder to pay premiums or the Group may be required to provide insurance coverage to the policyholder. For contracts with discretionary participation features, cash flows are within the boundary of the contract if they arise from the Group's substantive obligation to deliver cash at a present or future date.

Initial Recognition
The Group recognizes groups of insurance contracts issued upon the occurrence of the first of the following facts:

- The beginning of the coverage period of the group of contracts;
- The maturity date of the first payment of a policyholder in the group; or
- The date when a group of contracts becomes onerous.

New contracts are included in the group when they satisfy the recognition criteria within the reporting period, until such time as all the contracts expected to be included in the group have been recognized.

Measurement approach
To measure the liability for the remaining coverage of its insurance contracts, the Group applies the General Measurement Model (GMM/BBA), the Variable Fee Approach (VFA) and the Premium Allocation Approach (PAA), detailed below.

In the General Measurement Model (GMM/BBA), insurance contracts issued are measured at initial recognition at the total of: (i) estimated future cash flows, adjusted for the time value of money, and an explicit risk adjustment related to the non-financial risk; and (ii) the Contractual Service Margin (CSM). The Group applies the general model to the following portfolios: Long-Term Risk Life, Whole Life, Defined Benefit Pension, Traditional Pension, Individual Health, Individual Dental Health and Long-Term Non-Life.

As a variation of the General Measurement Model (GMM/BBA), the Variable Fee Approach (VFA) follows the same principles as the General Measurement Model (GMM/BBA), but the subsequent measurement differs in relation to the measurement of the CSM. The VFA is applied to direct participation contracts, which are contracts that are substantially investment-related service contracts. Additionally, for these types of contracts, the liability to policyholders is linked to underlying items. "Underlying items" are defined as "Items that determine some of the amounts that an insurer will pay under an insurance contract". Underlying items can comprise any items; for example, a reference portfolio of assets, the Group's net assets, or a specified subset of the entity's net assets. The Organization applied this methodology to the PGBL/VGBL portfolio as, during the investment phase, the policyholders' return is directly linked to assets held in specified investments funds.

The simplified Premium Allocation Approach (PAA) is applicable to contracts with a coverage period of one year or less and contracts for which the Group reasonably expects that the resulting measurement will not differ materially from that under the General Measurement Model (GMM/BBA). The Group applies the Premium Allocation Approach (PAA) to the Life Short-Term Risk, Collective Health, Collective Dental Health and Short-Term Non-Life portfolios, because these portfolios have coverage periods equal to or less than one year were submitted to a 'similarity test' carried out by the

Group to confirm if the value of the liabilities of these contracts measured according to the simplified model is equal or similar to the value of the liabilities of these contracts measured by the General Model (BBA).

The Group does not issue reinsurance contracts; however, it has ceded contracts to reinsurers and applies the Premium Allocation Approach (PAA) to measure the ceded reinsurance contracts, as they have a duration of one year or less.

The Group measures the liabilities for incurred claims using an estimate of the cash flows to be fulfilled, discounted to present value.

Discount rate

The discount rate is the rate used to reflect the time value of money for future cash flows. It can be constructed using one of two methodologies: Top-Down or Bottom-Up. In the Top-Down methodology, the discount rate is derived from the Internal Rate of Return (IRR) of a portfolio of assets. In the Bottom-Up methodology, the calculation of the discount rate is based on a risk-free rate. A liquidity risk is added to the risk-free rate to obtain the final discount rate. The liquidity risk reflects the compensation that an investor would require for the differences in liquidity between the insurance contracts, considering all surrender options, and the reference bond portfolio. The Group uses the Bottom-Up rate for all its portfolios measured under IFRS 17 – Insurance Contracts.

The Group has chosen to recognize the effect of changes in discount rates in relation to initial recognition and subsequent measurements in other comprehensive income.

Risk Adjustment (RA)

The Risk Adjustment (RA) is the adjustment made by the Group to the estimate of the present value of future cash flows to reflect the compensation it would require to bear the risk of uncertainty in the value and timing of cash flows arising from non-financial risks. The Group opted to use the cost of capital methodology for the Life, Pension and Dental Health portfolios, and the confidence level methodology for the Health portfolio. For the Non-Life portfolio, the cost of capital methodology is used for the Liability for Remaining Coverage and the confidence level methodology for the Provision for Incurred Claims.

Under the cost of capital methodology, the RA is determined by multiplying the risk capital the insurance contract is expected to require by a cost of capital. The risk capital that the insurance contract is expected to require is obtained through an approximation methodology that multiplies the current risk capital by the duration of the insurance cash flows. The cost of capital is the minimum return that shareholders will require from a portfolio and is obtained through the Capital Asset Pricing Model (CAPM) methodology.

The confidence level methodology is based on recalculating the contract's cash flows in a defined stress scenario. In this case, the risk adjustment will be the difference between the insurance cash flows in the defined stress scenario and the insurance cash flow in the base scenario.

The equivalent percentile to the non-financial risk adjustment is 58% for the Life and Pension portfolios. In the Non-Life portfolio, the LRC uses the 58% percentile and, in the LIC, the 75% percentile is used.

To calculate the confidence level for the Health portfolio, the Group uses aninternal risk model where it calculates the confidence for the insurance contracts in its portfolio, 60% of percentile for the Remaining Coverage Provision and 70% of percentile for the Provision of Incurred Claims.

Allocation of Contractual Service Margin (CSM)
The Contractual Service Margin (CSM) for each group of insurance contracts is recognized in the statement of income for each period to reflect the insurance coverage provided. The amount of the Contractual Service Margin (CSM) recognized in each period is determined by identifying the coverage units, allocating the Contractual Service Margin (CSM) at the end of the period (before recognizing any release to profit or loss to reflect the services provided in that period), equally to each coverage unit provided in the current period and expected to be provided in the future and recognizing in profit or loss the amount allocated to units of coverage provided in the period.

For groups of contracts measured by the General Measurement Model (GMM/BBA) and the Variable Fee Approach (VFA), the allocation of the Contractual Service Margin (CSM) is calculated over the life of the group of contracts in a way that systematically reflects the transfer of insurance benefits and/or investment under the contract.
The Group has applied judgment and considered all relevant facts and circumstances to determine a systematic and rational method for estimating the insurance contract coverages provided for each group of contracts and therefore the coverage units.

For Life Long Term Risk, Traditional Pension and and Pension and Life contracts, the recognition of CSM is based on the projection of the value of the insurance liabilities of the insurance contract portfolios. For PGBL and VGBL Pension contracts it is based on the portfolio management fee.

For the Long-Term Non-Life insurance, the recognition of the portion of the Contractual Service Margin (CSM) in profit or loss is based on the expectation of premiums of the portfolio.

For the Individal Health portfolio, the recognition of the portion of the Contractual Service Margin (CSM) in profit or loss is based on the flow of people exposed to health risk projected for future periods.

Method for measuring and evaluating fulfillment cash flows
When estimating fulfillment cash flows included within the scope of the contract, the Group considers the range of all possible results, specifying the amount of cash flows, timing and probability of each scenario reflecting conditions existing on the date of measurement, using a probability-weighted average expectation, which represents the average of all possible scenarios. In determining possible scenarios, the Groups uses all reasonable and supportable information available without undue cost or effort, which includes information about past events, current conditions, and future forecasts.

When estimating future cash flows, the following elements are included within the contract boundaries:

- Premiums and any additional cash flows resulting from those premiums such as acquisition costs, future claims;
- Reported claims that have not yet been paid, claims incurred but have not yet been reported, expected future policy claims and potential cash inflows from future claims recoveries covered by existing insurance contracts;

- An allocation of the insurance acquisition cash flows attributable to the portfolio to which the issued contract belongs;
- An allocation of fixed and variable overheads directly attributable to the performance of insurance contracts, including indirect costs such as accounting, human resources, IT and support, building depreciation, rent, maintenance, and utilities;
- Other costs specifically chargeable to the policyholder under the contract.

Cash flow estimates include directly observable market variables and unobservable variables such as mortality rates, accident rates, average claims costs and probabilities of serious claims.

When applying the mortality table for groups of policyholders, the Group uses the parameters as a reference to project the number of benefits to be paid to policyholders. The estimated amounts to be paid are incorporated into the measurement of the entity's insurance contracts.

For the calculation of the mortality rate to be used for the measurement of insurance contracts, the Group uses a number of mortality tables. The use of different mortality tables is done to reflect the probability of life and death of certain groups of policyholders.

The Group also uses the persistence index as an assumptions in the measurement of fulfillment cash flows. The persistence index aims to capture the average time that the policyholder will remain party to the contract considering the possibility of cancellation.

The Group calculates the changes in fulfillment cash flows at the end of each reporting period. This occurs for changes in non-financial and financial assumptions, and discount rates. The Group first calculates the changes in discount rates and financial assumptions on fulfillment cash flows (as expected at the beginning of the period) and then calculates the changes in these cash flows from the change in non-financial assumptions.

Acquisition cash flow

The Organization includes insurance acquisition cash flows in measuring a group of insurance contracts if they are directly attributable to individual contracts in that group, the group itself or the portfolio of insurance contracts to which the group belongs.

As such, an expense related to the acquisition cash flow is recognized in profit or loss against an increase in the Liability for Remaining Coverage (LRC) related to the insurance contracts.

Separation of components

The Organization evaluates its products to determine whether it is comprised of components which are distinct and need to be separated and accounted for by applying other accounting standards. When these non-insurance components are not distinct, they are accounted for jointly with the insurance component applying IFRS 17 – Insurance Contracts. The Organization evaluated the contracts under the scope and concluded that there are no components to be separated.

Components of investments and underlying assets
The standard defines an investment component as the amount that the insurance contract requires the entity to repay to the policyholder in all circumstances, regardless of the occurrence of an insured event.

The standard also defines an underlying asset as the item that determines some of the amounts payable to the policyholder. Underlying items may comprise any number of items; for example, a reference portfolio of assets, the entity's net assets, or a specific subset of the entity's net assets. The Organization has contracts with obligations linked to the underlying assets in the Pension Plan portfolio.

Income from Insurance
The Group writes insurance contracts and in recognizing income from these contracts, reduces its Liability for Remaining Coverage (LRC).

For groups of insurance contracts measured under the General Measurement Model (GMM/BBA) and the Variable Fee Approach (VFA), income from insurance is composed of the sum of the changes in Liability for Remaining Coverage (LRC) due to:

- Expenses from insurance coverage incurred in the period;
- Changes in risk adjustment for non-financial risk;
- The amount to be released from the Contractual Service Margin (CSM) for the coverage provided in the period;
- Other amounts, such as experience adjustments for premium receipts related to the current or past period, if any.

Income from insurance also includes the portion of premiums related to the recovery of insurance acquisition cash flows included in expenses from insurance coverage in each period. Both values are measured systematically based on the passage of time.

In applying the Premium Allocation Approach (PAA), the Organization recognizes insurance income for the period based on the passage of time, allocating expected premium receipts, including experience adjustments to premiums for each coverage period.

Insurance Contract Expenses
Expenses from insurance coverage arising from a group of insurance contracts issued consist of:

- Changes in the Liability for Incurred Claims (LIC) related to claims and expenses incurred in the period, excluding the reimbursement of investment components;
- Changes in the Liability for Incurred Claims (LIC) related to claims and expenses incurred in previous periods (related to past coverages);
- Other directly attributable expenses from insurance coverage incurred in the period;
- Amortization of insurance acquisition cash flows;
- Loss component of onerous groups of contracts initially recognized in the period;
- Changes in the Liability for Remaining Coverage (LRC) related to future coverage that do not adjust the Contractual Service Margin (CSM), as they are changes in the loss component in the groups of onerous contracts.

Financial Revenues and Expenses

The Company adopts the segregation of financial income and expenses in compliance with paragraph 118 of IFRS 17 – Insurance Contracts, recognizing the interest income related to insurance contracts in the Statement of Income and the amount related to changes in financial fees and assumptions in other comprehensive income.

The purpose of the segregated presentation of the entity's financial income and expenses is to avoid greater volatility in the results for the period, as well as to mitigate the variations in the technical provisions of IFRS 17 – Insurance Contracts with the variations in financial assets recorded at fair value through other comprehensive income, in accordance with IFRS 9 – Financial Instruments.

l) Capitalization bonds

The liability for capitalization bonds is registered in the line item "Other liabilities". Financial liabilities and revenues from capitalization bonds are recognized at the time bonds are issued.

The bonds are issued according to the types of payments, monthly or in a single payment. Each bond has a nominal value, which is indexed to the Referential Rate index (TR) plus a spread until the redemption or cancellation of the bond. Amounts payable are recognized in the line item "Other Liabilities – Capitalizations Bonds".

Capitalization bond beneficiaries are eligible for a prize draw. At the end of a certain period that is determined at the time the capitalization bond is issued, a beneficiary may redeem the nominal value paid plus the accumulated interest. These products are regulated by the insurance regulator in Brazil; however, they do not meet the definition of an insurance contract and, therefore, are classified as financial liabilities.

Unclaimed amounts from "capitalization plans" are derecognized when the obligation legally expires.

m) Employee benefits

Bradesco recognizes, prospectively the surplus or deficit of its defined benefit plans and post-retirement plans as an asset or an obligation in its consolidated statement of financial position, and recognizes the changes in the financial condition during the year in which the changes occurred, in profit or loss.

i. Defined contribution plan

Bradesco and its subsidiaries sponsor Pension Plans for their employees and Management. Contribution obligations for defined contribution Pension Plans are recognized as expenses in profit or loss as incurred. Once the contributions are paid, Bradesco, in the capacity of employer, has no obligation to make any additional payment.

ii. Defined benefit plans

The Company's net obligation, in relation to the defined benefit plans, refers exclusively to institutions acquired and is calculated separately for each plan, estimating the future defined benefit that the employees will be entitled to after leaving the Company or at the time of retirement.

Bradesco's net obligation for defined benefit plans is calculated on the basis of an estimate of the value of future benefits that employees receive in return for services rendered in the current and prior periods. This value is discounted at its current value and is presented net of the fair value of any plan assets.

The calculation of the obligation of the defined benefit plan is performed annually by a qualified actuary, using the projected unit credit method, as required by accounting rule.

Remeasurement of the net obligation, which include: actuarial gains and losses, the return of the assets of the plan other than the expectation (excluding interest) and the effect of the asset ceiling (if any, excluding interest), are recognized immediately in other comprehensive income.

Net interest and other expenses related to defined benefit plans are recognized in the statement of income.

iii. **Termination benefits**

Severance benefits are accrued when the employment relationship is terminated by the Company before the employee's normal date of retirement or whenever the employee accepts voluntary redundancy in return for such benefits.

Benefits which are payable 12 months or more after the reporting date are discounted to their present value.

iv. **Short-term benefits**

Benefits such as wages, salaries, social security contributions, paid annual leave and paid sick leave, profit sharing and bonuses (which are all payable within 12 months of the reporting date) and non-monetary benefits such as health care, etc. are recorded as expenses in the consolidated statement of income, without any discount to present value, if the Company has a present legal or constructive obligation to pay the amount as a result of past service provided by the employee and the obligation can be reliably estimated.

n) Interest

Income from financial assets measured at amortized cost and at FVOCI, except instruments of equity and interest costs from liabilities classified at amortized cost are recognized on an accrual basis in the consolidated statement of income using the effective interest rate method. The effective interest rate is the rate that discounts estimated future cash payments and receipts throughout the expected life of the financial asset or liability (or, when appropriate, a shorter period) to the carrying amount of the financial asset or liability. When calculating the effective rate, the Company estimates future cash flows considering all contractual terms of the financial instrument, but not future credit losses.

The calculation of the effective interest rate includes all commissions, transaction costs, discounts or bonuses which are an integral part of such rate. Transaction costs are incremental costs directly attributable to the acquisition, issuance or disposal of a financial asset or liability.

o) Fees and commissions

Fees and commission income and expense which are part of and are directly allocable to the effective interest rate on a financial asset or liability are included in the calculation of the effective interest rate.

Other fee and commission income, substantially composed by account service fees, asset management fees, credit card annual charges, and collection and consortium fees are recognized, according to the requirements of IFRS 15 - Revenue from Contracts with Customers, to the extent that the obligations of performance are fulfilled. The price is allocated to the provision of the monthly service, and the revenue is recognized in the result in the same manner. When a loan commitment is not expected to result in the drawdown of a loan, the related commitment fees are recognized on a straight-line basis over the commitment period. Other fees and commissions expense relate mainly to transaction as the services are received.

p) Income tax and social contribution

Deferred tax assets, calculated on income tax losses, social contribution losses and temporary differences, are recognized in "Deferred tax assets" and the deferred tax liabilities on tax differences in lease asset depreciation (applicable only for income tax), fair value adjustments on securities, inflation adjustment of judicial deposits, among others, are recognized in "Deferred taxes".

Deferred tax assets on temporary differences are realized when the difference between the accounting treatment and the income tax treatment reverses. Deferred tax assets on carried forward income tax and social contribution losses are realizable when taxable income is generated, up to the 30% limit of the taxable profit for the period. Deferred tax assets are recognized based on current expectations of realization considering technical studies and analyses carried out by Management.

The provision for income tax is calculated at the base rate of 15% of taxable income, plus an additional 10%. The social contribution on net income (CSLL) for financial, insurance and similar companies is calculated at the rate of 15% and 9% for other companies. In November 2019, Constitutional Amendment No. 103 was enacted, establishing in article 32, the increase in the CSLL rate of the "Banks" from 15% to 20%, effective as of March 2020.

On April 28, 2022, Provisional Measure No. 1,115 ("MP") was published, converted into Law No. 14,446, on September 19, 2022, which raised the social contribution rate on the Net Income of the insurance and financial sectors by one percentage point, during the period from August 1, 2022 to December 31, 2022.

Provisions were recognized for income tax and social contribution in accordance with specific applicable legislation.

The breakdown of income tax and social contribution, showing the calculations, the origin and expected use of deferred tax assets, as well as unrecognized deferred tax assets, is presented in Note 37 – Income Tax and Social Contribution.

q) Segment reporting

Information for operating segments is consistent with the internal reports provided to the Executive Officers (being the Chief Operating Decision Makers), which are comprised by the Chief Executive Officer, Executive Vice-Presidents, Managing Officers and Deputy Officers. The Company operates mainly in the banking and insurance segments. The banking operations include operations in retail, middle market and corporate activities, lease, international bank operations, investment banking and private banking. The Company's banking activities are performed through its own branches located throughout the country, in branches abroad and through subsidiaries, as well as by means of our shareholding interest in other companies. The insurance segment consists of insurance operations, Pension Plans and capitalization plans which are undertaken through a subsidiary, Bradesco Seguros S.A., and its subsidiaries.

r) Equity

Preferred shares have no voting rights, but have priority over common shares in reimbursement of capital, in the event of liquidation, up to the amount of the capital represented by such preferred shares, and the right to receive a minimum dividend per share that is ten percent (10%) higher than the dividend distributed per share to the holders of common shares.

i. Share issuance costs

Incremental costs directly attributable to the issuance of shares are shown net of taxes in shareholders' equity, thus reducing the initial book value.

ii. Earnings per share

The Company presents basic and diluted earnings per share data. Basic earnings per share is calculated by allocating the net income attributable to shareholders between that attributable to common shareholders and that attributable to preferred shareholders and dividing this by the weighted average number of common and preferred shares, respectively, outstanding during the year. Diluted earnings per share are the same as basic earnings per share, as there are no potentially dilutive instruments.

iii. Dividends payable

Dividends on shares are paid and provisioned during the year. In the Shareholders' Meeting are approved at least the equivalent of 30% of the annual adjusted net income, in accordance with the Company's Bylaws. Dividends approved and declared after the reporting date of the financial statements, are disclosed in the notes as subsequent events.

iv. Capital transactions

Capital transactions are transactions between shareholders. These transactions modify the equity held by the controlling shareholder in a subsidiary. If there is no loss of control, the difference between the amount paid and the fair value of the transaction is recognized directly in the shareholders' equity.

3) NEW STANDARDS AND AMENDMENTS AND INTERPRETATIONS OF EXISTING STANDARDS

a) Standards, amendments and interpretations of standards applicable from January 1, 2023

Contracts under the scope of IFRS 17

Transition

The Group applied the full retrospective approach for insurance contracts that are measured in accordance with the Premium Allocation Approach (PAA).

For contracts measured using the General Measurement Approach (GMM/BBA), the Group applied the fair value transition approach for cohorts of contracts in the portfolios: Whole Life, Defined Benefit Pension Plan, Traditional Pension Plan and Non-Life Long-Term - Home loan issued through 2017; for the Individual Health and Non-Life Long-Term - Consortium portfolios issued through 2018; for the Life Long-Term Risk portfolios through 2019 and for the Individual Dental Health portfolios through 2020, and the full retrospective transition approach for cohorts of contracts in these portfolios issued after these dates. For contracts measured using the Variable Fee Approach (VFA), the fair value transition approach is used for cohorts issued through 2019, and the full retrospective transition approach is used for cohorts of contracts issued after this date. The decision to use the fair value approach was based on the unavailability of information at the granularity required to use the full retrospective transition approach in these portfolios.

Under the fair value approach, the Contractual Service Margin (CSM) at the transition date represents the difference between the fair value determined by the Organization and the fulfilment cash flows, which are a risk-adjusted, explicit, unbiased and probability-weighted estimate of the present value of future cash flows that will arise as the entity fulfills the contracts.

Financial asset classification

The Group reassessed the classification under IFRS 9 of its financial assets related to insurance contracts within the scope of IFRS 17 - Insurance Contracts at the date of initial application of IFRS 17 – Insurance Contracts, if those assets are related to insurance contracts within the scope of IFRS 17 – Insurance Contracts. This redesignation is based on changes to the business models in which the financial assets are held to mitigate the financial effects of the new standard.

The Organization assessed the effects of IFRS 17 – Insurance Contracts, mainly those related to changes in the discount rate applied, and reassessed its business model for related assets. The reassessment resulted in a business model reclassification for a portion of assets used to support the Life and Pension and Health portfolios. Assets were transferred out of the amortized cost category into the category of assets measured at fair value through other comprehensive income (FVOCI). The main reason for this reclassification is the change in the methodology for evaluating insurance liabilities that now have their discounts aligned with the market rate.

Amendments to IAS 1 - Presentation of Financial Statements

The amendments are intended to improve disclosures of accounting policies, so that entities provide more useful information to users of financial statements. Entities should disclose their material accounting policies rather than their significant accounting policies. It also includes guidelines on how to apply the concept of materiality to accounting policy disclosures, and it was applicable from January 2023. It was concluded that there were no impacts with the application of this amendment.

Amendments to IAS 8 - Accounting Policies, Change of Estimates Error Correction

Entities should distinguish between changes in accounting policies and changes in accounting estimates being applicable from January, 2023. It was concluded that there was no significant impacts expected from the adoption of this amendment.

Amendments to IAS 12 - Taxes on Profit

In specific circumstances, entities are exempt from recognizing deferred taxes when they recognize assets or liabilities for the first time. This exemption applies to lease operations and foreclosure obligations, for example. With the changes, entities will no longer be entitled to the exemption and will be obliged to recognize the deferred tax on such transactions being applicable from January, 2023. Bradesco has identified that the amendments have a non-significant impact on some items in the statement of financial position, with no impact on profit or loss.

Another change brought during 2023 applies to income tax resulting from tax law enacted or substantially enacted to implement the Pillar Two model rules published by the Organization for Economic Co-operation and Development (OECD), including the tax law that implements domestic complementary taxes described in these rules, which aim to ensure the payment of a minimum effective rate of 15% in each jurisdiction of the economic group. The Company did not identify impacts with the application of this standard.

b) Impacts of the adoption of IFRS 17

According to IAS 8, the entity must change its accounting policy resulting from the adoption of a new accounting pronouncement. IFRS 17 brings as a transitional rule the retrospective application of its effects, therefore, we present below the reconciliation of the Statement of Financial Position and Statement of Income between IFRS 4 and IFRS 17.

R$ thousand

CONSOLIDATED STATEMENT OF FINANCIAL POSITION	December 31, 2022			December 31, 2021		
	Previously presented	Adoption IFRS 17	Presentation of current balances	Previously presented	Adoption IFRS 17	Presentation of current balances
Assets						
Cash and balances with banks	122,521,755	-	122,521,755	108,601,632	-	108,601,632
Financial assets at fair value through profit or loss	301,899,028	-	301,899,028	336,560,965	-	336,560,965
Financial assets at fair value through other comprehensive income	215,588,278	-	215,588,278	193,516,537	-	193,516,537
Financial assets at amortized cost						
- Loans and advances, net of provision for losses	730,892,962	(5,986,026)	724,906,936	656,459,438	(4,604,687)	651,854,751
- Securities, net of provision for expected losses	211,611,074	-	211,611,074	178,819,275	-	178,819,275
- Other financial assets	65,705,559	-	65,705,559	64,411,451	-	64,411,451
Other assets	151,397,019	(1,340,857)	150,056,162	137,202,895	450,135	137,653,030
Total assets	**1,799,615,675**	**(7,326,883)**	**1,792,288,792**	**1,675,572,193**	**(4,154,552)**	**1,671,417,641**
Liabilities						
Liabilities at amortized cost	1,239,685,337	-	1,239,685,337	1,155,822,453	-	1,155,822,453
Financial liabilities at fair value through profit or loss	13,341,324	-	13,341,324	14,265,283	-	14,265,283
Insurance technical provisions and pension plans	316,155,117	(11,399,152)	304,755,965	286,386,634	(5,481,679)	280,904,955
Other liabilities	71,692,633	2,802,696	74,495,329	68,869,116	2,546,825	71,415,941
Total liabilities	**1,640,874,411**	**(8,596,456)**	**1,632,277,955**	**1,525,343,486**	**(2,934,854)**	**1,522,408,632**
Total equity (1)	158,741,264	1,269,573	160,010,837	150,228,707	(1,219,698)	149,009,009
Total equity and liabilities	**1,799,615,675**	**(7,326,883)**	**1,792,288,792**	**1,675,572,193**	**(4,154,552)**	**1,671,417,641**

(1) In 2022, the impact of IFRS 17 adjustments on other comprehensive income was R$2,385,912 thousand.

ACCUMULATED INCOME STATEMENT ON DECEMBER 31, 2022			R$ thousand
	Previously presented	Adoption IFRS 17	Presentation of current balances
Net interest income	69,301,931	509,341	69,811,272
Fee and commission income	27,134,207	(10,087)	27,124,120
Net gains/(losses) on financial assets and liabilities	3,483,171	-	3,483,171
Gross profit from insurance and pension plans	7,264,883	(3,232,557)	4,032,326
Expected loss of loans and advances and other financial assets	(23,786,438)	19,603	(23,766,835)
Personnel expenses	(21,683,356)	1,794,304	(19,889,052)
Other administrative expenses	(17,510,519)	935,909	(16,574,610)
Depreciation and amortization	(5,663,220)	356,778	(5,306,442)
Other operating income/(expenses)	(15,686,636)	38,370	(15,648,266)
Share of profit of associates and joint ventures	1,355,926	-	1,355,926
Income tax and social contribution	(2,992,753)	(172,087)	(3,164,840)
Net income	**21,217,196**	**239,574**	**21,456,770**

c) Standards, amendments and interpretations of standards applicable in future periods

Amendments to IAS 1

Additionally, the amendments to IAS 1 issued in October 2022, aim to improve the information disclosed about non-current debts with covenants, so that users of the financial statements understand the risk of such debts being settled in advance. They also contemplate changes that aim to address some concerns raised by users of the financial statements, due to the application of the changes for the Classification of Liabilities as Current and Non-Current, issued in 2020. Early adoption is allowed. The changes are effective as of January 1, 2024. It was concluded that there will be no impacts with the application of this regulation.

Amendments to IFRS 16

Leases. The changes, issued in September 2022, provide for the addition of requirements on how an entity accounts for a sale of an asset when it leases that same asset back (leaseback), after the initial date of the transaction. In summary, the seller-lessee shall not recognize any gain or loss relating to the right of use retained by it. The amendments are effective for annual periods beginning on or after January 1, 2024. It was concluded that there will be no impacts with the application of this regulation.

Amendments to IAS 7 and IFRS 17

Statements of Financial Instruments and Cash Flows: Disclosure. The changes refer to the disclosure of information on financial agreements with suppliers that will allow users of the Financial Statements to evaluate their effects on the entity's liabilities and cash flows, in addition to their exposure to the liquidity risk. The amendments take effect for annual periods beginning on or after January 1, 2024. The Company evaluated the proposed changes and did not identify any significant impacts on its financial statements.

4) ESTIMATES AND JUDGMENTS

The Company makes estimates and judgments that may affect the reported carrying amounts of assets and liabilities in the next year, with the assumptions determined in accordance with the applicable standard.

Such estimates and judgments are evaluated on an ongoing basis, based on our historical experience and among other factors, including expectations of future events, considered reasonable under current circumstances.

Judgments

Information about judgments made in applying accounting policies that have the most significant effects on the amounts recognized in the financial statements are included in the following notes:

- Note 13 Consolidation: whether the Group has de facto control over the investee; and equity-accounted investees: whether the Group has significant influence over the investee.

Estimates

Estimates that carry a significant risk as they may have a material impact on the values of assets and liabilities in the next year, with the possibility of actual results being different from those previously established. Significant estimates are disclosed below and further information is presented in the referenced notes:

Accounting estimates	Note
• Fair value of financial instruments (Level II and III)	40.4 / 29 and 30 / 6 and 8
• Expected credit loss	40.1 / 10 and 11
• Impairment of intangible assets and goodwill	15
• Realization of deferred income tax	37
• Insurance contract liabilities	21
• Other provisions	22

Fair value of financial instruments

Financial instruments recognized at fair value in our consolidated financial statements consist primarily of financial assets measured at fair value through profit or loss, including derivatives and financial assets classified as measured at fair value through other comprehensive income. The fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the reporting date.

These financial instruments are categorized within a hierarchy based on the lowest level of input that is significant to the fair value measurement. For instruments classified as level 3, we have to apply a significant amount of our own judgment in arriving at the fair value measurement. We base our judgment decisions on our knowledge and observations of the markets relevant to the individual assets and liabilities, and those judgments may vary based on market conditions. In applying our judgment, we look at a range of third-party prices and transaction volumes to understand and assess the extent of market benchmarks available and the judgments or modeling required in third-party processes. Based on these factors, we determine whether the fair values are observable in active markets or whether the markets are inactive.

Imprecision in estimating unobservable market inputs can impact the amount of revenue or loss recorded for a particular position. Furthermore, while we believe our valuation methods are appropriate and consistent with those of other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value on the reporting date. For a detailed discussion about the determination of fair value of financial instruments, see Note 40.5. - fair value of financial assets and liabilities.

Expected credit loss

The measurement of the provision for expected credit losses on loans for financial assets measured at amortized cost and FVOCI requires the use of complex quantitative models and assumptions about future economic conditions and loan behavior.

Several significant judgments are also required to apply the accounting requirements for the measurement of the expected credit loss, such as:

- Determine the criteria in order to identify the significant increase of credit risk;
- Select quantitative models and suitable assumptions;
- Establish several prospective scenarios and assumptions;
- Group similar financial assets; and
- Define the expected time frame of exposure to credit risk for instruments without the contractual maturity defined.

The process to determine the level of provision for expected credit loss requires estimates and the use of judgment; it is possible that actual losses presented in subsequent periods will differ from those calculated according to current estimates and assumptions.

The explanation of assumptions and estimation techniques used in the measurement of expected credit loss is further detailed in Note 40.2. - credit risk.

Impairment of intangible assets and goodwill

The Company analyzes, at least annually, whether the carrying value of intangible assets and goodwill (including goodwill identified in the acquisition of associates and joint ventures) is impaired. The first step of the process requires the identification of independent Cash-Generating Units and the allocation of goodwill to these units. The carrying amount of the CGU, including the allocated goodwill, is compared to its recoverable amount to determine whether any impairment exists. If the value in use of a cash-generating unit is less than its carrying value, goodwill will be impaired. Detailed calculations may need to be carried out taking into consideration changes in the market in which a business operates (e.g., competitive activity, regulatory change). The value in use is based upon discounting expected pre-tax cash flows at a risk-adjusted interest rate appropriate to the operating unit, the determination of both requires one to exercise one's judgment. While forecasts are compared with actual performance and external economic data, expected cash flows naturally reflect the Company's view of future performance.

Realization of deferred income tax

The determination of the amount of our income tax liability is complex, and our assessment is related to our analysis of our deferred tax assets and liabilities and income tax payable. In general, our evaluation requires that we estimate future amounts of current and deferred taxes. Our assessment of the possibility that deferred tax assets are realized is subjective and involves assessments and assumptions that are inherently uncertain in nature. The underlying support for our assessments and assumptions could change over time as a result of unforeseen events or circumstances, affecting our determination of the amount of our tax liability.

Significant judgment is required in determining whether it is more likely than not that an income tax position will be sustained upon examination, even after the outcome of any related administrative or judicial proceedings based on technical merits. Further judgment is then required to determine the amount of benefit eligible for recognition in our

consolidated financial statements.

In addition, we have monitored the interpretation of tax laws by, and decisions of, the tax authorities and Courts so that we can adjust any prior judgment of accrued income taxes. These adjustments may also result from our own income tax planning or resolution of income tax controversies, and may be material to our operating results for any given period.

For additional information about income tax, see Note 37 – Income tax and social contribution.

Insurance contract liabilities

Insurance contract liabilities are liabilities constituted to honor future commitments to or on behalf of our policyholders – see Note 2(k). Expectations of loss ratio, mortality, longevity, length of stay and interest rate are used. These assumptions are based on experience from the Group's portfolio and are periodically reviewed.

Other provisions

The provisions are regularly reviewed and constituted, where the loss is deemed probable, taking in to consideration the opinion of the Organization's legal counsel, the nature of the lawsuit, similarity to previous lawsuits, complexity and the courts standing.

5) CASH, CASH EQUIVALENTS AND BALANCES WITH BANKS

a) Cash, cash equivalents and balances with banks

		R$ thousands
	On December 31, 2023	On December 31, 2022
Cash and due from banks in domestic currency	14,765,830	14,428,309
Cash and due from banks in foreign currency	2,566,314	6,120,063
Reverse repurchase agreements (1) (a)	145,253,145	97,635,695
Discretionary deposits at the Central Bank	24,205,291	8,001,354
Cash and cash equivalents	**186,790,580**	**126,185,421**
Compulsory deposits with the Central Bank (2)	109,516,537	93,972,029
Cash, cash equivalents and balances with banks (b)	**296,307,117**	**220,157,450**
Cash and balances with banks (b) - (a)	**151,053,972**	**122,521,755**

(1) Refers to operations whose maturity on the effective investment date is equal to or less than 90 days and present an insignificant risk of change. In the statement of financial position these are presented as 'loans and advances to financial institutions' – refer to note 10; and

(2) Compulsory deposits with the Central Bank of Brazil refers to a minimum balance that financial institutions must maintain at the Central Bank of Brazil based on a percentage of deposits received from third parties.

6) FINANCIAL ASSETS AND LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

a) Financial assets at fair value through profit or loss

	R$ thousands	
	On December 31, 2023	On December 31, 2022
Financial assets		
Brazilian government bonds	282,586,266	210,538,448
Bank debt securities	43,844,816	34,091,904
Corporate debt and marketable equity securities	36,257,756	28,214,231
Mutual funds	9,323,075	12,025,851
Brazilian sovereign bonds	54,167	113,828
Foreign governments securities	118,948	656,270
Derivative financial instruments	15,413,349	16,258,496
Total	**387,598,377**	**301,899,028**

b) Maturity

	R$ thousands	
	On December 31, 2023	On December 31, 2022
Maturity of up to one year	95,034,235	55,128,782
Maturity of one to five years	201,297,811	153,846,848
Maturity of five to 10 years	58,350,432	64,795,283
Maturity of over 10 years	7,911,872	8,716,528
No stated maturity	25,004,027	19,411,587
Total	**387,598,377**	**301,899,028**

The financial instruments pledged as collateral classified as "Financial assets at fair value through profit or loss", totaled R$32.772,513 thousand on December 31, 2023 (R$6,589,358 thousand on December 31, 2022), being composed primarily of Brazilian government bonds.

c) Liabilities at fair value through profit or loss

	R$ thousands	
	On December 31, 2023	On December 31, 2022
Derivative financial instruments	15,542,220	13,341,324
Total	**15,542,220**	**13,341,324**

7) DERIVATIVE FINANCIAL INSTRUMENTS

Bradesco carries out transactions involving derivative financial instruments, which are recognized in the statement of financial position, to meet its own needs in managing its global exposure, as well as to meet its customers' requests, in order to manage their exposure. These operations involve a range of derivatives, including interest rate swaps, currency swaps, futures and options. Bradesco's risk management policy is based on the utilization of derivative financial instruments mainly to mitigate the risks from operations carried out by the Bank and its subsidiaries.

Derivative financial instruments are recognized in the consolidated statement of financial position at their fair value. Fair value is generally based on quoted market prices or quotations for assets or liabilities with similar characteristics. Should market prices not be available, fair values are based on dealer quotations, pricing models, discounted cash flows or similar techniques for which the determination of fair value may require judgment or significant estimates by Management.

Market-derived information is used in the determination of the fair value of derivative financial instruments. The fair value of swaps is determined by using discounted cash flow modeling techniques that use yield curves, reflecting adequate risk factors. The information to build yield curves is mainly obtained from B3 (the Brazilian securities, commodities and futures exchange), and the domestic and international secondary market. These yield curves are used to determine the fair value of currency swaps, interest rate and other risk factor swaps. The fair value of forward and futures contracts is also determined based on market price quotations for derivatives traded on an exchange or using methodologies similar to those outlined for swaps. The fair values of credit derivative instruments are determined based on market price quotation or prices received from specialized entities. The fair value of options is determined based on mathematical models, such as Black & Scholes, using yield curves, implied volatilities and the fair value of the underlying assets. Current market prices are used to calculate volatility. To estimate the fair value of the over-the-counter (OTC) financial derivative instruments, the credit quality of each counterparty is also taken into account, based on an expected loss for each derivative portfolio (Credit valuation adjustment).

The derivative financial instruments held by Bradesco in Brazil primarily consist of swaps and futures and are registered with B3.

Foreign derivative financial instruments refer to swaps, forwards, options, credit and futures operations and primarily traded at the stock exchanges in Chicago and New York, as well as the over-the-counter (OTC) markets.

Macro strategies are defined for the Trading (proprietary) and Banking portfolios. Trading Portfolio transactions, including derivatives, seek gains from directional movements in prices and/or rates, arbitrage, hedge and market-maker strategies that may be fully or partially settled before the originally stipulated maturity date. The Banking Portfolio focuses on commercial transactions and their hedges.

Portfolio risk is controlled using information consolidated by risk factor; effective portfolio risk management requires joint use of derivatives with other instruments, including stocks and bonds.

R$ thousands

	On December 31, 2023					On December 31, 2022				
	Notional value	Net notional value (3)	Amortized cost	Fair value adjustment	Fair value	Notional value	Net notional value (3)	Amortized cost	Fair value adjustment	Fair value
Futures contracts										
Purchase commitments:	**164,372,715**	**-**	**-**	**-**	**-**	**114,376,165**		**-**	**-**	**-**
- Interbank market	132,161,908	-	-	-	-	89,694,759	-	-	-	-
- Foreign currency	14,481,278	-	-	-	-	13,512,369	-	-	-	-
- Other	17,729,529	10,106,786	-	-	-	11,169,037	3,622,411	-	-	-
Sale commitments:	**220,715,317**		**-**	**-**	**-**	**207,516,974**		**-**	**-**	**-**
- Interbank market (1)	163,879,990	31,718,082	-	-	-	157,246,540	67,551,781	-	-	-
- Foreign currency (2)	49,212,584	34,731,306	-	-	-	42,723,808	29,211,439	-	-	-
- Other	7,622,743	-	-	-	-	7,546,626	-	-	-	-
Option contracts										
Purchase commitments:	**1,030,322,549**		**3,175,395**	**257,087**	**3,432,482**	**279,394,344**		**1,793,886**	**176,424**	**1,970,310**
- Interbank market	928,351,318	9,300,669	2,354,374	-	2,354,374	257,221,828	8,445,913	1,132,138	(119)	1,132,019
- Foreign currency	4,580,443	6,539	77,305	20,244	97,549	6,590,716	-	75,499	(16,251)	59,248
- Other	97,390,788	-	743,716	236,843	980,559	15,581,800	356,823	586,249	192,794	779,043
Sale commitments:	**1,022,551,043**		**(2,071,414)**	**(165,205)**	**(2,236,619)**	**270,847,005**		**(1,100,416)**	**259,216**	**(841,200)**
- Interbank market	919,050,649	-	(719,366)	-	(719,366)	248,775,915	-	(122,879)	-	(122,879)
- Foreign currency	4,573,904	-	(68,382)	47,472	(20,910)	6,846,113	255,397	(85,634)	48,655	(36,979)
- Other	98,926,490	1,535,702	(1,283,666)	(212,677)	(1,496,343)	15,224,977	-	(891,903)	210,561	(681,342)
Forward contracts										
Purchase commitments:	**34,113,304**		**(855,134)**	**(3,953)**	**(859,087)**	**30,418,892**		**(775,900)**	**(2,423)**	**(778,323)**
- Foreign currency	33,043,985	8,345,257	(849,505)	(551)	(850,056)	30,224,123	5,541,862	(773,873)	-	(773,873)
- Other	1,069,319	-	(5,629)	(3,402)	(9,031)	194,769	-	(2,027)	(2,423)	(4,450)
Sale commitments:	**28,256,407**		**772,080**	**(8,496)**	**763,584**	**28,105,417**		**942,362**	**(21,228)**	**921,134**
- Foreign currency (2)	24,698,728	-	449,969	-	449,969	24,682,261	-	340,407	-	340,407
- Other	3,557,679	2,488,360	322,111	(8,496)	313,615	3,423,156	3,228,387	601,955	(21,228)	580,727
Swap contracts										
Assets (long position):	**786,364,992**		**6,973,332**	**828,588**	**7,801,920**	**568,304,026**		**8,554,392**	**2,122,139**	**10,676,531**
- Interbank market	45,590,283	13,012,809	1,799,507	1,093,110	2,892,617	39,592,088	434,157	989,603	2,501,866	3,491,469
- Fixed rate	541,219,843	102,880,024	1,389,077	(5,992)	1,383,085	157,051,442	71,837,047	751,565	(198,742)	552,823

R$ thousands

	On December 31, 2023					On December 31, 2022				
	Notional value	**Net notional value (3)**	**Amortized cost**	**Fair value adjustment**	**Fair value**	**Notional value**	**Net notional value (3)**	**Amortized cost**	**Fair value adjustment**	**Fair value**
- Foreign currency	194,344,754	-	2,960,898	(345,557)	2,615,341	82,003,795	-	4,659,421	(122,999)	4,536,422
- IGPM (General Index of market pricing)	87,639	-	74,582	3,334	77,916	223,031	-	240,773	(6,196)	234,577
- Other	5,122,473	-	749,268	83,693	832,961	289,433,670	124,511,759	1,913,030	(51,790)	1,861,240
Liabilities (short position):	**783,299,290**		**(8,124,013)**	**(907,138)**	**(9,031,151)**	**446,365,683**		**(8,010,692)**	**(1,020,588)**	**(9,031,280)**
- Interbank market	32,577,474	-	(1,721,999)	(1,190,305)	(2,912,304)	39,157,931	-	(1,244,424)	(1,045,548)	(2,289,972)
- Fixed rate	438,339,819	-	(1,734,296)	(614,622)	(2,348,918)	85,214,395	-	(688,110)	(105,390)	(793,500)
- Foreign currency	284,842,617	90,497,863	(2,985,854)	(109,307)	(3,095,161)	156,724,798	74,721,003	(4,335,358)	18,852	(4,316,506)
- IGPM (General Index of market pricing)	190,560	102,921	(238,476)	(13,896)	(252,372)	346,648	123,617	(444,055)	8,095	(435,960)
- Other	27,348,820	22,226,347	(1,443,388)	1,020,992	(422,396)	164,921,911	-	(1,298,745)	103,403	(1,195,342)
Total	**4,069,995,617**		**(129,754)**	**883**	**(128,871)**	**1,945,328,506**		**1,403,632**	**1,513,540**	**2,917,172**

Derivatives include operations maturing in D+1 (day after reporting date).

(1) Includes: (i) accounting cash flow hedges to protect DI-indexed funding totaling R$102,934,940 thousand (December 31, 2022 – R$107,396,399 thousand); and (ii) accounting cash flow hedges to protect DI-indexed (Interbank Deposit Rate) investments totaling R$44,821,117 thousand (December 31, 2022 – R$50,673,213 thousand);

(2) Includes specific hedges to protect assets and liabilities, arising from foreign investments. Investments abroad total R$31,320,736 thousand (December 31, 2022 – R$31,912,812 thousand); and

(3) Reflects the net notional value of derivatives of the same type with the same underlying risk.

Swaps are contracts of interest rates, foreign currency and cross currency and interest rates in which payments of interest or the principal or in one or two different currencies are exchanged for a contractual period. The risks of swap contracts refer to the potential inability or unwillingness of the counterparties to comply with the contractual terms and the risk associated with changes in market conditions due to changes in the interest rates and the currency exchange rates.

The interest rate and currency futures and the forward contracts of interest rates call for subsequent delivery of an instrument at a specific price or specific profitability. The reference values constitute a nominal value of the respective instrument whose variations in price are settled daily. The credit risk associated with futures contracts is minimized due to these daily settlements. Futures contracts are also subject to risk of changes in interest rates or in the value of the respective instruments.

Credit Default Swap – CDS

In general, these represent a bilateral contract in which one of the counterparties buys protection against a credit risk of a particular financial instrument (its risk is transferred). The counterparty that sells the protection receives a remuneration that is usually paid linearly over the life of the operation.

In the event of a default, the counterparty who purchased the protection will receive a payment, the purpose of which is to compensate for the loss of value in the financial instrument. In this case, the counterparty that sells the protection normally will receive the underlying asset in exchange for said payment.

	R$ thousands	
	On December 31, 2023	On December 31, 2022
Risk received in credit swaps - Notional	**2,044,989**	**2,585,136**
- Debt securities issued by companies	637,962	755,184
- Brazilian government bonds	808,158	1,184,523
- Foreign government bonds	598,869	645,429
Risk transferred in credit swaps - Notional	**(1,297,469)**	**(1,476,609)**
- Brazilian government bonds	(706,830)	(840,050)
- Foreign government bonds	(590,639)	(636,559)
Total net credit risk value	**747,520**	**1,108,527**

The contracts related to credit derivative transactions described above are due in 2028. There were no credit events, as defined in the agreements, during the period.

The Company has the following hedge accounting transactions:

Cash Flow Hedge

The financial instruments classified in this category, aims to reduce exposure to future changes in interest and foreign exchange rates, which impact the operating results of the Company. The effective portion of the valuations or devaluations of these instruments is recognized in a separate account of shareholders' equity, net of tax effects and is only transferred to income in two situations: (i) in case of ineffectiveness of the hedge; or (ii) when the hedged item is settled. The ineffective portion of the respective hedge is recognized directly in the statement of income.

	R$ thousands			
Strategy	Hedge instrument nominal value	Hedge object book value	Accumulated fair value adjustments in shareholders' equity (gross of tax effects)	Accumulated fair value adjustments in shareholders' equity (net of tax effects)
Hedge of interest receipts from investments in securities (1)	44,821,117	45,285,081	138,891	76,390
Hedge of interest payments on funding (1)	102,934,940	103,287,896	(779,599)	(428,779)
Total on December 31, 2023	**147,756,057**	**148,572,977**	**(640,708)**	**(352,389)**
Hedge of interest receipts from investments in securities (1)	50,673,213	51,166,688	(1,369,973)	(753,485)
Hedge of interest payments on funding (1)	107,396,399	106,600,111	551,838	303,511
Total on December 31, 2022	**158,069,612**	**157,766,799**	**(818,135)**	**(449,974)**

(1) Refers to the DI interest rate risk, using DI Futures contracts in B3 and Swaps, with the maturity dates until 2027, making the cash flow fixed.

In December 2021, Bradesco terminated some hedge accounting instruments to protect cash flows. The fair value changes of these hedging instruments, previously recorded in accumulated OCI, will be appropriated to profit or loss, according to the

result of the hedged item. For the year ended December 31, 2023, the amount of R$583,912 thousand was reclassified to the statement of income, net of tax effects. The accumulated balance in OCI on December 31, 2023 is R$132,914 thousand, this amount will be appropriated to profit or loss until the year 2027.

There were no gains/(losses) related to the cash flow accounting hedge, recorded in profit or loss for the year ended December 31, 2023 (R$181 thousand on December 31, 2022).

Fair value hedge

The financial instruments classified in this category, aim to offset the risks arising from the exposure to the fair value changes in the hedged item, with gain or loss being recognized in profit or loss. The hedged object is adjusted at market value and the effective portion of the valuations or devaluations recognized in profit or loss. When the hedging instrument expires or is sold or in case of discontinuation of the hedge, any adjustment to the hedged item is recognized directly in profit or loss.

There were no gains/(losses) related to the fair value accounting hedge, recorded in OCI, in the year ended December 31, 2023 due to the discontinuity of the strategy (R$7 thousand in 2022).

Hedge of investments abroad

The financial instruments classified in this category, have the objective of reducing the exposure to foreign exchange variation of investments abroad, whose functional currency is different from the national currency, which impacts the result of the Company. The effective portion of the valuations or devaluations of these instruments is recognized in a separate account of accumulated OCI, net of tax effects and is only transferred to income in two situations: (i) hedge ineffectiveness; or (ii) in the disposal or partial sale of the foreign operation. The ineffective portion of the respective hedge is recognized directly in the statement of income.

				R$ thousands
Strategy	Hedge instrument nominal value	Hedge object book value	Accumulated fair value adjustments in shareholders' equity (gross of tax effects)	Accumulated fair value adjustments in shareholders' equity (net of tax effects)
Hedge of exchange variation on future cash flows (1)	4,477,297	4,149,708	(702,728)	(368,528)
Total on December 31, 2023	**4,477,297**	**4,149,708**	**(702,728)**	**(368,528)**
Hedge of exchange variation on future cash flows (1)	2,973,652	2,970,793	(696,930)	(365,488)
Total on December 31, 2022	**2,973,652**	**2,970,793**	**(696,930)**	**(365,488)**

(1) For subsidiaries with functional currency is different from the *Real*, using Forward and Futures contracts of US dollar, with the objective of hedging the foreign investment referenced to MXN (Mexican Peso) and US$ (American Dollar).

The gains/(losses) related to the ineffectiveness of the hedge of foreign operations, recorded in profit or loss, for the year ended December 31, 2023 was R$3,223 thousand (R$(35,697) thousand in 2022).

Unobservable gains on initial recognition

When the valuation depends on unobservable data any initial gain or loss on financial instruments is deferred over the life of the contract or until the instrument is redeemed, transferred, sold or the fair value becomes observable. All derivatives which are part of the hedge relationships are valued on the basis of observable market data.

The nominal values do not reflect the actual risk assumed by the Company, since the net position of these financial instruments arises from compensation and/or combination thereof. The net position is used by the Company particularly to protect interest rates, the price of the underlying assets or exchange risk. The result of these financial instruments are recognized in "Net gains/(losses) on financial assets and liabilities at fair value through profit or loss", in the consolidated statement of income.

Offsetting of financial assets and liabilities

A financial asset and a financial liability are offset and their net value presented in the Statement of Financial Position when, and only when, there is a legally enforceable right to offset the amounts recognized and the Bank intends to settle them in a liquid basis, or to realize the asset and settle the liability simultaneously. The right of set-off is exercised upon the occurrence of certain events, such as the default of bank loans or other credit events.

The table below presents financial assets and liabilities subject to net settlement:

						R$ thousands
	On December 31, 2023			On December 31, 2022		
	Gross amount	Related amount offset in the statement of financial position	Net amount	Gross amount	Related amount offset in the statement of financial position	Net amount
Financial assets						
Interbank investments	186,599,349	-	186,599,349	109,054,313	-	109,054,313
Derivative financial instruments	15,413,349	-	15,413,349	16,258,496	-	16,258,496
Financial liabilities						
Securities sold under agreements to repurchase	169,570,218	-	169,570,218	81,778,223	-	81,778,223
Derivative financial instruments	15,542,220	-	15,542,220	13,341,324	-	13,341,324

In the year ended in 2023 and 2022, Bradesco did not offset any financial assets and financial liabilities in its Statement of Financial Position.

8) FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME

a) Financial assets at fair value through other comprehensive income

				R$ thousands
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Brazilian government bonds	181,505,226	4,177,028	(2,473,306)	183,208,948
Corporate debt securities	1,389,653	26,930	(46,617)	1,369,966
Bank debt securities	6,400,767	10,895	(30,304)	6,381,358
Brazilian government bonds issued abroad	6,412,372	292,990	(35,319)	6,670,043
Foreign governments securities	7,404,614	2,690	(2,549)	7,404,755
Mutual funds	2,407,603	33,609	(158,249)	2,282,963
Marketable equity securities and other stocks	6,489,814	494,838	(1,453,079)	5,531,573
Balance on December 31, 2023	**212,010,049**	**5,038,980**	**(4,199,423)**	**212,849,606**
Brazilian government bonds	183,012,391	199,728	(6,040,869)	177,171,250
Corporate debt securities	3,616,923	71,731	(149,210)	3,539,444
Bank debt securities	6,529,147	2,450	(123,121)	6,408,476
Brazilian government bonds issued abroad	9,084,997	340,448	(88,128)	9,337,317
Foreign governments securities	6,891,388	-	(16,253)	6,875,135
Mutual funds	1,575,379	27,616	(419)	1,602,576
Marketable equity securities and other stocks	12,217,673	364,260	(1,927,853)	10,654,080
Balance on December 31, 2022	**222,927,898**	**1,006,233**	**(8,345,853)**	**215,588,278**

b) Maturity

				R$ thousands
	On December 31, 2023		On December 31, 2022	
	Amortized cost	Fair value	Amortized cost	Fair value
Due within one year	20,801,969	20,741,673	36,221,146	36,099,069
From 1 to 5 years	111,918,413	112,979,885	130,753,272	129,091,959
From 5 to 10 years	38,526,607	39,467,969	24,895,874	23,585,316
Over 10 years	31,865,643	31,845,543	17,264,554	14,555,278
No stated maturity	8,897,417	7,814,536	13,793,052	12,256,656
Total	**212,010,049**	**212,849,606**	**222,927,898**	**215,588,278**

The financial instruments pledged as collateral, classified as Financial assets at fair value through other comprehensive income, totalled R$52,026,509 thousand on December 31, 2023 (R$104,308,422 thousand on December 31, 2022), being composed mostly of Brazilian government bonds.

c) Investments in equity instruments designated at fair value through other comprehensive income

			R$ thousands
	Cost	Adjustments to Fair Value	Fair Value
Marketable equity securities and other stocks	6,489,814	(958,241)	5,531,573
Total on December 31, 2023	**6,489,814**	**(958,241)**	**5,531,573**
Marketable equity securities and other stocks	12,217,673	(1,563,593)	10,654,080
Total on December 31, 2022	**12,217,673**	**(1,563,593)**	**10,654,080**

The Company adopted the option of designating equity instruments at fair value through other comprehensive income due to the particularities of a given market.

d) Reconciliation of expected losses of financial assets at FVOCI:

				R$ thousands
	Stage 1	Stage 2	Stage 3	Total
Expected loss of financial assets at FVOCI on December 31, 2021	**225,081**	**1,931**	**166,673**	**393,685**
Transferred to Stage 1	-	(1,932)	-	(1,932)
Transferred to Stage 2	-	-	-	-
Transfer from Stage 1	-	-	-	-
Transfer from Stage 2	1,932	-	-	1,932
Assets originated or purchased/Assets settled or paid	(97,201)	6,181	(1,381)	(92,401)
Expected loss of financial assets at FVOCI on December 31, 2022	**129,812**	**6,180**	**165,292**	**301,284**
Transferred to Stage 1	-	-	-	-
Transferred to Stage 2	-	-	-	-
Transfer from Stage 1	-	-	-	-
Transfer from Stage 2	-	-	-	-
Assets originated or purchased/Assets settled or paid	(88,652)	(3,201)	(72,547)	(164,400)
Expected loss of financial assets at FVOCI on December 31, 2023	**41,160**	**2,979**	**92,745**	**136,884**

9) BONDS AND SECURITIES AT AMORTIZED COST

a) Securities at amortized cost

				R$ thousands
	Amortized cost	Gross unrealized gains (2)	Gross unrealized losses (2)	Fair value
Securities:				
Brazilian government bonds	54,282,125	4,007,277	(4,653,464)	53,635,938
Corporate debt securities	120,924,952	1,387,469	(580,298)	121,732,123
Balance on December 31, 2023 (1)	**175,207,077**	**5,394,746**	**(5,233,762)**	**175,368,061**
Securities:				
Brazilian government bonds	96,481,696	3,146,166	(6,659,322)	92,968,540
Corporate debt securities	115,129,378	1,334,724	(672,729)	115,791,373
Balance on December 31, 2022	**211,611,074**	**4,480,890**	**(7,332,051)**	**208,759,913**

(1) On January 1, 2023, with the adoption of IFRS 17, Management reclassified Bonds and Securities measured at amortized cost to measured at FVOCI, in the amount of R$36,639,102 thousand. This reclassification was due to alignment of the strategy of assets related to insurance contract liabilities; and
(2) Unrealized gains and losses on assets at amortized cost have not been recognized in comprehensive income.

b) Maturity

				R$ thousands
	On December 31, 2023		On December 31, 2022	
	Amortized cost	Fair value	Amortized cost	Fair value
Due within one year	26,708,054	26,853,215	23,662,304	23,411,019
From 1 to 5 years	108,111,315	108,612,106	109,339,662	107,947,094
From 5 to 10 years	17,408,132	17,311,782	41,876,000	42,421,977
Over 10 years	22,979,576	22,590,958	36,733,108	34,979,823
Total	**175,207,077**	**175,368,061**	**211,611,074**	**208,759,913**

The financial instruments pledged as collateral, classified as financial assets at amortized cost, totalled R$25,937,875 thousand on December 31, 2023 (December 31, 2022 – R$38,535,855 thousand), being composed mostly of Brazilian government bonds.

c) Reconciliation of expected losses of financial assets at amortized cost:

				R$ thousands
	Stage 1	**Stage 2**	**Stage 3**	**Total (1)**
Expected loss of financial assets at amortized cost on December 31, 2021	**493,923**	**774,834**	**4,258,906**	**5,527,663**
Transferred to Stage 1	-	(454,884)	(177)	(455,061)
Transferred to Stage 2	(2,108)	-	(856)	(2,964)
Transferred to Stage 3	(921)	(108,656)	-	(109,577)
Transfer from Stage 1	-	2,108	921	3,029
Transfer from Stage 2	454,884	-	108,656	563,540
Transfer from Stage 3	177	856	-	1,033
New assets originated or purchased/Assets settled or paid	(473,559)	(83,462)	(1,929,811)	(2,486,832)
Expected loss of financial assets at amortized cost on December 31, 2022	**472,396**	**130,796**	**2,437,639**	**3,040,831**
Transferred to Stage 1	-	(21,287)	(1,794)	(23,081)
Transferred to Stage 2	(2,046)	-	-	(2,046)
Transferred to Stage 3	(4,771)	(50,511)	-	(55,282)
Transfer from Stage 1	-	2,046	4,771	6,817
Transfer from Stage 2	21,287	-	50,511	71,798
Transfer from Stage 3	1,794	-	-	1,794
New assets originated or purchased/Assets settled or paid	(117,758)	125,781	2,096,412	2,104,435
Expected loss of financial assets at amortized cost on December 31, 2023	**370,902**	**186,825**	**4,587,539**	**5,145,266**

(1) The expected loss expense is recorded as "Expected Loss on Other Financial Assets" in the Consolidated Statement of Income.

10) LOANS AND ADVANCES TO FINANCIAL INSTITUTIONS

		R$ thousands
	On December 31, 2023	**On December 31, 2022**
Reverse repurchase agreements (1)	186,599,349	109,054,313
Loans to financial institutions	18,504,300	13,462,268
Expected credit loss	(990)	(28,252)
Total	**205,102,659**	**122,488,329**

(1) On December 31, 2023, it included financial investments given in guarantee in the amount of R$127,843,191 thousand (December 31, 2022 - R$64,876,703 thousand).

11) LOANS AND ADVANCES TO CUSTOMERS

a) Loans and advances to customers by type of product

	R$ thousands	
	On December 31, 2023	On December 31, 2022
Companies	**269,421,350**	**299,255,027**
- Financing and On-lending	**104,729,799**	**111,607,610**
- Financing and export	28,957,241	37,587,540
- Housing loans	24,534,805	20,625,289
- Onlending BNDES/Finame	17,515,937	16,379,953
- Vehicle loans	22,316,453	23,242,661
- Import	7,183,123	10,391,807
- Leases	4,222,240	3,380,360
- Borrowings	**151,245,208**	**172,913,176**
- Working capital	82,843,536	98,963,672
- Rural loans	12,807,395	7,619,561
- Other	55,594,277	66,329,943
- Limit operations (1)	**13,446,343**	**14,734,241**
- Credit card	8,003,405	7,576,681
- Overdraft for corporates/Individuals	5,442,938	7,157,560
Individuals	**360,265,349**	**357,611,537**
- Financing and On-lending	**127,765,221**	**125,994,550**
- Housing loans	89,315,143	84,617,176
- Vehicle loans	31,408,501	34,012,500
- Onlending BNDES/Finame	6,866,782	7,213,697
- Other	174,795	151,177
- Borrowings	**155,605,725**	**156,052,453**
- Payroll-deductible loans	90,960,703	89,761,029
- Personal credit	31,309,283	35,097,910
- Rural loans	12,534,155	12,367,701
- Other	20,801,584	18,825,813
- Limit operations (1)	**76,894,403**	**75,564,534**
- Credit card	71,926,643	69,954,999
- Overdraft for corporates/Individuals	4,967,760	5,609,535
Total portfolio	**629,686,699**	**656,866,564**
Expected credit loss	**(50,184,880)**	**(54,447,957)**
Total of net loans and advances to customers	**579,501,819**	**602,418,607**

(1) Refers to outstanding operations with pre-established limits linked to current account and credit card, whose credit limits are automatically recomposed as the amounts used are paid.

b) Finance Lease Receivables

Loans and advances to customers include the following finance lease receivables.

	R$ thousands	
	On December 31, 2023	On December 31, 2022
Gross investments in finance lease receivables:		
Up to one year	1,681,751	1,315,976
From one to five years	2,581,232	2,139,214
Over five years	131,390	118,980
Impairment loss on finance lease receivables	(46,144)	(45,795)
Net investment	**4,348,229**	**3,528,375**
Net investments in finance lease:		
Up to one year	1,663,550	1,297,897
From one to five years	2,556,255	2,112,948
Over five years	128,424	117,530
Total	**4,348,229**	**3,528,375**

c) Reconciliation of the gross book value of loans and advances to customers

R$ thousands

Stage 1	Balance on December 31, 2022	Transfer to Stage 2	Transfer to Stage 3	Transfer from Stage 2	Transfer from Stage 3	Originated	Maturities/Early Settlements	(Write off)	Balance on December 31, 2023
Companies	**260,930,040**	**(5,333,409)**	**(4,167,306)**	**749,396**	**109,582**	**131,857,147**	**(154,010,870)**	**-**	**230,134,580**
- Financing	104,459,244	(1,132,348)	(766,512)	342,701	67,194	43,607,196	(48,670,242)	-	97,907,233
- Borrowings	144,212,730	(3,897,390)	(2,792,331)	350,183	34,829	85,211,319	(101,565,736)	-	121,553,604
- Revolving	12,258,066	(303,671)	(608,463)	56,512	7,559	3,038,632	(3,774,892)	-	10,673,743
Individuals	**292,656,355**	**(7,561,864)**	**(8,574,345)**	**5,949,354**	**386,465**	**119,766,529**	**(103,935,958)**	**-**	**298,686,536**
- Financing	109,442,423	(3,498,316)	(1,248,446)	4,137,534	85,016	34,322,184	(28,870,200)	-	114,370,195
- Borrowings	125,648,075	(2,192,413)	(3,007,019)	706,935	161,653	73,753,493	(68,596,068)	-	126,474,656
- Revolving	57,565,857	(1,871,135)	(4,318,880)	1,104,885	139,796	11,690,852	(6,469,690)	-	57,841,685
Total	**553,586,395**	**(12,895,273)**	**(12,741,651)**	**6,698,750**	**496,047**	**251,623,676**	**(257,946,828)**	**-**	**528,821,116**

R$ thousands

Stage 2	Balance on December 31, 2022	Transfer to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Transfer from Stage 3	Originated	Maturities/Early Settlements	(Write off)	Balance on December 31, 2023
Companies	**10,397,088**	**(749,396)**	**(1,102,017)**	**5,333,409**	**962,071**	**7,557,774**	**(9,860,612)**	**-**	**12,538,317**
- Financing	2,098,408	(342,701)	(222,956)	1,132,348	62,565	423,256	(1,241,149)	-	1,909,771
- Borrowings	7,289,645	(350,183)	(748,787)	3,897,390	883,841	6,955,238	(8,078,584)	-	9,848,560
- Revolving	1,009,035	(56,512)	(130,274)	303,671	15,665	179,280	(540,879)	-	779,986
Individuals	**31,531,058**	**(5,949,354)**	**(3,794,467)**	**7,561,864**	**1,886,115**	**6,558,472**	**(15,081,902)**	**-**	**22,711,786**
- Financing	13,494,747	(4,137,534)	(1,232,609)	3,498,316	63,828	1,685,832	(4,029,948)	-	9,342,632
- Borrowings	10,764,215	(706,935)	(970,446)	2,192,413	1,622,512	4,015,065	(8,197,281)	-	8,719,543
- Revolving	7,272,096	(1,104,885)	(1,591,412)	1,871,135	199,775	857,575	(2,854,673)	-	4,649,611
Total	**41,928,146**	**(6,698,750)**	**(4,896,484)**	**12,895,273**	**2,848,186**	**14,116,246**	**(24,942,514)**	**-**	**35,250,103**

R$ thousands

Stage 3	Balance on December 31, 2022	Transfer to Stage 1	Transfer to Stage 2	Transfer from Stage 1	Transfer from Stage 2	Originated	Maturities/Early Settlements	(Write off)	Balance on December 31, 2023
Companies	**27,927,899**	**(109,582)**	**(962,071)**	**4,167,306**	**1,102,017**	**12,323,245**	**(3,073,606)**	**(14,626,755)**	**26,748,453**
- Financing	5,049,959	(67,194)	(62,565)	766,512	222,956	273,583	(191,826)	(1,078,629)	4,912,796
- Borrowings	21,410,798	(34,829)	(883,841)	2,792,331	748,787	11,560,708	(3,734,746)	(12,016,166)	19,843,042
- Revolving	1,467,142	(7,559)	(15,665)	608,463	130,274	488,954	852,966	(1,531,960)	1,992,615
Individuals	**33,424,124**	**(386,465)**	**(1,886,115)**	**8,574,345**	**3,794,467**	**17,423,562**	**3,697,925**	**(25,774,816)**	**38,867,027**
- Financing	3,057,379	(85,016)	(63,828)	1,248,446	1,232,609	834,792	(667,090)	(1,504,900)	4,052,392
- Borrowings	19,640,162	(161,653)	(1,622,512)	3,007,019	970,446	14,310,670	(1,367,098)	(14,365,527)	20,411,507
- Revolving	10,726,583	(139,796)	(199,775)	4,318,880	1,591,412	2,278,100	5,732,113	(9,904,389)	14,403,128
Total	**61,352,023**	**(496,047)**	**(2,848,186)**	**12,741,651**	**4,896,484**	**29,746,807**	**624,319**	**(40,401,571)**	**65,615,480**

R$ thousands

Consolidated - All stages	Balance on December 31, 2022	Originated	Maturities/Early Settlements	(Write off)	Balance on December 31, 2023
Companies	**299,255,027**	**151,738,166**	**(166,945,088)**	**(14,626,755)**	**269,421,350**
- Financing	111,607,611	44,304,035	(50,103,217)	(1,078,629)	104,729,800
- Borrowings	172,913,173	103,727,265	(113,379,066)	(12,016,166)	151,245,206
- Revolving	14,734,243	3,706,866	(3,462,805)	(1,531,960)	13,446,344
Individuals	**357,611,537**	**143,748,563**	**(115,319,935)**	**(25,774,816)**	**360,265,349**
- Financing	125,994,549	36,842,808	(33,567,238)	(1,504,900)	127,765,219
- Borrowings	156,052,452	92,079,228	(78,160,447)	(14,365,527)	155,605,706
- Revolving	75,564,536	14,826,527	(3,592,250)	(9,904,389)	76,894,424
Total	**656,866,564**	**295,486,729**	**(282,265,023)**	**(40,401,571)**	**629,686,699**

R$ thousands

Stage 1	Balance on December 31, 2021	Transfer to Stage 2	Transfer to Stage 3	Transfer from Stage 2	Transfer from Stage 3	Amortization (1)	Originated	Maturities/Early Settlements	(Write off)	Balance on December 31, 2022
Companies	**255,289,107**	**(2,794,820)**	**(3,015,338)**	**5,246,877**	**831,328**	**(25,300,196)**	**158,295,633**	**(127,622,551)**	**-**	**260,930,040**
- Financing	100,155,914	(883,862)	(575,993)	3,359,279	747,825	(4,253,515)	54,231,476	(48,321,880)	-	104,459,244
- Borrowings	145,443,287	(1,643,288)	(2,142,527)	1,516,557	73,145	(21,046,681)	99,485,262	(77,473,025)	-	144,212,730
- Revolving	9,689,906	(267,670)	(296,818)	371,041	10,358	-	4,578,895	(1,827,646)	-	12,258,066
Individuals	**272,635,668**	**(11,588,082)**	**(7,123,858)**	**5,570,962**	**653,188**	**(29,994,346)**	**119,570,888**	**(57,068,065)**	**-**	**292,656,355**
- Financing	107,558,782	(6,250,501)	(1,035,122)	3,202,704	84,557	(13,977,848)	36,106,621	(16,246,770)	-	109,442,423
- Borrowings	118,573,323	(2,598,680)	(3,337,413)	692,370	409,402	(16,016,498)	66,488,649	(38,563,078)	-	125,648,075
- Revolving	46,503,563	(2,738,901)	(2,751,323)	1,675,888	159,229	-	16,975,618	(2,258,217)	-	57,565,857
Total	**527,924,775**	**(14,382,902)**	**(10,139,196)**	**10,817,839**	**1,484,516**	**(55,294,542)**	**277,866,521**	**(184,690,616)**	**-**	**553,586,395**

R$ thousands

Stage 2	Balance on December 31, 2021	Transfer to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Transfer from Stage 3	Amortization (1)	Originated	Maturities/Early Settlements	(Write off)	Balance on December 31, 2022
Companies	**14,119,637**	**(5,246,877)**	**(1,046,304)**	**2,794,820**	**936,352**	**(4,074,052)**	**5,881,869**	**(2,968,357)**	**-**	**10,397,088**
- Financing	5,461,897	(3,359,279)	(234,955)	883,862	305,804	(2,964,276)	631,448	1,373,907	-	2,098,408
- Borrowings	7,082,040	(1,516,557)	(648,878)	1,643,288	600,089	(1,109,776)	4,881,568	(3,642,129)	-	7,289,645
- Revolving	1,575,700	(371,041)	(162,471)	267,670	30,459	-	368,853	(700,135)	-	1,009,035
Individuals	**23,075,748**	**(5,570,962)**	**(2,452,124)**	**11,588,082**	**1,796,149**	**2,629,090**	**12,673,444**	**(12,208,369)**	**-**	**31,531,058**
- Financing	10,479,754	(3,202,704)	(690,111)	6,250,501	64,442	1,425,641	3,673,945	(4,506,721)	-	13,494,747
- Borrowings	6,731,162	(692,370)	(779,343)	2,598,680	1,395,880	1,203,449	6,653,637	(6,346,880)	-	10,764,215
- Revolving	5,864,832	(1,675,888)	(982,670)	2,738,901	335,827	-	2,345,862	(1,354,768)	-	7,272,096
Total	**37,195,385**	**(10,817,839)**	**(3,498,428)**	**14,382,902**	**2,732,501**	**(1,444,962)**	**18,555,313**	**(15,176,726)**	**-**	**41,928,146**

R$ thousands

Stage 3	Balance on December 31, 2021	Transfer to Stage 1	Transfer to Stage 2	Transfer from Stage 1	Transfer from Stage 2	Accumulated Amortization (1)	Originated	Maturities/Early Settlements	(Write off)	Balance on December 31, 2022
Companies	**24,082,667**	**(831,328)**	**(936,352)**	**3,015,338**	**1,046,304**	**1,025,380**	**15,392,717**	**(8,616,409)**	**(6,250,418)**	**27,927,899**
- Financing	6,287,894	(747,825)	(305,804)	575,993	234,955	(541,932)	348,266	(193,223)	(608,365)	5,049,959
- Borrowings	17,080,832	(73,145)	(600,089)	2,142,527	648,878	1,567,312	14,523,782	(8,789,521)	(5,089,778)	21,410,798
- Revolving	713,941	(10,358)	(30,459)	296,818	162,471	-	520,669	366,335	(552,275)	1,467,142
Individuals	**24,630,780**	**(653,188)**	**(1,796,149)**	**7,123,858**	**2,452,124**	**3,461,208**	**16,338,531**	**(5,629,284)**	**(12,503,756)**	**33,424,124**
- Financing	1,691,549	(84,557)	(64,442)	1,035,122	690,111	1,473,380	859,894	(1,762,506)	(781,172)	3,057,379
- Borrowings	16,939,514	(409,402)	(1,395,880)	3,337,413	779,343	1,987,828	12,437,894	(5,942,417)	(8,094,131)	19,640,162
- Revolving	5,999,717	(159,229)	(335,827)	2,751,323	982,670	-	3,040,743	2,075,639	(3,628,453)	10,726,583
Total	**48,713,447**	**(1,484,516)**	**(2,732,501)**	**10,139,196**	**3,498,428**	**4,486,588**	**31,731,248**	**(14,245,693)**	**(18,754,174)**	**61,352,023**

R$ thousands

Consolidated - All stages	Balance on December 31, 2021	Accumulated Amortization (1)	Originated	Maturities/Early Settlements	(Write off)	Balance on December 31, 2022
Companies	**293,491,411**	**(28,348,868)**	**179,570,219**	**(139,207,317)**	**(6,250,418)**	**299,255,027**
- Financing	111,905,705	(7,759,723)	55,211,190	(47,141,196)	(608,365)	111,607,611
- Borrowings	169,606,159	(20,589,145)	118,890,612	(89,904,675)	(5,089,778)	172,913,173
- Revolving	11,979,547	-	5,468,417	(2,161,446)	(552,275)	14,734,243
Individuals	**320,342,196**	**(23,904,048)**	**148,582,863**	**(74,905,718)**	**(12,503,756)**	**357,611,537**
- Financing	119,730,085	(11,078,827)	40,640,460	(22,515,997)	(781,172)	125,994,549
- Borrowings	142,243,999	(12,825,221)	85,580,180	(50,852,375)	(8,094,131)	156,052,452
- Revolving	58,368,112	-	22,362,223	(1,537,346)	(3,628,453)	75,564,536
Total	**613,833,607**	**(52,252,916)**	**328,153,082**	**(214,113,035)**	**(18,754,174)**	**656,866,564**

(1) Changes to the value of contracts that remained in the same stage throughout the year.

d) Reconciliation of expected losses from loans and advances to customers

(Consider expected losses on loans, commitments to be released and financial guarantees provided)

R$ thousands

Stage 1	Balance on December 31, 2022	Transfer to Stage 2	Transfer to Stage 3	Transfer from Stage 2	Transfer from Stage 3	Originated	Constitution/ (Reversion) (1)	(Write off)	Balance on December 31, 2023
Companies	**4,709,225**	**(140,446)**	**(215,827)**	**105,285**	**61,311**	**1,978,070**	**(2,786,888)**	**-**	**3,710,730**
- Financing	1,560,991	(29,160)	(20,572)	53,638	38,247	338,386	(671,673)	-	1,269,857
- Borrowings	2,461,407	(92,415)	(161,772)	45,821	16,493	1,517,681	(1,868,166)	-	1,919,049
- Revolving	686,827	(18,871)	(33,483)	5,826	6,571	122,003	(247,049)	-	521,824
Individuals	**8,596,907**	**(334,433)**	**(495,432)**	**489,139**	**194,495**	**2,419,082**	**(4,624,193)**	**-**	**6,245,565**
- Financing	691,697	(50,169)	(32,545)	226,125	19,825	190,516	(608,176)	-	437,273
- Borrowings	3,332,473	(136,858)	(159,899)	154,331	84,418	1,588,052	(2,405,044)	-	2,457,473
- Revolving	4,572,737	(147,406)	(302,988)	108,683	90,252	640,514	(1,610,973)	-	3,350,819
Total	**13,306,132**	**(474,879)**	**(711,259)**	**594,424**	**255,806**	**4,397,152**	**(7,411,081)**	**-**	**9,956,295**

R$ thousands

Stage 2	Balance on December 31, 2022	Transfer to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Transfer from Stage 3	Originated	Constitution/ (Reversion) (1)	(Write off)	Balance on December 31, 2023
Companies	**2,486,457**	**(105,285)**	**(208,600)**	**140,446**	**442,005**	**1,460,921**	**(1,808,495)**	**-**	**2,407,449**
- Financing	327,687	(53,638)	(47,648)	29,160	35,120	88,747	(101,646)	-	277,782
- Borrowings	1,903,891	(45,821)	(143,760)	92,415	400,254	1,334,555	(1,573,284)	-	1,968,250
- Revolving	254,879	(5,826)	(17,192)	18,871	6,631	37,619	(133,565)	-	161,417
Individuals	**6,185,062**	**(489,139)**	**(662,868)**	**334,433**	**713,543**	**1,247,324**	**(4,255,334)**	**-**	**3,073,021**
- Financing	925,342	(226,125)	(127,538)	50,169	15,317	98,263	(267,425)	-	468,003
- Borrowings	3,704,642	(154,331)	(311,408)	136,858	608,173	981,605	(3,104,782)	-	1,860,757
- Revolving	1,555,078	(108,683)	(223,922)	147,406	90,053	167,456	(883,127)	-	744,261
Total	**8,671,519**	**(594,424)**	**(871,468)**	**474,879**	**1,155,548**	**2,708,245**	**(6,063,829)**	**-**	**5,480,470**

R$ thousands

Stage 3	Balance on December 31, 2022	Transfer to Stage 1	Transfer to Stage 2	Transfer from Stage 1	Transfer from Stage 2	Originated	Constitution/ (Reversion) (1)	(Write off)	Balance on December 31, 2023
Companies	**18,698,277**	**(61,311)**	**(442,005)**	**215,827**	**208,600**	**6,357,801**	**6,695,484**	**(14,626,755)**	**17,045,918**
- Financing	2,345,361	(38,247)	(35,120)	20,572	47,648	140,230	1,003,847	(1,078,629)	2,405,662
- Borrowings	15,386,054	(16,493)	(400,254)	161,772	143,760	5,943,829	4,145,539	(12,016,166)	13,348,041
- Revolving	966,862	(6,571)	(6,631)	33,483	17,192	273,742	1,546,098	(1,531,960)	1,292,215
Individuals	**18,538,069**	**(194,495)**	**(713,543)**	**495,432**	**662,868**	**8,276,003**	**19,889,609**	**(25,774,816)**	**21,179,127**
- Financing	1,123,181	(19,825)	(15,317)	32,545	127,538	320,483	1,317,083	(1,504,900)	1,380,788
- Borrowings	11,130,490	(84,418)	(608,173)	159,899	311,408	6,632,759	7,751,971	(14,365,527)	10,928,409
- Revolving	6,284,398	(90,252)	(90,053)	302,988	223,922	1,322,761	10,820,555	(9,904,389)	8,869,930
Total	**37,236,346**	**(255,806)**	**(1,155,548)**	**711,259**	**871,468**	**14,633,804**	**26,585,093**	**(40,401,571)**	**38,225,045**

R$ thousands

Consolidated - All stages	Balance on December 31, 2022	Originated	Constitution/ (Reversion) (1)	(Write off)	Balance on December 31, 2023
Companies	**25,893,959**	**9,796,792**	**2,100,101**	**(14,626,755)**	**23,164,097**
- Financing	4,234,039	567,363	230,528	(1,078,629)	3,953,301
- Borrowings	19,751,352	8,796,065	704,089	(12,016,166)	17,235,340
- Revolving	1,908,568	433,364	1,165,484	(1,531,960)	1,975,456
Individuals	**33,320,038**	**11,942,409**	**11,010,082**	**(25,774,816)**	**30,497,713**
- Financing	2,740,220	609,262	441,482	(1,504,900)	2,286,064
- Borrowings	18,167,605	9,202,416	2,242,145	(14,365,527)	15,246,639
- Revolving	12,412,213	2,130,731	8,326,455	(9,904,389)	12,965,010
Total	**59,213,997**	**21,739,201**	**13,110,183**	**(40,401,571)**	**53,661,810**

(1) Relates to early settlements, maturities and modifications.

R$ thousands

Stage 1	Balance on December 31, 2021	Transfer to Stage 2	Transfer to Stage 3	Transfer from Stage 2	Transfer from Stage 3	Remeasurement (1)	Originated	Constitution/ (Reversion) (2)	(Write off)	Balance on December 31, 2022
Companies	**4,556,820**	**(101,453)**	**(110,121)**	**237,462**	**315,659**	**(625,656)**	**2,814,415**	**(2,377,901)**	**-**	**4,709,225**
- Financing	1,522,532	(20,144)	(12,901)	90,454	250,104	(89,461)	503,553	(683,146)	-	1,560,991
- Borrowings	2,488,160	(65,042)	(80,686)	118,906	51,870	(536,195)	2,085,751	(1,601,357)	-	2,461,407
- Revolving	546,128	(16,267)	(16,534)	28,102	13,685	-	225,111	(93,398)	-	686,827
Individuals	**8,406,156**	**(525,542)**	**(453,601)**	**667,325**	**397,722**	**(1,069,906)**	**3,737,994**	**(2,563,241)**	**-**	**8,596,907**
- Financing	937,824	(113,600)	(42,639)	289,773	50,226	(415,422)	388,709	(403,174)	-	691,697
- Borrowings	3,369,295	(193,374)	(194,765)	177,915	241,304	(654,484)	2,126,199	(1,539,617)	-	3,332,473
- Revolving	4,099,037	(218,568)	(216,197)	199,637	106,192	-	1,223,086	(620,450)	-	4,572,737
Total	**12,962,976**	**(626,995)**	**(563,722)**	**904,787**	**713,381**	**(1,695,562)**	**6,552,409**	**(4,941,142)**	**-**	**13,306,132**

R$ thousands

Stage 2	Balance on December 31, 2021	Transfer to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Transfer from Stage 3	Remeasurement (1)	Originated	Constitution/ (Reversion) (2)	(Write off)	Balance on December 31, 2022
Companies	**1,469,716**	**(237,462)**	**(143,437)**	**101,453**	**464,742**	**77,264**	**1,692,435**	**(938,254)**	**-**	**2,486,457**
- Financing	307,316	(90,454)	(40,245)	20,144	149,822	20,059	111,823	(150,778)	-	327,687
- Borrowings	973,523	(118,906)	(84,866)	65,042	297,079	57,205	1,472,024	(757,210)	-	1,903,891
- Revolving	188,877	(28,102)	(18,326)	16,267	17,841	-	108,588	(30,266)	-	254,879
Individuals	**4,971,646**	**(667,325)**	**(688,908)**	**525,542**	**767,188**	**(212,575)**	**3,543,740**	**(2,054,246)**	**-**	**6,185,062**
- Financing	1,352,248	(289,773)	(151,910)	113,600	42,244	(433,930)	308,662	(15,799)	-	925,342
- Borrowings	2,369,866	(177,915)	(337,058)	193,374	568,679	221,355	2,641,737	(1,775,396)	-	3,704,642
- Revolving	1,249,532	(199,637)	(199,940)	218,568	156,265	-	593,341	(263,051)	-	1,555,078
Total	**6,441,362**	**(904,787)**	**(832,345)**	**626,995**	**1,231,930**	**(135,311)**	**5,236,175**	**(2,992,500)**	**-**	**8,671,519**

R$ thousands

Stage 3	Balance on December 31, 2021	Transfer to Stage 1	Transfer to Stage 2	Transfer from Stage 1	Transfer from Stage 2	Remeasurement (1)	Originated	Constitution/ (Reversion) (2)	(Write off)	Balance on December 31, 2022
Companies	**13,066,238**	**(315,659)**	**(464,742)**	**110,121**	**143,437**	**1,317,812**	**10,148,808**	**942,680**	**(6,250,418)**	**18,698,277**
- Financing	3,304,316	(250,104)	(149,822)	12,901	40,245	(517,968)	247,238	266,920	(608,365)	2,345,361
- Borrowings	9,280,084	(51,870)	(297,079)	80,686	84,866	1,835,780	9,610,383	178,207	(5,335,003)	15,386,054
- Revolving	481,838	(13,685)	(17,841)	16,534	18,326	-	291,187	497,553	(307,050)	966,862
Individuals	**13,711,766**	**(397,722)**	**(767,188)**	**453,601**	**688,908**	**3,083,696**	**8,161,475**	**6,107,289**	**(12,503,756)**	**18,538,069**
- Financing	1,015,270	(50,226)	(42,244)	42,639	151,910	297,034	374,456	115,514	(781,172)	1,123,181
- Borrowings	8,891,678	(241,304)	(568,679)	194,765	337,058	2,786,662	6,020,157	1,804,284	(8,094,131)	11,130,490
- Revolving	3,804,818	(106,192)	(156,265)	216,197	199,940	-	1,766,862	4,187,491	(3,628,453)	6,284,398
Total	**26,778,004**	**(713,381)**	**(1,231,930)**	**563,722**	**832,345**	**4,401,508**	**18,310,283**	**7,049,969**	**(18,754,174)**	**37,236,346**

R$ thousands

Consolidated - All stages	Balance on December 31, 2021	Remeasurement (1)	Originated	Constitution/ (Reversion) (2)	(Write off)	Balance on December 31, 2022
Companies	**19,092,774**	**769,420**	**14,655,658**	**(2,373,475)**	**(6,250,418)**	**25,893,959**
- Financing	5,134,164	(587,370)	862,614	(567,004)	(608,365)	4,234,039
- Borrowings	12,741,767	1,356,790	13,168,158	(2,180,360)	(5,335,003)	19,751,352
- Revolving	1,216,843	-	624,886	373,889	(307,050)	1,908,568
Individuals	**27,089,568**	**1,801,215**	**15,443,209**	**1,489,802**	**(12,503,756)**	**33,320,038**
- Financing	3,305,342	(552,318)	1,071,827	(303,459)	(781,172)	2,740,220
- Borrowings	14,630,839	2,353,533	10,788,093	(1,510,729)	(8,094,131)	18,167,605
- Revolving	9,153,387	-	3,583,289	3,303,990	(3,628,453)	12,412,213
Total	**46,182,342**	**2,570,635**	**30,098,867**	**(883,673)**	**(18,754,174)**	**59,213,997**

(1) Effect of changes in the value of contracts that remained in the same stage throughout the year; and
(2) Relates to early settlements, maturities and modifications.

e) Sensitivity analysis

The measurement of expected credit losses incorporates prospective information based on projections of economic scenarios, which are developed by a team of specialists and approved in accordance with the Organization's risk governance. Each economic scenario has the evolution over time of a list of macroeconomic variables, among which are: inflation indices (IPCA), economic activity indices (GDP, unemployment, etc.), Brazilian interest rates and currencies, reflecting the expectations and assumptions of each scenario. Projections are reviewed at least annually, being more timely in cases of material events that may materially alter future prospects.

The estimate of the expected credit loss is made by combining multiple scenarios, which are weighted according to the probability assigned to each scenario, with the base scenario being the most likely. In order to determine possible oscillations in the expected loss resulting from economic projections, simulations were carried out by changing the weighting of the scenarios used in the calculation of the expected loss. The table below shows the probabilities attributed to each scenario and the impacts:

	On December 31, 2023 - R$ thousands			
	Weighting			Constitution/ (Reversion)
	Base Scenario	Optimistic Scenario*	Pessimistic Scenario**	
Simulation 1	100%	-	-	58,510
Simulation 2	-	100%	-	(660,040)
Simulation 3	-	-	100%	1,270,265

* Scenario in which the economy grows more than expected.
** Scenario in which the economy grows less than expected.

f) Expected loss on loans and advances

	R$ thousands		
	Year ended December 31		
	2023	2022	2021
Amount recorded	34,849,384	32,216,964	15,348,603
Amount recovered	(4,672,395)	(5,870,896)	(5,990,369)
Expected loss on loans and advances	**30,176,989**	**26,346,068**	**9,358,234**

g) Loans and advances to customers renegotiated

The total balance of "Loans and advances to customers renegotiated" includes renegotiated loans and advances to customers. Such loans contemplate extension of loan payment terms, grace periods, reductions in interest rates, and/or, in some cases, the forgiveness (write-off) of part of the loan principal amount.

Renegotiations may occur after debts are past due or when the Company has information about a significant deterioration in the client's creditworthiness. The purpose of such renegotiations is to adapt the loan to reflect the client's actual payment capacity.

The following table shows changes made and our analysis of our portfolio of renegotiated loans and advances to customers:

	R$ thousands	
	On December 31, 2023	On December 31, 2022
Opening balance	**34,353,489**	**28,619,018**
Amount renegotiated	47,464,851	33,667,170
Amount received/Others (1)	(31,525,629)	(21,836,142)
Write-offs	(11,180,976)	(6,096,557)
Closing balance	**39,111,735**	**34,353,489**
Expected loss on loans and advances	**(16,110,380)**	**(13,876,069)**
Total renegotiated loans and advances to customers, net of impairment at the end of the year	**23,001,355**	**20,477,420**

Impairment on renegotiated loans and advances as a percentage of the renegotiated portfolio	41.2%	40.4%
Total renegotiated loans and advances as a percentage of the total loan portfolio	6.2%	5.2%
Total renegotiated loans and advances as a percentage of the total loan portfolio, net of impairment	6.7%	5.6%

(1) Includes the settlement of renegotiated contracts through new operations.

At the time a loan is modified, Management considers the new loan's conditions and renegotiated maturity, and it is no longer considered past due. From the date of modification, renegotiated interest begins to accrue, using the effective interest rate method, taking into consideration the client's capacity to pay the loan based on the analysis made by Management. If the customer fails to maintain the new negotiated terms, management considers ceasing accrual from that point.

Additionally, any balances related to renegotiated loans and advances to customers that have already been written off and recorded in memorandum accounts, as well as any gains from renegotiations, are recognized only when received.

12) NON-CURRENT ASSETS HELD FOR SALE

	R$ thousands	
	On December 31, 2023	On December 31, 2022
Non-current assets held for sale		
Real estate	991,486	878,814
Vehicles and similar	314,041	327,808
Machinery and equipment	776	1,108
Other	22,227	29,201
Total	**1,328,530**	**1,236,931**

The properties or other non-current assets received in total or partial settlement of the payment obligations of debtors are considered as non-operating assets held for sale in auctions, which normally occur in up to one year. Non-current assets held for sale are those for which selling expectation, in their current condition, is highly probable to occur within a year.

13) INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

a) Breakdown of investments in associates and joint ventures

R$ thousands

Companies	On December 31, 2023							Year ended on December 31, 2023		
	Equity interest	Shareholding interest with voting rights	Investment carrying amount	Associates and joint ventures current assets	Associates and joint ventures non - current assets	Associates and joint ventures current liabilities	Associates and joint ventures non - current liabilities	Share of profit (loss) of associates and jointly controlled entities (1)	Revenue (2)	Associates and joint ventures net income (loss) for the year
Haitong Banco de Investimento do Brasil S.A.	20.00%	20.00%	105,766	4,294,581	2,198,375	4,276,354	1,689,663	(5,296)	331,786	(27,237)
Tecnologia Bancária S.A. (3)	24.55%	24.32%	237,568	964,701	2,300,906	1,182,701	1,106,646	3,149	2,875,219	12,828
Swiss Re Corporate Solutions Brasil (3)	40.00%	40.00%	549,669	3,156,150	1,721,943	3,387,628	361,839	62,163	1,843,974	155,409
Gestora de Inteligência de Crédito S.A. (3) (4)	16.82%	16.00%	61,073	153,360	1,092,648	269,606	613,865	(7,066)	284,062	(38,572)
Others (5)			7,234,917					1,160,949		
Total investments in associates			**8,188,993**					**1,213,899**		
Elo Participações Ltda. (6)	50.01%	50.01%	1,427,847	1,023,779	2,627,543	563,008	103,084	887,782	(77,119)	1,757,753
Total investments in joint ventures			**1,427,847**					**887,782**		
Total on December 31, 2023			**9,616,840**					**2,101,681**		

(1) The adjustments resulting from the evaluation consider the results determined, periodically, by the companies and include equity variations of the investees not resulting from results, as well as adjustments due to the equalization of accounting practices, when applicable;

(2) Revenue from financial intermediation or revenue from the provision of services;

(3) Companies with equity accounting using statement of financial position with a reporting date delay of up to 60 days, allowed by regulation;

(4) Dilution of participation due to the entry of a new shareholder with the issuance of new shares;

(5) Primarily includes investments in publicly held companies Cielo S.A. and Fleury S.A. The Group received interest on equity, in the amount of R$249,649 thousand, for the year ended December 31, 2023, referring to Empresa Cielo S.A.; and

(6) Brazilian company, provider of services related to credit and debit cards and other means of payment. Until December 31, 2023, the Group received R$722,650 thousand in dividends from this investment.

										R$ thousands
Companies	On December 31, 2022							Year ended on December 31, 2022		
	Equity interest	Shareholding interest with voting rights	Investment book value	Associates and joint ventures current assets	Associates and joint ventures non - current assets	Associates and joint ventures current liabilities	Associates and joint ventures non - current liabilities	Equity in net income (loss)	Revenue (1)	Associates and joint ventures net income (loss) for the year
Haitong Banco de Investimento do Brasil S.A.	20.00%	20.00%	110,666	3,942,918	2,532,418	3,540,598	2,382,666	500	524,945	2,500
Tecnologia Bancária S.A. (2)	24.55%	24.55%	234,418	792,287	2,126,537	882,585	1,080,496	14,928	2,905,617	70,567
Swiss Re Corporate Solutions Brasil (2)	40.00%	40.00%	427,295	3,090,774	1,454,859	3,450,969	278,095	11,090	2,556,993	27,725
Gestora de Inteligência de Crédito S.A. (2)	21.02%	21.02%	23,613	380,640	1,103,210	433,538	677,412	(17,697)	233,953	(79,456)
Other (3)			6,720,922					708,065		
Total investments in associates			**7,516,914**					**716,886**		
Elo Participações Ltda. (4)	50.01%	50.01%	1,453,599	1,030,474	2,235,890	461,727	164,576	639,040	(64,130)	3,266,364
Total investments in joint ventures			**1,453,599**					**639,040**		
Total on December 31, 2022			**8,970,513**					**1,355,926**		

(1) Revenue from financial intermediation or revenue from the provision of services;
(2) Companies with equity accounting using statements of financial position with a reporting date delay of up to 60 days, allowed by regulation;
(3) It primarily includes investments in public companies Cielo S.A. and Fleury S.A. The Group received R$204,103 thousand in dividends and interest on equity for the year ended December 31, 2022, from the company Cielo S.A.; and
(4) Brazilian company, provider of services related to credit and debit cards and other means of payment. Up to December 31, 2022, the Group received R$471,392 thousand in dividends from this investment.

The Group does not have contingent liabilities from investments in associated companies, which it is partially or totally responsible for.

b) Changes in associates and joint ventures

		R$ thousands
	2023	2022
Initial balances	**8,970,513**	**7,557,566**
Acquisitions	14,333	348,801
Write-offs	-	(218,797)
Share of profit of associate and joint ventures	2,101,681	1,355,926
Dividends/Interest on equity	(936,478)	(749,109)
Other	(533,209)	676,126
Balance on december 31	**9,616,840**	**8,970,513**

14) PROPERTY AND EQUIPMENT

a) Composition of property and equipment by class

				R$ thousands
	Depreciation	Cost	Accumulated depreciation	Net
Buildings	4%	8,386,525	(4,776,314)	3,610,211
Land	-	912,088	-	912,088
Installations, property and equipment for use	10%	6,070,838	(2,996,346)	3,074,492
Security and communication systems	10%	404,802	(278,452)	126,350
Data processing systems	20 to 40%	12,361,949	(9,056,887)	3,305,062
Transportation systems	10 to 20%	237,034	(147,228)	89,806
Balance on December 31, 2023 (1)		**28,373,236**	**(17,255,227)**	**11,118,009**
Buildings	4%	8,091,082	(3,971,609)	4,119,473
Land	-	929,066	-	929,066
Installations, property and equipment for use	10%	6,278,097	(3,049,442)	3,228,655
Security and communication systems	10%	371,569	(296,778)	74,791
Data processing systems	20 to 40%	12,268,559	(8,744,776)	3,523,783
Transportation systems	10 to 20%	229,717	(134,363)	95,354
Balance on December 31, 2022 (1)		**28,168,090**	**(16,196,968)**	**11,971,122**

(1) Includes underlying assets identified in lease contracts recognized under the scope of IFRS 16.

The Group enters into lease agreements as a lessee, primarily, for data processing and property and equipment, which are recorded as buildings and equipment leased in property and equipment. See Note 23 for disclosure of the obligation.

b) Change in property and equipment by class

R$ thousands

	Buildings	Land	Facilities, furniture and property and equipment	Security and communications systems	Data processing systems	Transportation systems	Total
Balance on December 31, 2021	**5,935,485**	**973,725**	**3,162,933**	**102,094**	**3,231,533**	**107,335**	**13,513,105**
Additions	875,455	-	774,483	18,648	2,031,532	28,235	3,728,353
Write-offs	(627,251)	(44,659)	(133,196)	(8,867)	(553,933)	(15,470)	(1,383,376)
Impairment	-	-	(44)	(175)	(3,476)	-	(3,695)
Depreciation (2)	(711,861)	-	(575,521)	(36,909)	(1,181,873)	(24,746)	(2,530,910)
Transfers	(1,352,355)	-	-	-	-	-	(1,352,355)
Balance on December 31, 2022 (1)	**4,119,473**	**929,066**	**3,228,655**	**74,791**	**3,523,783**	**95,354**	**11,971,122**
Balance on December 31, 2022	**4,119,473**	**929,066**	**3,228,655**	**74,791**	**3,523,783**	**95,354**	**11,971,122**
Additions	764,177	-	847,636	78,638	1,132,190	18,919	2,841,560
Write-offs	(550,332)	(16,978)	(497,896)	-	-	(1,652)	(1,066,858)
Impairment	-	-	-	(347)	(1,382)	-	(1,729)
Depreciation (2)	(723,107)	-	(503,903)	(26,732)	(1,349,529)	(22,815)	(2,626,086)
Transfers	-	-	-	-	-	-	-
Balance on December 31, 2023 (1)	**3,610,211**	**912,088**	**3,074,492**	**126,350**	**3,305,062**	**89,806**	**11,118,009**

(1) Includes underlying assets identified in lease contracts recognized under the scope of IFRS 16; and

(2) The difference to the value presented in the depreciation expense note, refers to the expense attributable to the result of insurance and, according to IFRS 17, must be presented in this item of the Income Statement.

15) INTANGIBLE ASSETS AND GOODWILL

a) Change in intangible assets and goodwill by class

R$ thousands

	Goodwill	Intangible Assets				
		Acquisition of financial service rights (1)	*Software (1)*	Customer portfolio (1)	Other (1)	Total
Balance on December 31, 2021	**6,048,734**	**3,049,946**	**4,727,802**	**1,048,641**	**35,884**	**14,911,007**
Additions/(reductions)	493,357	1,895,195	4,277,979	455,548	916,296	**8,038,375**
Impairment	-	(175,259)	(842,000)	-	-	**(1,017,259)**
Amortization (2)	-	(1,215,247)	(1,214,388)	(251,704)	(450,971)	**(3,132,310)**
Balance on December 31, 2022	**6,542,091**	**3,554,635**	**6,949,393**	**1,252,485**	**501,209**	**18,799,813**
Balance on December 31, 2022	**6,542,091**	**3,554,635**	**6,949,393**	**1,252,485**	**501,209**	**18,799,813**
Additions/(reductions)	31,634	4,060,641	3,122,163	97,988	(6,812)	**7,305,614**
Impairment	-	(102,158)	(2,092)	-	-	**(104,250)**
Amortization (2)	-	(1,701,950)	(1,606,248)	(212,068)	(373,765)	**(3,894,031)**
Balance on December 31, 2023	**6,573,725**	**5,811,168**	**8,463,216**	**1,138,405**	**120,632**	**22,107,146**

(1) Rate of amortization: acquisition of rights to provide financial services – in accordance with contract agreement; software – 20%; Customer portfolio – up to 20%; and others – 20%; and
(2) The difference to the amount presented in the amortization expense note, refers to expenses attributable to insurance income and, in accordance with IFRS 17, must be presented under this heading of the Income Statement.

b) Composition of goodwill by segment

		R$ thousands
	On December 31, 2023	On December 31, 2022
Banking	6,107,282	6,075,648
Insurance	466,443	466,443
Total	**6,573,725**	**6,542,091**

The Cash Generation Units (GCUs) containing goodwill in the banking segment and the insurance segment are tested annually for impairment of goodwill. We did not incur any goodwill impairment losses in 2023 and 2022.

16) OTHER ASSETS

a) Other assets

		R$ thousands
	On December 31, 2023	On December 31, 2022
Financial assets (4) (5)	**56,958,860**	**65,705,559**
Foreign exchange transactions (1)	27,704,682	36,970,153
Debtors for guarantee deposits (2)	20,787,578	20,462,101
Securities trading	3,720,053	4,291,006
Trade and credit receivables	2,667,921	2,039,371
Receivables	2,078,626	1,942,928
Other assets	**9,597,412**	**10,422,358**
Other debtors	3,405,012	3,723,722
Prepaid expenses	2,934,506	2,735,654
Interbank and interdepartmental accounts	297,291	238,649
Other (3)	2,960,603	3,724,333
Total	**66,556,272**	**76,127,917**

(1) Mainly refers to purchases in foreign currency made by the Organization on behalf of customers and rights in the institution's domestic currency, resulting from exchange sale operations;

(2) It refers to deposits resulting from legal or contractual requirements, including guarantees provided in cash, such as those made for the filing of appeals in departments or courts and those made to guarantee services of any nature;

(3) Primarily includes material in inventory, amounts receivable, other advances, advances and payments to be reimbursed and investment property;

(4) Financial assets accounted for at amortized cost; and

(5) In 2023 and 2022, there were no expected losses for other financial assets.

17) DEPOSITS FROM BANKS

Financial liabilities called "Deposits from banks" are initially measured at fair value and, subsequently, at amortized cost, using the effective interest rate method.

a) Composition by nature

		R$ thousands
	On December 31, 2023	On December 31, 2022
Demand deposits	1,503,278	1,187,198
Interbank deposits	2,354,799	1,553,496
Securities sold under agreements to repurchase	272,404,788	222,694,031
Borrowings	22,809,333	32,625,290
Onlending	24,350,585	23,888,023
Total	**323,422,783**	**281,948,038**

18) DEPOSITS FROM CUSTOMERS

Financial liabilities called "Deposits from customers" are initially measured at fair value and subsequently at amortized cost, using the effective interest rate method.

a) Composition by nature

		R$ thousands
	On December 31, 2023	On December 31, 2022
Demand deposits	49,634,288	56,882,411
Savings deposits	131,003,553	134,624,479
Time deposits	441,296,839	399,175,316
Total	**621,934,680**	**590,682,206**

19) FUNDS FROM SECURITIES ISSUED

a) Composition by type of security issued and location

		R$ thousands
	On December 31, 2023	On December 31, 2022
Instruments Issued – Brazil:		
Real estate credit notes	52,115,729	51,258,545
Agribusiness notes	40,062,692	31,176,213
Financial bills	105,426,827	93,772,038
Letters property guaranteed	36,144,798	30,290,640
Subtotal	**233,750,046**	**206,497,436**
Securities – Overseas:		
Euronotes	3,442,593	3,934,384
Securities issued through securitization – (item (b))	3,925,938	8,456,444
Subtotal	**7,368,531**	**12,390,828**
Structured Operations Certificates	**3,847,681**	**3,369,064**
Total	**244,966,258**	**222,257,328**

b) Securities issued through securitization

Since 2003, Bradesco uses certain arrangements to optimize its activities of funding and liquidity management by means of a Specific Purpose Entity (SPE). This SPE, which is named International Diversified Payment Rights Company, is financed with long-term bonds which are settled with the future cash flow of the corresponding assets, basically comprising current and future flow of payment orders sent by individuals and legal entities abroad to beneficiaries in Brazil for whom Bradesco acts as payer.

The long-term instruments issued by the SPE and sold to investors will be settled with funds from the payment orders flows. The Company is required to redeem the instruments in specific cases of default or upon closing of the operations of the SPE.

The funds deriving from the sale of current and future payment orders flows, received by the SPE, must be maintained in a specific bank account until they reach a given minimum level.

c) Changes in securities issued

		R$ thousands
	2023	2022
Opening balances on January 1	**222,257,328**	**166,228,542**
Issuance	105,259,934	101,692,599
Interest accrued	25,707,778	21,101,371
Settlement and interest payments	(108,774,110)	(64,795,895)
Exchange variation and others	515,328	(1,969,289)
Closing balance on December 31	**244,966,258**	**222,257,328**

20) SUBORDINATED DEBTS

a) Composition of subordinated debt

				R$ thousands
Maturity	Original term in years	Nominal amount	On December 31, 2023	On December 31, 2022
In Brazil:				
Financial bills:				
2023		-	-	2,430,244
2024	7	67,450	133,720	118,737
2025	7	3,871,906	5,952,305	5,211,294
2027	7	401,060	566,936	492,360
2023		-	-	3,083,598
2024	8	136,695	277,420	243,608
2025	8	3,328,102	3,669,281	3,642,764
2026	8	694,800	1,066,237	932,713
2028	8	55,437	78,390	67,985
2024	9	2,368,200	2,976,339	2,581,541
2025	9	3,924	10,634	12,354
2027	9	362,212	677,550	616,544
2023		89,700	146,531	129,175
2025	10	-	-	1,643,525
2026	10	284,137	959,846	827,974
2027	10	196,196	501,506	438,172
2028	10	256,243	472,023	423,111
2030	10	248,300	451,350	402,261
2030	8	134,500	190,207	171,951
2031	10	7,270,000	9,973,583	8,618,267
2032	10	5,378,500	6,714,453	5,813,434
2033	10	531,000	557,446	-
2026	11	2,500	4,133	6,907
2027	11	47,046	91,696	80,272
2028	11	74,764	143,520	129,311
Perpetual	-	13,798,555	14,722,748	14,123,230
Total (1)			**50,337,854**	**52,241,332**

(1) Includes the amount of R$39,279,827 thousand (December 31, 2022 – R$37,781,759 thousand), referring to subordinated debts recognized in "Eligible Debt Capital Instruments" for regulatory capital purpose.

b) Changes in subordinated debt

	R$ thousands	
	2023	**2022**
Opening balances on January 1	**52,241,332**	**54,451,077**
Issuance	1,129,800	9,796,000
Interest accrued	7,007,236	7,262,125
Settlement and interest payments	(10,040,514)	(18,768,306)
Foreign exchange variation	-	(499,564)
Closing balance on December 31	**50,337,854**	**52,241,332**

21) INSURANCE CONTRACTS

a) Insurance contract liabilities

R$ thousands

	On December 31, 2023	On December 31, 2022
Remaining coverage liability	**331,148,632**	**292,524,729**
Premium allocation approach	**3,256,881**	**3,981,922**
General model/variable fee approach	**327,891,751**	**288,542,807**
- Present value of estimated future cash flows	301,644,946	264,487,570
- Non-financial risk adjustment	1,832,047	1,892,918
- Contract Service Margin	24,414,758	22,162,319
Liability for incurred claims	**13,643,590**	**12,231,236**
- Present value of estimated future cash flows	13,150,546	11,929,406
- Non-financial risk adjustment	493,044	301,830
Total liabilities for insurance contracts	**344,792,222**	**304,755,965**

b) Remaining coverage for general model (BBA)/variable fee approach (VFA)

R$ thousands

	On December 31, 2023			On December 31, 2022		
	Non-Onerous Contracts	Onerous Contracts	Total	Non-Onerous Contracts	Onerous Contracts	Total
Present value of estimated future cash outflows	**388,031,144**	**36,009,806**	**424,040,950**	**326,000,065**	**35,869,281**	**361,869,346**
- Acquisition cash flows	3,318,639	72,598	3,391,237	2,188,126	92,900	2,281,026
- Claims and other directly attributable expenses	384,712,505	35,937,208	420,649,713	323,811,939	35,776,381	359,588,320
Present value of estimated future cash inflows	(115,748,997)	(6,647,007)	(122,396,004)	(91,126,830)	(6,254,946)	(97,381,776)
Non-financial risk adjustment	994,571	837,476	1,832,047	937,543	955,375	1,892,918
Contract Service Margin	23,928,554	486,204	24,414,758	21,929,385	232,934	22,162,319
Total remaining coverage of the general model/variable rate model	**297,205,272**	**30,686,479**	**327,891,751**	**257,740,163**	**30,802,644**	**288,542,807**

c) Realization of contract service margin

R$ thousands

	Due within one year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	More than 5 years	Total
Issued Insurance Contracts							
- Insurance Contract	2,489,957	2,423,170	1,883,419	1,624,982	1,405,499	14,587,731	24,414,758
General model/variable rate approach on December 31, 2023	**2,489,957**	**2,423,170**	**1,883,419**	**1,624,982**	**1,405,499**	**14,587,731**	**24,414,758**
Issued Insurance Contracts							
- Insurance Contract	3,210,179	1,736,463	1,671,090	1,317,926	1,163,876	13,062,785	22,162,319
General model/variable rate approach on December 31, 2022	**3,210,179**	**1,736,463**	**1,671,090**	**1,317,926**	**1,163,876**	**13,062,785**	**22,162,319**

d) Changes in the carrying amount of insurance contract liabilities

R$ thousands

Liabilities for remaining coverage and claims incurred	Liabilities for Remaining Coverage		Liabilities Claims Incurred - General Model/Variable Fee Approach (BBA/VFA)		Liabilities Claims Incurred - Premium Allocation Approach (PAA)	
	Excluding Loss Component	Loss Component	Present value of future cash flow (PV FCF)	Risk adjustment (RA)	Present value of future cash flow (PV FCF)	Risk adjustment (RA)
Opening balances on January 1	**286,304,346**	**6,220,383**	**2,043,558**	**52,341**	**9,885,830**	**249,507**
Insurance revenue	**(51,980,046)**	**-**	**-**	**-**	**-**	**-**
- Total retrospective method contracts	(47,080,099)	-	-	-	-	-
- Fair value method contracts	(4,899,947)	-	-	-	-	-
Insurance expenses	**224,948**	**(450,992)**	**(893,936)**	**14,280**	**997,384**	**144,198**
- Claims reported and other insurance costs	224,948	(17)	(2,739,901)	(68,697)	(24,668,608)	(603,871)
- Adjustments for incurred claim liabilities	-	-	1,845,965	82,977	25,665,992	748,069
- Onerous contract recoveries	-	(450,975)	-	-	-	-
Insurance result	**(51,755,098)**	**(450,992)**	**(893,936)**	**14,280**	**997,384**	**144,198**
Financial expenses	**21,346,087**	**(6,817)**	**132,910**	**4,024**	**830,999**	**21,979**
- Financial expenses of insurance contracts	21,346,087	(6,817)	132,910	4,024	830,999	21,979
Total changes in statement of comprehensive income	**1,710,833**	**294**	**20,379**	**1,303**	**133,461**	**5,374**
Agreements recognized in the period	**105,954,544**	**258,688**	**-**	**-**	**-**	**-**
Estimated cash flows	**(39,050,180)**	**616,543**	**-**	**-**	**-**	**-**
- Awards received	(28,295,470)	-	-	-	-	-
- Investment component	-	-	-	-	-	-
- Commissions	(245,201)	-	-	-	-	-
- Experience adjustment	(10,509,509)	616,543	-	-	-	-
Balance on December 31, 2023	**324,510,532**	**6,638,099**	**1,302,911**	**71,948**	**11,847,674**	**421,058**

Liabilities for remaining coverage and claims incurred	Liabilities for Remaining Coverage		Claims Incurred Liabilities (PSI) - General Model/Variable Rate Approach (BBA/VFA)		Claims Incurred Liabilities (PSI) - Premium Allocation Approach (PAA)	R$ thousands
	Excluding Loss Component	Loss Component	Present value of future cash flow (PV FCF)	Risk adjustment (RA)	Best Output Estimate (BEL)	Risk adjustment (RA)
Opening balances on January 1	**262,071,331**	**6,021,815**	**1,683,469**	**31,933**	**10,521,649**	**199,394**
Insurance revenue	**(45,339,639)**	**-**	**-**	**-**	**-**	**-**
- Total retrospective method contracts	(40,135,537)	-	-	-	-	-
- Fair value method contracts	(5,204,102)	-	-	-	-	-
Insurance expenses	**103,005**	**(281,196)**	**240,998**	**17,798**	**(1,241,314)**	**37,128**
- Claims reported and other insurance costs	103,005	(94)	(3,096,622)	(70,395)	(22,768,330)	(513,703)
- Adjustments for incurred claim liabilities	-	-	3,337,620	88,193	21,527,016	550,831
- Onerous contract recoveries	-	(281,102)	-	-	-	-
Insurance result	**(45,236,634)**	**(281,196)**	**240,998**	**17,798**	**(1,241,314)**	**37,128**
Financial expenses	**17,819,331**	**(676)**	**135,485**	**2,945**	**708,772**	**14,997**
- Financial expenses of insurance contracts	17,819,331	(676)	135,485	2,945	708,772	14,997
Total changes in statement of comprehensive income	**(3,858,009)**	**-**	**(16,394)**	**(335)**	**(103,277)**	**(2,012)**
Agreements recognized in the period	**103,548,967**	**401,065**	**-**	**-**	**-**	**-**
Fluxos de caixa estimado	**(48,040,640)**	**79,375**	**-**	**-**	**-**	**-**
- Awards received	(32,298,080)	-	-	-	-	-
- Investment component	-	-	-	-	-	-
- Commissions	(252,391)	-	-	-	-	-
- Experience adjustment	(15,490,169)	79,375	-	-	-	-
Balance on December 31, 2022	**286,304,346**	**6,220,383**	**2,043,558**	**52,341**	**9,885,830**	**249,507**

e) Changes in the carrying amount of insurance liabilities measured under the general model/variable rate approach (BBA/VFA)

R$ thousands

	2023			2022		
	Present value of future cash flow (PV FCF)	Risk adjustment (RA)	Contractual Service Margin (CSM)	Present value of future cash flow (PV FCF)	Risk adjustment (RA)	Insurance coverage margin (CSM)
Opening balances on January 1	**264,487,570**	**1,892,918**	**22,162,319**	**238,116,071**	**1,590,686**	**25,598,148**
Changes related to the current period	**(303,110)**	**(171,747)**	**(9,993,747)**	**(160,581)**	**(174,161)**	**(3,519,869)**
- Coverage margin recognized in the period	-	-	(3,116,917)	-	-	(2,928,954)
- Changes in the risk adjustment recognized in the period	-	(171,747)	-	-	(174,161)	-
- Experience adjustment	(303,110)	-	(6,876,830)	(160,581)	-	(590,915)
Changes related to future periods	**52,232,214**	**(41,922)**	**11,509,379**	**48,167,957**	**386,520**	**(535,356)**
- Changes in estimates that adjust the contractual service margin	(5,232,173)	(274,168)	3,320,395	(5,699,321)	275,681	(8,797,751)
- Changes in estimates that do not adjust the contractual service margin	1,715,126	44,225	-	(3,775,585)	(117,813)	-
- Contracts initially recognized in the period	55,749,261	188,021	8,188,984	57,642,863	228,652	8,262,395
Insurance result	**51,929,104**	**(213,669)**	**1,515,632**	**48,007,376**	**212,359**	**(4,055,225)**
Total financial expenses	**20,401,948**	**152,798**	**736,807**	**17,144,771**	**89,873**	**619,396**
- Financial expenses of insurance contracts	20,401,948	152,798	736,807	17,144,771	89,873	619,396
Estimated cash flows	**(35,173,676)**	**-**	**-**	**(38,780,648)**	**-**	**-**
- Awards received	(29,595,299)	-	-	(33,478,564)	-	-
- Claims and other insurance expenses	(5,333,175)	-	-	(5,049,653)	-	-
- Acquisition cash flows	(245,202)	-	-	(252,431)	-	-
Closing balance on December 31	**301,644,946**	**1,832,047**	**24,414,758**	**264,487,570**	**1,892,918**	**22,162,319**

f) Contractual service margin

						R$ thousands
	2023			2022		
	Contracts measured at fair value in transition	Contracts evaluated by the total retrospective method	Total	Contracts measured at fair value in transition	Contracts evaluated by the total retrospective method	Total
Opening balances on January 1	**11,188,719**	**10,973,600**	**22,162,319**	**16,954,759**	**8,643,389**	**25,598,148**
Changes from the current period	**(1,213,472)**	**(1,903,445)**	**(3,116,917)**	**(1,137,182)**	**(1,791,772)**	**(2,928,954)**
- Contract service margin recognized in the period	(1,213,472)	(1,903,445)	(3,116,917)	(1,137,182)	(1,791,772)	(2,928,954)
Changes in relation to future periods	**1,298,426**	**3,334,123**	**4,632,549**	**(4,794,423)**	**3,668,152**	**(1,126,271)**
- Contracts initially recognized	158,162	8,030,822	8,188,984	200,620	8,061,775	8,262,395
- Changes in estimates that adjust the contract service margin	1,140,264	(4,696,699)	(3,556,435)	(4,995,043)	(4,393,623)	(9,388,666)
Insurance result	**84,954**	**1,430,678**	**1,515,632**	**(5,931,605)**	**1,876,380**	**(4,055,225)**
Financial expenses of insurance contracts	**39,855**	**696,952**	**736,807**	**165,565**	**453,831**	**619,396**
Closing balance on December 31	**11,313,528**	**13,101,230**	**24,414,758**	**11,188,719**	**10,973,600**	**22,162,319**

g) Changes in other comprehensive income

		R$ thousands
	Year ended December 31	
	2023	2022
Initial balances	**2,385,912**	**-**
Changes in other comprehensive income	**(1,120,457)**	**2,385,912**
Income and expenses recognized in the period in Other comprehensive income	(1,871,540)	3,980,027
Deferred taxes	751,083	(1,594,115)
Closing balance on December 31	**1,265,455**	**2,385,912**

h) Insurance income

	R$ thousands	
	Year ended December 31	
	2023	2022
Amounts related to changes in liabilities for remaining coverage (LRC)	**51,252,827**	**44,245,342**
Outputs related to general model contracts	4,806,020	4,523,535
Non-financial risk adjustment change	171,746	174,161
Contract service margin recognized for general model and variable rate	1,656,674	1,196,103
Income related to contracts measured under premium allocation approach	44,618,387	38,351,543
Insurance Revenue	**51,252,827**	**44,245,342**

i) Insurance financial expense

	R$ thousands	
	Year ended December 31	
	2023	2022
Financial expenses of insurance contracts	**(35,755,410)**	**(23,998,957)**
Changes in obligation to pay arising from return on investment	(11,547,973)	(9,297,454)
Interest Accreditation	(22,335,897)	(18,681,530)
Effect of changes in interest rates	(1,871,540)	3,980,027
Amounts recognized in profit or loss	**(33,883,870)**	**(27,978,984)**
Amounts recognized in other comprehensive income	**(1,871,540)**	**3,980,027**

j) Claims development

The claims development table is intended to illustrate the inherent insurance risk, comparing claims paid with their respective provisions, starting from the year in which the claim was reported. The upper part of the table shows the variation in the provision over the years. The provision varies as more accurate information regarding the frequency and severity of claims is obtained. The lower part of the table demonstrates the reconciliation of the amounts with the account balances.

Occurrence/Payment										R$ thousands
	Payment year 1	Payment year 2	Payment year 3	Payment year 4	Payment year 5	Payment year 6	Payment year 7	Payment year 8	Payment year 9	Payment year 10
Year of occurrence 1	2,908,266	3,327,109	3,080,548	3,064,236	3,071,767	3,093,643	3,102,813	3,113,939	3,121,539	3,123,288
Year of occurrence 2	3,176,928	3,529,190	3,229,930	3,242,113	3,268,150	3,282,321	3,291,007	3,298,296	3,304,373	-
Year of occurrence 3	3,338,302	3,591,931	3,272,905	3,273,854	3,296,693	3,306,411	3,316,805	3,311,850	-	-
Year of occurrence 4	3,434,135	3,830,433	3,494,627	3,508,886	3,518,146	3,526,704	3,539,957	-	-	
Year of occurrence 5	3,175,849	3,495,099	3,174,133	3,184,107	3,205,436	3,207,783	-	-	-	-
Year of occurrence 6	3,084,384	3,456,624	3,206,677	3,223,106	3,241,790	-	-	-	-	-
Year of occurrence 7	3,074,914	3,479,331	3,078,188	3,071,474	-	-	-	-	-	-
Year of occurrence 8	4,440,386	4,320,569	4,009,317	-	-	-	-	-	-	-
Year of occurrence 9	31,192,208	32,032,090	-	-	-	-	-	-	-	-
Year of occurrence 10	26,795,507	-	-	-	-	-	-	-	-	-
Payments accumulated up to the base date	26,795,507	32,032,090	4,009,317	3,071,474	3,241,790	3,207,783	3,539,957	3,311,850	3,304,373	3,123,288
Estimate of claims up to the base date	11,417,501	823,166	472,974	255,184	166,926	129,215	100,518	69,318	43,071	-
Estimated claims payable by the base date	**38,213,008**	**32,855,256**	**4,482,291**	**3,326,658**	**3,408,716**	**3,336,998**	**3,640,475**	**3,381,168**	**3,347,444**	**3,123,288**

	R$ thousands
Estimated claims payable	13,477,873
Adjustment to present value	(1,006,080)
Adjustment for non-financial risk	262,652
Other estimates	909,145
Liabilities for claims incurred on December 31, 2023	**13,643,590**

22) PROVISIONS, CONTINGENTS ASSETS AND LIABILITIES

a) Contingent assets

Contingent assets are not recognized in the financial statements. There are ongoing proceedings where the chance of success is considered probable, such as: a) Social Integration Program (PIS), Bradesco has made a claim to offset PIS against Gross Operating Income, paid under Decree-Laws No. 2,445/88 and No. 2,449/88, regarding the payment that exceeded the amount due under Supplementary Law No. 07/70 (PIS Repique); and b) other taxes, the legality and/or constitutionality of which is being challenged, where the decision may lead to reimbursement of amounts and such amounts are recorded as receivable only when collection is considered certain.

b) Provisions classified as probable losses

The Company is a party to a number of labor, civil and tax lawsuits, arising from the normal course of business.

Management recognized provisions where, based on their opinion and that of their legal counsel, the nature of the lawsuit, similarity to previous lawsuits, complexity and the courts standing, the loss is deemed probable.

Management considers that the provision is sufficient to cover the future losses generated by the respective lawsuits.

I - Labor claims

These are claims brought by former employees and outsourced employees seeking indemnifications, most significantly for unpaid "overtime", pursuant to Article 224 of the Consolidation of Labor Laws (CLT). Considering that the proceedings database is basically composed by proceedings with similar characteristics and for which there has been no official court decision, the provision is recognized considering the following factors, among others: date of receipt of the proceedings (before or after the labor reform of November 2017), the average calculated value of payments made for labor complaints settled in the past 12 months before and after the labor reform, and inflation adjustment on the average calculated values.

Overtime is monitored by using electronic timecards and paid regularly during the employment contract, so that the claims filed by Bradesco's former employees do not represent individually significant amounts.

II - Civil claims

These are claims for indemnification primarily related to banking products and services and the inflation indexation alleged to have been lost resulting from economic plans. These lawsuits are individually controlled through a system and provisioned whenever the loss is determined to be probable, considering the opinion of legal advisors, nature of the lawsuits, similarity with previous lawsuits, complexity and positioning of the courts.

In relation to the legal claims that are pleading alleged differences in the adjustment of inflation on savings account balances and due to the implementation of economic plans that were part of the federal government's economic policy to

reduce inflation in the 80s and 90s, Bradesco, despite complying with the law and regulation in force at the time, has provisioned certain proceedings, taking into consideration the claims in which they were mentioned and the perspective of loss of each demand, in view of the decisions and subjects still under analysis in the Superior Court of Justice (STJ).

In December 2017, with the mediation of the Attorney's General Office (AGU) and intervention of the Central Bank of Brazil (BCB), the entities representing the bank and the savings accounts, entered into an agreement related to litigation of economic plans, with the purpose of closing these claims, in which conditions and schedule were established for savings accounts holders to accede to the agreement. This agreement was approved by the Federal Supreme Court (STF) on March 1, 2018. On March 11, 2020, the signatory entities signed an amendment extending the collective agreement for a period of 5 (five) years, the Federal Supreme Court approved the extension of the agreement for 30 months. On December 16, 2022, the Federal Supreme Court (STF) approved the request to extend the agreement for another 30 months. As this is a voluntary agreement, Bradesco is unable to predict how many savings account holders will choose to accept the settlement offer.

Note that, regarding disputes relating to economic plans, the Federal Supreme Court (STF) has suspended all outstanding lawsuits, until the Court issues a final decision on the right under litigation.

III - Provision for tax risks

The Organization has been challenging in court the legality and constitutionality of some taxes and contributions, which are fully provisioned. These processes have regular monitoring of their evolution in the procedures of the Judiciary and in the administrative spheres, of which we highlight:

- PIS and Cofins - R$3,099,917 thousand (R$2,906,220 thousand on December 31, 2022): Bradesco is requesting to calculate and pay contributions to PIS and Cofins only on the sale of goods/rendering of services (billing), excluding financial income from the calculation base;

- Pension Contributions – R$1,954,679 thousand (R$1,824,202 thousand on December 31, 2022): official notifications related to the pension contributions made to private pension plans, considered by the authorities to be employee compensation subject to the incidence of mandatory pension contributions and to an isolated fine for not withholding IRRF on such financial contributions;

- PIS and Cofins - R$754,518 thousand (R$657,370 thousand on December 31, 2022): Bradesco is requesting to calculate and pay contributions to PIS and Cofins under the cumulative regime (3.65% rate on sales of goods/installment services); and

- INSS – Contribution to SAT – R$500,775 thousand (R$480,085 thousand on December 31, 2022): in an ordinary lawsuit filed by the Brazilian Federation of Banks – Febraban, since April 2007, on behalf of its members, in which the classification of banks at the highest level of risk is questioned, with respect to Work Accident Risk – RAT, which raised the rate of the respective contribution from 1% to 3%, in accordance with Decree No. 6,042/07.

In general, the duration of the lawsuits in the Brazilian judicial system are unpredictable, which is why there is no disclosure of the expected date for judgment of these lawsuits.

In March 2023, Banco Bradesco adhered to the "Litigation Zero" program, pursuant to Joint Ordinance PGFN/RFB No. 1, of January 12, 2023, which allows for a reduction of up to 100% in the amount of interest and fines on credits taxes in tax administrative litigation considered irrecoverable or difficult to recover.

IV - Changes in other provisions

			R$ thousands
	Labor	Civil	Tax
Balance on December 31, 2021	**6,729,107**	**9,178,471**	**8,072,037**
Adjustment for inflation	762,281	409,432	511,159
Provisions, net of (reversals and write-offs)	906,488	1,214,974	(929,438)
Payments	(2,387,910)	(2,813,670)	(176,394)
Balance on December 31, 2022	**6,009,966**	**7,989,207**	**7,477,364**
Balance on December 31, 2022	**6,009,966**	**7,989,207**	**7,477,364**
Adjustment for inflation	630,797	491,102	472,830
Provisions, net of (reversals and write-offs)	1,258,040	4,002,792	(516,056)
Payments	(3,276,665)	(3,895,488)	(374,834)
Balance on December 31, 2023	**4,622,138**	**8,587,613**	**7,059,304**

c) Contingent liabilities classified as possible losses

The Organization maintains a system to monitor all administrative and judicial proceedings in which any of its group companies is plaintiff or defendant and, considering, amongst other things the opinion of legal counsel, classifies the lawsuits according to the expectation of loss. Case law trends are periodically analyzed and, if necessary, the related risk is reclassified. In this respect, contingent lawsuits deemed to have a possible risk of loss are not recognized as a liability in the financial statements and totaled, on December 31, 2023, R$9,977,528 thousand (R$9,211,004 thousand on December 31, 2022) for civil claims and R$46,704,117 thousand (R$39,703,592 thousand on December 31, 2022) for tax proceedings.

The main tax proceedings with this classification are:

- IRPJ and CSLL deficiency note – 2012 to 2015 – R$11,475,238 thousand (R$10,548,883 thousand on December 31, 2022): due to the disallowance of interest expenses (CDI), related to certain investments and deposits between the companies of the Organization;

- COFINS – 1999 to 2014 – R$9,460,147 thousand (R$5,757,539 thousand on December 31, 2022): assessments and disallowances of offsetting Cofins credits, launched after a favorable decision was made in a judicial proceeding, where the unconstitutionality of the expansion of the intended calculation base for income other than revenue was discussed (Law No. 9,718/98);

- IRPJ and CSLL – 2006 to 2020 – R$9,105,361 thousand (R$8,054,885 thousand on December 31, 2022), relating to goodwill amortization being disallowed on the acquisition of investments;

- IRPJ and CSLL deficiency note – 2008 to 2019 – R$3,093,382 thousand (R$2,976,879 thousand on December 31, 2022): relating to disallowance of expenses with credit losses;

- PIS and COFINS notifications and disallowances of compensations – R$1,796,192 thousand (R$1,563,374 thousand on December 31, 2022): relating to the unconstitutional expansion of the intended calculation base to other revenues other than billing (Law No. 9,718/98) in acquired companies;

- ISSQN – Commercial Leasing Companies – R$1,790,997 thousand (R$1,725,257 thousand on December 31, 2022): the requirement of this tax by municipalities other than those where the companies are located, for which the tax is collected in the form of law, with cases of formal nullities occurring in the constitution of the tax credit;

- IRPJ and CSLL deficiency note – 2000 to 2014 – R$1,340,697 thousand (R$1,250,549 thousand on December 31, 2022): relating to disallowance of exclusions and expenses, differences in depreciation expenses, insufficient depreciation expenses, expenses with depreciation of leased assets, operating expenses and income and disallowance of tax loss compensation;

- IRPJ and CSLL deficiency note – 2008 to 2013 – R$813,806 thousand (R$728,777 thousand on December 31, 2022): relating to profit of subsidiaries based overseas;

- PLR - Profit Sharing - Base years from 2009 to 2011 - R$183,904 thousand (R$173,351 thousand on December 31, 2022): assessments for the social security contribution on amounts paid to employees as profit sharing, for alleged failure to comply with the rules contained in Law No. 10,101/00; and

- Interest on Own Capital (TJLP) – Base year 2019 – R$ 181,038 thousand: IRPJ/CSLL assessments relating to the year 2019 questioning the deductibility in the tax calculation bases above the expense related to Interest on Own Capital (TJLP).

d) Other subjects

There is currently a criminal case against two former executive members directors, which is being processed in the 10th Federal Court of the Judiciary Section of the Federal District, arising from a Federal Police Investigation named "Operation Zelotes", investigation of the alleged improper performance of members of the Administrative Council of Tax Appeals (CARF). The court of first instance acquitted the two former executive directors, pending final judgment.

23) OTHER LIABILITIES

a) Other liabilities

	R$ thousands	
	On December 31, 2023	On December 31, 2022
Financial liabilities	**82,619,532**	**92,556,433**
Credit card transactions (1)	30,582,224	33,097,889
Foreign exchange transactions (2)	28,301,211	37,404,746
Loan assignment obligations	4,201,705	4,484,288
Capitalization bonds	9,200,285	9,134,099
Securities trading	6,714,714	3,838,999
Lease liabilities (Note 23b)	3,619,393	4,596,412
Other liabilities	**47,924,619**	**43,854,987**
Third party funds in transit (3)	7,794,465	7,750,360
Provision for payments	11,703,242	11,527,472
Sundry creditors	5,740,511	4,780,536
Social and statutory	6,696,788	5,570,334
Other taxes payable	2,144,388	2,309,741
Liabilities for acquisition of assets and rights	449,814	822,479
Other	13,395,411	11,094,065
Total	**130,544,151**	**136,411,420**

(1) Refers to amounts payable to merchants;
(2) Primarily refers to Bradesco's sales in foreign currency to customers and its rights in domestic currency, resulting from exchange sale operations; and
(3) Primarily refers to payment orders issued domestically and the amount of payment orders in foreign currency coming from overseas.

b) Lease liabilities

	R$ thousands
Closing balance on december 31, 2021	**4,661,486**
Remeasurement and new contracts	1,064,802
Payments	(1,916,000)
Appropriation of financial charges	804,378
Foreign exchange variation	(18,254)
Balance on December 31, 2022	**4,596,412**

Balance on December 31, 2022	**4,596,412**
Remeasurement and new contracts	84,772
Payments	(1,665,781)
Appropriation of financial charges	592,154
Foreign exchange variation	11,836
Balance on December 31, 2023	**3,619,393**

Maturity of the leases

The maturity of these financial liabilities as of December 31, 2023 is divided as follows: R$983,660 thousand up to one year (R$1,003,263 thousand up to 1 year as of December 31, 2022), R$2.938.012 thousand between 1 and 5 years (R$3,471,865 thousand between one to five years as of December 31, 2022) and R$453,272 thousand over 5 years (R$625,974 thousand for more than five years as of December 31, 2022).

Impacts on the statement of income

The impact on the income for the year ended December 31, 2023, was: "Expenses of depreciation" – R$749,070 thousand (R$745,280 thousand for the year ended December 31, 2022), "Interest and similar expenses" – R$592,154 thousand (R$804,378 thousand for the year ended December 31, 2022) and "Expenses of the foreign exchange variation" – R$11,836 thousand (R$18,254 thousand for the year ended December 31, 2022).

Expenses for the year ended December 31, 2023, with short-term contracts were R$1,112 thousand (R$386 thousand for the year ended December 31, 2022).

24) LOAN COMMITMENTS, FINANCIAL GUARANTEES AND SIMILAR INSTRUMENTS

The table below summarizes the total risk represented by loan commitments, financial guarantees and similar instruments:

	R$ thousands	
	On December 31, 2023	On December 31, 2022
Commitments to extend credit (1)	299,288,995	318,281,881
Financial guarantees (2)	105,816,558	97,960,932
Letters of credit for imports	439,463	793,921
Total	**405,545,016**	**417,036,734**

(1) It includes available lines of credit, limits for credit cards, personal loans, housing loans and overdrafts; and
(2) It refers to guarantees mostly provided for Corporate customers.

Financial guarantees are conditional commitments for loans issued to ensure the performance of a customer in an obligation to a third party. There is usually the right of recourse against the customer to recover any amount paid under these guarantees. Moreover, we can retain cash or other highly liquid funds to counter-guarantee these commitments.

The contracts are subject to the same credit evaluations as other loans and advances. Letters of credit are issued mainly to endorse public and private debt issue agreements including commercial paper, securities financing and similar transactions. The letters of credit are subject to customer credit evaluation by the Management.

We issue letters of credit in connection with foreign trade transactions to guarantee the performance of a customer with a third party. These instruments are short-term commitments to pay the third-party beneficiary under certain contractual terms for the shipment of products. The contracts are subject to the same credit evaluation as other loans and advances.

25) EQUITY

a) Capital and shareholders' rights

i. Composition of share capital in number of shares

The share capital, which is fully subscribed and paid, is divided into registered shares with no par value.

	On December 31, 2023	On December 31, 2022
Common	5,330,304,681	5,338,393,881
Preferred	5,311,865,547	5,320,094,147
Subtotal	**10,642,170,228**	**10,658,488,028**
Treasury (common shares) (1)	-	(8,089,200)
Treasury (preferred shares) (1)	-	(8,228,600)
Total outstanding shares	**10,642,170,228**	**10,642,170,228**

(1) On April 18, 2023, the cancellation of all shares held in treasury issued by the Company (item d) was approved.

All the shareholders are entitled to receive, in total, a mandatory dividend of at least 30% of Bradesco's annual net income, as shown in the statutory accounting records, adjusted by transfers to reserves. The Company has no obligation that is exchangeable for or convertible into shares. As a result, its diluted earnings per share is the same as the basic earnings per share.

In occurring any operation that changes the number of shares, simultaneously with the transaction in the Brazilian market, and with the same timeframes, an identical procedure is adopted in the international market, for the ADRs/GDRs traded in New York, USA, and Madrid, Spain.

b) Reserves

Capital reserves

The capital reserve consists mainly of premiums paid by the shareholders upon subscription of shares. The capital reserve is used for (i) absorption of any losses in excess of accumulated losses and revenue reserves, (ii) redemption, reimbursement of purchase of shares, (iii) redemption of founders' shares, (iv) transfer to share capital, and (v) payment of dividends to preferred shares, when this privilege is granted to them.

Revenue reserves

In accordance with Corporate Legislation, Bradesco and its Brazilian subsidiaries must allocate 5% of their annual corporate profit (as presented in the financial statements prepared in accordance with accounting practices adopted in Brazil (BRGAAP), applicable to institutions authorized to operate by the Central Bank of Brazil), after absorbing accumulated losses, to a legal reserve, the distribution of which is subject to certain limitations. The reserve can be used to increase capital or absorb losses, but cannot be distributed in the form of dividends.

The Statutory Reserve aims to maintain an operating margin that is compatible with the development of the Company's active operations and may be formed by up to 100% of net income remaining after statutory allocations if proposed by the Board of Executive Officers, approved by the Board of Directors and ratified at the Shareholders' Meeting, with the accumulated value limited to 95% of the Company's paid-in capital share amount.

c) Interest on equity/Dividends

The distribution of income is calculated on corporate income, as presented in the financial statements prepared in accordance with accounting practices adopted in Brazil (BRGAAP), applicable to institutions authorized to operate by the Central Bank of Brazil.

At a meeting of the Board of Directors on June 15, 2023, the Board of Directors approved the proposal for the payment of interest on shareholders' equity, related to the first half of 2023, in the amount of R$2,000,000 thousand, of which R$0.178997 per common share and R$0.196897 per preferred share, whose payment was made on July 6, 2023.

At a meeting of the Board of Directors on December 11, 2023, the Board's proposal for payment of interest on equity to shareholders was approved, as follows:

i. interest on intermediate equity, relating to the second half of 2023, in the amount of R$2,000,000 thousand, being R$0.178997 per common share and R$0.196897 per preferred share, payment of which was made on January 2, 2024 ; and
ii. complementary interest on equity, relating to the second half of 2023, in the amount of R$4,998,000 thousand, being R$0.447314 per common share and R$0.492046 per preferred share, payment of which will be made on June 28, 2024.

Interest on equity were paid or recognized in provisions, as follows:

					R$ thousands
Description	Per share (gross)		Gross amount paid	Withholding Income Tax (IRRF) (15%)	Net amount paid
	Common	Preferred			
Monthly interest on shareholders' equity paid	0.206998	0.227698	2,246,162	336,924	1,909,238
Intermediary interest on shareholders' equity paid	0.178723	0.196595	2,000,000	300,000	1,700,000
Supplementary interest on shareholders´ equity paid	0.530369	0.583406	5,926,000	888,900	5,037,100
Total year ended on December 31, 2022	**0.916090**	**1.007699**	**10,172,162**	**1,525,824**	**8,646,338**
Monthly interest on shareholders' equity paid	0.206998	0.227698	2,312,804	346,921	1,965,883
Intermediary interest paid on shareholders' equity (1)	0.357994	0.393794	4,000,000	600,000	3,400,000
Supplementary interest on shareholders' equity provisioned (2)	0.447314	0.492046	4,998,000	749,700	4,248,300
Total year ended on December 31, 2023	**1.012306**	**1.113538**	**11,310,804**	**1,696,621**	**9,614,183**

(1) Paid on July 6, 2023 and January 2, 2024; and
(2) To be paid on June 28, 2024.

d) Treasury shares

In the Extraordinary Shareholders' Meeting held on March 10, 2023, the cancellation of all shares held in the treasury issued by the Company, acquired through a share buyback program, consisting of 16,317,800 nominative-book-entry shares was approved, being 8,089,200 common shares and 8,228,600 preferred shares, without reduction of share capital approved by Bacen on April 18, 2023.

On October 31, 2023, the Board of Directors resolved to institute a new buyback program that authorizes Bradesco's Board of Executive Officers to acquire, in the period from November 07, 2023 to May 07, 2025, up to 106,584,881 book-entry, registered shares, with no par value, with up to 53,413,506 common shares and up to 53,171,375 preferred shares, to be held in treasury and subsequently cancelled, without reducing the capital stock.

26) EARNINGS PER SHARE

a) Basic earnings per share

The basic earnings per share was calculated based on the weighted average number of common and preferred shares outstanding, as shown in the calculations below:

	Year ended December 31		
	2023	2022	2021
Net earnings attributable to the Organization's common shareholders (R$ thousand)	**6,786,352**	**10,106,323**	**11,061,730**
Net earnings attributable to the Organization's preferred shareholders (R$ thousand)	**7,464,977**	**11,116,941**	**12,110,592**
Weighted average number of common shares outstanding (thousands)	5,330,305	5,337,877	5,348,875
Weighted average number of preferred shares outstanding (thousands)	5,311,866	5,319,573	5,327,248
Basic earnings per share attributable to common shareholders of the Organization (in Reais)	1.27	1.89	2.07
Basic earnings per share attributable to preferred shareholders of the Organization (in Reais)	1.41	2.09	2.27

b) Diluted earnings per share

Diluted earnings per share are the same as basic earnings per share since there are no potentially dilutive instruments.

27) NET INTEREST INCOME

			R$ thousands
	Year ended December 31		
	2023	2022	2021
Interest and similar income			
Loans and advances to banks	28,323,764	17,154,023	9,043,136
Loans and advances to customers:			
- Loans	102,035,197	100,681,327	72,338,735
- Leases	582,589	485,298	247,502
Financial assets:			
- At fair value through profit or loss	28,363,663	29,224,224	18,631,552
- Fair value through other comprehensive income	16,906,668	29,301,725	17,975,178
- At amortized cost	25,277,210	15,526,536	16,873,684
Compulsory deposits with the Central Bank	9,943,391	8,224,712	3,101,796
Other financial interest income	25,992	15,340	11,763
Total	**211,458,474**	**200,613,185**	**138,223,346**
Interest and similar expenses			
Deposits from banks:			
- Interbank deposits	(1,943,998)	(230,452)	(100,492)
- Funding in the open market	(31,529,801)	(26,140,363)	(12,529,476)
- Borrowings and onlending	(5,834,892)	(5,182,646)	(3,351,886)
Deposits from customers:			
- Savings accounts	(9,017,597)	(9,351,219)	(4,268,873)
- Time deposits	(42,262,374)	(32,706,362)	(11,175,855)
Securities issued	(25,887,914)	(21,274,753)	(7,348,164)
Subordinated debt	(7,007,236)	(7,262,125)	(3,154,164)
Liabilities of insurance contracts	(32,173,621)	(27,972,772)	(12,648,822)
Technical capitalization provisions	(718,622)	(681,221)	(543,591)
Total	**(156,376,055)**	**(130,801,913)**	**(55,121,323)**
Net interest income	**55,082,419**	**69,811,272**	**83,102,023**

28) FEE AND COMISSION INCOME

			R$ thousands
	Year ended December 31		
	2023	2022	2021
Fee and commission income			
Credit card income	9,469,889	9,088,525	7,510,685
Current accounts	7,026,304	7,704,791	7,980,149
Collections	1,717,627	1,851,107	1,970,919
Guarantees	1,163,831	1,098,907	1,111,476
Asset management	1,485,465	1,256,998	1,340,761
Consortium management	2,289,698	2,250,563	2,202,959
Custody and brokerage services	1,234,554	1,320,982	1,293,899
Capital Markets/ Financial Advisory Services	1,222,074	1,032,534	1,213,016
Payments	430,208	440,319	440,155
Other	917,113	1,079,394	968,988
Total	**26,956,763**	**27,124,120**	**26,033,007**

29) NET GAINS/(LOSSES) ON FINANCIAL ASSETS AND LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

	R$ thousands		
	Year ended December 31		
	2023	2022	2021
Income from investments in securities	8,862,367	(1,371,589)	(12,034,809)
Derivative financial instruments	2,033,429	2,190,944	762,019
Total	**10,895,796**	**819,355**	**(11,272,790)**

30) NET GAINS/(LOSSES) ON FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME

Net gains and losses on financial assets at FVOCI consist primarily of changes in the fair value of financial assets mainly fixed income securities when they are sold.

31) NET GAINS/(LOSSES) ON FOREIGN CURRENCY TRANSACTIONS

Net gains and losses on foreign currency transactions primarily consists mainly of gains or losses from currency trading and translation of monetary items from a foreign currency into the functional currency.

32) GROSS PROFIT FROM INSURANCE AND PENSION PLANS

	R$ thousands	
	Year ended December 31	
	2023	2022
Revenue from PAA contracts	44,618,387	38,351,543
Revenue from BBA contracts	6,331,612	5,884,919
Revenue from VFA Contracts	302,828	8,880
Insurance Revenue	**51,252,827**	**44,245,342**
Claims occurred	(38,739,862)	(33,858,844)
Acquisition costs	(3,510,730)	(3,361,916)
Administrative Expenses	(3,606,269)	(3,000,573)
Onerous Contracts	(124,951)	28,461
Despesas de contratos de seguros	**(45,981,812)**	**(40,192,872)**
Insurance result	**5,271,015**	**4,052,470**
Reinsurance result	(35,304)	(20,144)
Gross profit from insurance and pension plans	**5,235,711**	**4,032,326**

33) PERSONNEL EXPENSES

	R$ thousands		
	Year ended December 31		
	2023	2022	2021
Salaries	(10,319,187)	(9,699,551)	(10,080,147)
Benefits	(5,270,848)	(5,004,251)	(4,600,686)
Social security charges	(3,738,015)	(3,494,005)	(3,399,639)
Employee profit sharing	(1,384,381)	(1,579,908)	(1,843,861)
Training	(102,027)	(111,337)	(89,359)
Total	**(20,814,458)**	**(19,889,052)**	**(20,013,692)**

34) OTHER ADMINISTRATIVE EXPENSES

	R$ thousands		
	Year ended December 31		
	2023	2022	2021
Outsourced services	(4,621,396)	(4,518,109)	(4,853,582)
Communication	(859,605)	(1,067,495)	(1,253,156)
Data processing	(2,245,256)	(2,159,413)	(2,248,464)
Advertising and marketing	(1,094,300)	(1,704,618)	(1,340,104)
Asset maintenance	(1,361,129)	(1,340,683)	(1,304,469)
Financial system	(1,625,586)	(1,561,041)	(1,142,628)
Rental	(50,968)	(116,775)	(151,838)
Security and surveillance	(588,602)	(582,261)	(581,656)
Transport	(747,356)	(774,405)	(703,416)
Water, electricity and gas	(332,342)	(346,564)	(356,177)
Advances to FGC (Deposit Guarantee Association)	(783,854)	(714,721)	(670,854)
Supplies	(122,965)	(112,857)	(109,666)
Travel	(108,158)	(68,239)	(33,982)
Other	(1,744,743)	(1,507,429)	(1,243,163)
Total	**(16,286,260)**	**(16,574,610)**	**(15,993,155)**

35) DEPRECIATION AND AMORTIZATION

	R$ thousands		
	Year ended December 31		
	2023	2022	2021
Amortization expenses	(3,463,989)	(2,829,915)	(3,060,180)
Depreciation expenses	(2,561,255)	(2,476,527)	(2,712,720)
Total	**(6,025,244)**	**(5,306,442)**	**(5,772,900)**

36) OTHER OPERATING INCOME/(EXPENSES)

	R$ thousands		
	Year ended December 31		
	2023	2022	2021
Tax expenses	(7,343,849)	(7,565,683)	(6,828,457)
Legal provision	(6,351,410)	(2,961,314)	(3,888,464)
Income from sales of non-current assets, investments, and property and equipment, net (1)	193,968	662,967	25,894
Card marketing expenses	(3,544,693)	(3,478,163)	(3,078,632)
Other	121,428	(4,122,991)	(4,834,098)
Total	**(16,924,556)**	**(17,465,184)**	**(18,603,757)**

(1) In 2022, includes gains related to the demutualization of the CIP (Interbank Payments Chamber); and

(2) In 2023, includes expenses with provisions for restructuring, according plan approved by Management in the amount of R$1,036,364 thousand.

37) INCOME TAX AND SOCIAL CONTRIBUTION

a) Calculation of income tax and social contribution charges

	R$ thousands		
	Year ended December 31		
	2023	2022	2021
Income before income tax and social contribution	**10,208,351**	**24,621,610**	**32,852,367**
Total burden of income tax (25%) and social contribution (20%) at the current rates	**(4,593,758)**	**(11,079,725)**	**(14,783,565)**
Effect of additions and exclusions in the tax calculation:			
Earnings (losses) of associates and joint ventures	945,756	610,167	189,677
Interest on shareholders' equity	5,089,859	4,577,308	3,258,040
Other amounts (1)	2,852,557	2,727,410	1,864,285
Income tax and social contribution for the period	**4,294,414**	**(3,164,840)**	**(9,471,563)**
Effective rate	42.1%	-12.9%	-28.8%

(1) Primarily, includes: (i) the equalization of the effective rate of financial companies except banks, insurance companies and non-financial companies, in relation to that shown; and (ii) the incentivized deductions.

b) Composition of income tax and social contribution in the consolidated statement of income

	R$ thousands		
	Year ended December 31		
	2023	2022	2021
Current taxes:			
Income tax and social contribution expense	**(6,622,719)**	**(4,854,205)**	**(5,945,141)**
Deferred taxes:			
Constitution/realization in the period on temporary additions and exclusions	11,152,253	1,352,590	(3,618,473)
Use of opening balances of:			
Social contribution loss	(148,548)	(44,551)	(132,605)
Income tax loss	(176,932)	(45,106)	(176,144)
Addition for:			
Social contribution loss	34,413	78,056	117,270
Income tax loss	55,947	348,376	283,530
Total deferred tax expense	**10,917,133**	**1,689,365**	**(3,526,422)**
Income tax expense	**4,294,414**	**(3,164,840)**	**(9,471,563)**

c) Deferred income tax and social contribution presented in the consolidated statement of financial position

R$ thousands

	Balance on December 31, 2022	Amount constituted	Amount realized	Balance on December 31, 2023
Provisions for credit losses	51,069,942	17,996,746	(9,966,903)	59,099,785
Civil provisions	3,509,401	685,455	(416,437)	3,778,419
Tax provisions	3,262,369	303,532	(324,545)	3,241,356
Labor provisions	2,686,565	359,617	(978,171)	2,068,011
Impairment of securities and investments	2,441,248	1,455,059	(646,612)	3,249,695
Non-financial assets held for sale	761,801	213,118	(239,241)	735,678
Adjustment to fair value of securities	80,520	208,065	(18,568)	270,017
Amortization of goodwill	406,655	20,870	(23,684)	403,841
Other	4,252,332	3,067,006	(1,963,098)	5,356,240
Total deductible taxes on temporary differences	**68,470,833**	**24,309,468**	**(14,577,259)**	**78,203,042**
Income tax and social contribution losses in Brazil and overseas	19,128,543	90,360	(325,480)	18,893,423
Subtotal	**87,599,376**	**24,399,828**	**(14,902,739)**	**97,096,465**
Adjustment to fair value of securities at fair value through other comprehensive income	3,767,052	413,331	(3,000,360)	1,180,023
Total deferred tax assets (1)	**91,366,428**	**24,813,159**	**(17,903,099)**	**98,276,488**
Deferred tax liabilities (1)	8,785,135	987,691	(2,407,735)	7,365,091
Net deferred taxes (1)	**82,581,293**	**23,825,468**	**(15,495,364)**	**90,911,397**

R$ thousands

	Balance on December 31, 2021	Amount constituted	Amount realized	Balance on December 31, 2022
Provisions for credit losses	44,561,831	18,348,528	(11,840,417)	51,069,942
Civil provisions	4,011,932	367,681	(870,211)	3,509,402
Tax provisions	3,401,250	317,753	(456,637)	3,262,366
Labor provisions	2,996,378	431,565	(741,376)	2,686,567
Impairment of securities and investments	3,912,172	365,604	(1,836,528)	2,441,248
Non-financial assets held for sale	845,667	167,780	(251,646)	761,801
Adjustment to fair value of securities	353,503	68,299	(341,282)	80,520
Amortization of goodwill	406,887	10,888	(11,120)	406,655
Other	5,420,086	2,585,471	(3,753,225)	4,252,332
Total deductible taxes on temporary differences	**65,909,706**	**22,663,569**	**(20,102,442)**	**68,470,833**
Income tax and social contribution losses in Brazil and overseas	18,701,919	516,281	(89,657)	19,128,543
Subtotal	**84,611,625**	**23,179,850**	**(20,192,099)**	**87,599,376**
Adjustment to fair value of securities at fair value through other comprehensive income	1,935,615	2,733,896	(902,459)	3,767,052
Total deferred tax assets (1)	**86,547,240**	**25,913,746**	**(21,094,558)**	**91,366,428**
Deferred tax liabilities (1)	8,011,814	2,308,344	(1,535,023)	8,785,135
Net deferred taxes (1)	**78,535,426**	**23,605,402**	**(19,559,535)**	**82,581,293**

(1) Deferred income and social contribution tax assets and liabilities are offset in the statement of financial position within each taxable entity, which was a total of R$(5,755,476) thousand in 2023 (R$(7,151,843) thousand in 2022).

Deferred tax assets were measured using the rates applicable to the period projected for its realization and is based on the projection of future results and on a technical analysis. On December 31, 2023, there was a total of R$14,961 thousand (R$16,550 thousand as of December 31, 2022) of unrecognized deferred tax assets, primarily related to temporary differences. These deferred tax assets will only be recorded when their realization is considered probable.

d) Expected realization of deferred tax assets on temporary differences and carry-forward tax losses

	On December 31, 2023 - R$ thousands				
	Temporary differences		Carry-forward tax losses		Total
	Income tax	Social contribution	Income tax	Social contribution	
2024	9,272,908	7,294,063	178,568	88,627	16,834,166
2025	4,566,197	3,597,781	157,748	69,081	8,390,807
2026	4,883,906	3,870,697	147,345	73,030	8,974,978
2027	2,522,168	1,983,376	94,044	64,754	4,664,342
2028	3,558,523	2,638,645	886,154	692,440	7,775,762
2029	5,353,988	4,267,821	164,558	141,690	9,928,057
2030	2,723,513	2,127,645	2,053,831	1,632,167	8,537,156
2031	2,441,666	1,940,872	2,183,852	1,745,986	8,312,376
2032	5,669,907	4,482,267	2,033,375	1,631,634	13,817,183
2033	2,820,076	2,187,023	2,290,946	2,563,593	9,861,638
Total	**43,812,852**	**34,390,190**	**10,190,421**	**8,703,002**	**97,096,465**

The projected realization of tax credits is an estimate and is not directly related to expected accounting profits. As of calendar year 2025, the new rules for deductibility of credit losses, established by Law No. 14,467/2022, were contemplated.

e) Deferred tax liabilities

	R$ thousands			
	Balance on December 31, 2022	Amount constituted	Amount realized	Balance on December 31, 2023
Fair value adjustment to securities and derivative financial instruments	1,310,556	342,978	(502,946)	1,150,588
Difference in depreciation	434,496	191,982	(9,649)	616,829
Judicial deposit	2,735,883	276,277	(1,224,760)	1,787,400
Other	4,304,200	176,453	(670,380)	3,810,273
Total deferred tax expense	**8,785,135**	**987,690**	**(2,407,735)**	**7,365,090**

	R$ thousands			
	Balance on December 31, 2021	Amount constituted	Amount realized	Balance on December 31, 2022
Fair value adjustment to securities and derivative financial instruments	1,824,164	807,714	(1,321,322)	1,310,556
Difference in depreciation	274,687	159,812	(3)	434,496
Judicial deposit	2,326,652	586,930	(177,699)	2,735,883
Other	3,586,311	753,888	(35,999)	4,304,200
Total deferred tax expense	**8,011,814**	**2,308,344**	**(1,535,023)**	**8,785,135**

f) Income tax and social contribution on adjustments recognized directly in other comprehensive income

R$ thousands

	On December 31, 2023			On December 31, 2022		
	Before tax	Tax (expense)/ benefit	Net of tax	Before tax	Tax (expense)/ benefit	Net of tax
Debt instruments at fair value through other comprehensive income	8,792,390	(3,725,426)	5,066,964	(3,624,066)	1,484,751	(2,139,315)
Exchange differences on translations of foreign operations	21,664	(9,749)	11,915	(136,604)	61,472	(75,132)
Other	(2,183,307)	982,488	(1,200,819)	210,576	(94,759)	115,817
Total	**6,630,746**	**(2,752,686)**	**3,878,060**	**(3,550,093)**	**1,451,463**	**(2,098,630)**

38) OPERATING SEGMENTS

The Company operates mainly in the banking and insurance segments. Our banking operations include operations in the retail, middle-market and corporate sectors, lease, international bank operations, investment bank operations and as a private bank. The Company also conducts banking segment operations through its branches located throughout the country, in branches abroad and through subsidiaries as well as by means of shareholding interests in other companies. Additionally, we are engaged in insurance, supplemental Pension Plans and capitalization bonds through our subsidiary, Bradesco Seguros S.A. and its subsidiaries.

The following segment information was prepared based on reports made available to Management to evaluate performance and make decisions regarding the allocation of resources for investments and other purposes. Our Management uses accounting information prepared in accordance with the accounting practices adopted in Brazil applicable to institutions authorized to operate by Central Bank for the purposes of making decisions about allocation of resources to the segments and assessing their performance. The information of the segments shown in the following tables considers the specific procedures and other provisions of the Brazilian Financial Institutions Accounting Plan which includes the proportional consolidation of associates and joint ventures and the non-consolidation of exclusive funds.

The main assumptions for the segmentation of income and expenses include (i) surplus cash invested by the entities operating in insurance, supplemental pension and capitalization bonds are included in this segment, resulting in an increase in net interest income; (ii) salaries and benefits and administrative costs included in the insurance, supplemental pension and capitalization bonds segment consist only of cost directly related to these operations, and (iii) costs incurred in the banking operations segment related to the infrastructure of the branch network and other general indirect expenses have not been allocated between segments.

Our operations are substantially conducted in Brazil. Additionally, we have one branch in New York, one branch in Grand Cayman, and one branch in London, mainly to complement our banking services and assist in import and export operations for Brazilian customers. Moreover, we also have subsidiaries abroad, namely: Banco Bradesco Europa S.A. (Luxembourg), Bradesco Securities, Inc. (New York), Bradesco Securities UK Limited (London), Cidade Capital Markets Ltd. (Grand Cayman), Bradesco Securities Hong Kong Limited (Hong Kong), Bradesco Trade Services Limited (Hong Kong), Bradescard Mexico, Sociedad de Responsabilidad Limitada (Mexico) and Bradesco Bank.

No revenue from transactions with a single customers or counterparty represented 10% of the Company's revenue in the year ended on December 2023 and 2022.

All transactions between operating segments are conducted on an arm's length basis, with intra-segment revenue and costs being eliminated in "Other operations, adjustments and eliminations". Income and expenses directly associated with each segment are included in determining business-segment performance.

On December 31, 2023 - R$ thousands

	Banking	Insurance, pension and capitalization bonds	Other Activities	Eliminations	Managerial Income Statement	Proportionately consolidated (1)	Consolidation adjustments (2)	Adjustments (3)	Consolidated in accordance with IFRS
Revenue from financial intermediation	164,122,043	39,941,507	481,208	(670,653)	203,874,105	(2,864,178)	(4,249,260)	27,697,126	224,457,793
Expenses from financial intermediation (4)	(97,495,630)	(32,892,243)	(18)	685,410	(129,702,481)	552,467	6,914,030	(34,140,071)	(156,376,055)
Financial margin	**66,626,413**	**7,049,264**	**481,190**	**14,757**	**74,171,624**	**(2,311,711)**	**2,664,770**	**(6,442,945)**	**68,081,738**
Expected Credit Loss Associated with Credit Risk expense	(37,110,675)	-	-	-	(37,110,675)	-	-	4,993,651	(32,117,024)
Gross income from financial intermediation	**29,515,738**	**7,049,264**	**481,190**	**14,757**	**37,060,949**	**(2,311,711)**	**2,664,770**	**(1,449,294)**	**35,964,714**
Other income from insurance, pension plans and capitalization bonds	-	9,800,620	-	32,469	9,833,089	-	-	(3,788,649)	6,044,440
Fee and commission income and income from banking fees	34,269,254	1,164,685	4,899	(33,100)	35,405,738	(5,340,755)	(1,879,319)	(1,228,901)	26,956,763
Personnel expenses	(21,256,640)	(2,651,786)	(30,957)	-	(23,939,383)	909,076	-	2,215,849	(20,814,458)
Other administrative expenses (5)	(20,866,134)	(2,065,805)	(15,531)	423,907	(22,523,563)	996,835	(618,004)	(166,772)	(22,311,504)
Tax expenses	(6,582,213)	(1,436,686)	(22,734)	-	(8,041,633)	697,784	-	0	(7,343,849)
Share of profit (loss) of associates and jointly controlled entities	151,414	421,723	-	-	573,137	1,527,554	-	990	2,101,681
IR/CSI and Other income/expenses	(9,198,676)	(3,468,750)	(141,073)	(438,033)	(13,246,532)	3,521,217	(167,447)	3,797,740	(6,095,022)
Net Income for the year ended on December 31, 2023	**6,032,743**	**8,813,265**	**275,794**	**-**	**15,121,802**	**-**	**-**	**(619,037)**	**14,502,765**
Total assets	**1,661,529,233**	**409,370,722**	**3,277,809**	**(110,126,067)**	**1,964,051,697**	**(10,074,444)**	**(38,502,618)**	**12,048,614**	**1,927,523,249**
Investments in associates and joint ventures	**73,163,988**	**3,028,413**	**1,105**	**(72,298,485)**	**3,895,021**	**5,792,357**	**-**	**(70,538)**	**9,616,840**
Total liabilities	**1,468,271,968**	**370,561,631**	**68,561**	**(37,827,582)**	**1,801,074,578**	**(10,074,444)**	**(38,502,618)**	**8,011,609**	**1,760,509,125**

(1) Refers to: consolidation adjustments, originating from proportionally consolidated companies (Grupo Cielo, Grupo EloPar, Crediare, etc.);
(2) Consolidation adjustments originating from the "non-consolidation" of exclusive funds;
(3) Adjustments due to the differences of the accounting standards used in the management reports and in the financial statements of the Company that were prepared in accordance with IFRS. The main adjustments refer to the expected loss for financial assets, business models, and effective interest rates and business combinations;
(4) Includes, in the Consolidated Financial Statements, the balances referring to "Net gains / (losses) on financial assets and liabilities at fair value through profit or loss", "Net gains / (losses) on financial assets at fair value through other comprehensive income" and "Net gains / (losses) from operations in foreign currency"; and
(5) Includes, in the Consolidated Financial Statements, the balances referring to depreciation and amortization.

On December 31, 2022 - R$ thousands

	Banking	Insurance, pension and capitalization bonds	Other Activities	Eliminations	Managerial Income Statement	Proportionately consolidated (1)	Consolidation adjustments (2)	Adjustments (3)	Consolidated in accordance with IFRS
Revenue from financial intermediation	151,198,428	36,250,128	400,777	(1,121,214)	186,728,119	(2,624,549)	(2,167,017)	23,976,721	205,913,274
Expenses from financial intermediation (4)	(81,330,918)	(29,163,334)	(22)	1,121,214	(109,373,060)	484,249	4,765,294	(26,678,396)	(130,801,913)
Financial margin	**69,867,510**	**7,086,794**	**400,755**	**-**	**77,355,059**	**(2,140,300)**	**2,598,277**	**(2,701,675)**	**75,111,361**
Expected Credit Loss Associated with Credit Risk expense	(31,525,873)	-	-	-	(31,525,873)	43,142	-	7,715,896	(23,766,835)
Gross income from financial intermediation	**38,341,637**	**7,086,794**	**400,755**	**-**	**45,829,186**	**(2,097,158)**	**2,598,277**	**5,014,221**	**51,344,526**
Other income from insurance, pension plans and capitalization bonds	-	7,425,337	-	35,507	7,460,844	-	-	(2,570,784)	4,890,060
Fee and commission income and income from banking fees	33,802,362	1,701,005	7,274	(36,169)	35,474,472	(4,977,457)	(1,976,003)	(1,396,892)	27,124,120
Personnel expenses	(20,321,773)	(2,377,250)	(4,284)	-	(22,703,307)	763,928	-	2,050,327	(19,889,052)
Other administrative expenses (5)	(20,949,621)	(1,635,857)	(7,895)	530,420	(22,062,953)	1,035,520	(594,059)	(259,560)	(21,881,052)
Tax expenses	(6,880,656)	(1,188,335)	(18,530)	-	(8,087,521)	521,838	-	-	(7,565,683)
Share of profit (loss) of associates and jointly controlled entities	107,424	125,038	-	-	232,462	1,170,081	-	(46,617)	1,355,926
IR/CSI and Other income/expenses	(10,144,532)	(4,621,808)	(114,913)	(529,758)	(15,411,011)	3,583,248	(28,215)	(2,066,097)	(13,922,075)
Net Income for the year ended on December 31, 2022	**13,954,841**	**6,514,924**	**262,407**	**-**	**20,732,172**	**-**	**-**	**724,598**	**21,456,770**
Total assets	**1,571,006,747**	**371,322,607**	**3,871,114**	**(115,953,851)**	**1,830,246,617**	**(10,617,211)**	**(40,304,939)**	**12,964,325**	**1,792,288,792**
Investments in associates and joint ventures	**68,419,475**	**2,950,880**	**1,191**	**(67,811,381)**	**3,560,165**	**5,481,876**	**-**	**(71,528)**	**8,970,513**
Total liabilities	**1,384,018,647**	**338,204,857**	**154,249**	**(48,142,468)**	**1,674,235,285**	**(10,617,211)**	**(40,304,939)**	**8,964,820**	**1,632,277,955**

(1) Refers to: consolidation adjustments, originating from proportionally consolidated companies (Grupo Cielo, Grupo EloPar, Crediare, etc.);
(2) Consolidation adjustments originating from the "non-consolidation" of exclusive funds;
(3) Adjustments due to differences in accounting standards used in management reports and in the Organization's financial statements that were prepared in IFRS. The main adjustments refer to the expected loss of financial assets, business models, effective interest rate and business combination;
(4) Includes, in the Consolidated Financial Statements, the balances referring to "Net gains / (losses) on financial assets and liabilities at fair value through profit or loss", "Net gains / (losses) on financial assets at fair value through other comprehensive income" and "Net gains / (losses) from operations in foreign currency"; and
(5) Includes, in the Consolidated Financial Statements, the balances referring to depreciation and amortization.

									On December 31, 2021
	Banking	Insurance, pension and capitalization bonds	Other Activities	Eliminations	Managerial Income Statement	Proportionately consolidated (1)	Consolidation adjustments (2)	Adjustments (3)	Consolidated in accordance with IFRS
Revenue from financial intermediation	98,849,913	20,204,517	159,242	(186,196)	119,027,476	(612,023)	1,135,111	5,892,867	125,443,431
Expenses from financial intermediation (4)	(34,560,608)	(13,192,413)	(752)	211,047	(47,542,726)	161,179	1,335,070	(9,074,846)	(55,121,323)
Financial margin	**64,289,305**	**7,012,104**	**158,490**	**24,851**	**71,484,750**	**(450,844)**	**2,470,181**	**(3,181,979)**	**70,322,108**
Expected Credit Loss Associated with Credit Risk expense	(15,500,157)	-	-	-	(15,500,157)	72,047	-	5,813,901	(9,614,209)
Gross income from financial intermediation	**48,789,148**	**7,012,104**	**158,490**	**24,851**	**55,984,593**	**(378,797)**	**2,470,181**	**2,631,922**	**60,707,899**
Other income from insurance, pension plans and capitalization bonds	-	5,177,940	-	13,385	5,191,325	-	-	1,503,053	6,694,378
Fee and commission income and income from banking fees	31,866,568	1,779,999	767,505	(605,756)	33,808,316	(4,229,902)	(2,049,179)	(1,496,228)	26,033,007
Personnel expenses	(18,425,804)	(2,040,452)	(386,462)	67	(20,852,651)	671,693	-	167,266	(20,013,692)
Other administrative expenses (5)	(19,676,660)	(1,494,814)	(779,724)	1,128,510	(20,822,688)	1,488,706	(361,913)	(2,070,160)	(21,766,055)
Tax expenses	(6,340,354)	(983,979)	(112,654)	-	(7,436,987)	608,530	-	-	(6,828,457)
Share of profit (loss) of associates and jointly controlled entities	7,505	98,692	38,192	-	144,389	719,746	-	(442,631)	421,504
IR/CSI and Other income/expenses	(19,521,563)	(4,205,510)	217,521	(561,057)	(24,070,609)	1,120,024	(59,089)	1,141,894	(21,867,780)
Net Income for the year ended on December 31, 2021	**16,698,840**	**5,343,980**	**(97,132)**	**-**	**21,945,688**	**-**	**-**	**1,435,116**	**23,380,804**
Total assets	**1,485,771,990**	**342,175,848**	**5,495,625**	**(138,226,247)**	**1,695,217,216**	**(10,413,213)**	**(31,138,435)**	**21,906,625**	**1,675,572,193**
Investments in associates and joint ventures	**70,811,964**	**2,640,563**	**405,587**	**(71,396,385)**	**2,461,729**	**5,132,515**	**-**	**(36,678)**	**7,557,566**
Total liabilities	**1,303,885,088**	**308,096,509**	**1,300,120**	**(66,829,862)**	**1,546,451,855**	**(10,413,213)**	**(31,138,435)**	**20,443,279**	**1,525,343,486**

(1) Refers to: consolidation adjustments, originating from proportionally consolidated companies (Grupo Cielo, Grupo EloPar, Crediare, etc.);
(2) Consolidation adjustments originating from the "non-consolidation" of exclusive funds;
(3) Adjustments due to differences in accounting standards used in management reports and in the Organization's financial statements that were prepared in IFRS. The main adjustments refer to the expected loss of financial assets, business models, effective interest rate and business combination;
(4) Includes, in the Consolidated Financial Statements, the balances referring to "Net gains / (losses) on financial assets and liabilities at fair value through profit or loss", "Net gains / (losses) on financial assets at fair value through other comprehensive income" and "Net gains / (losses) from operations in foreign currency"; and
(5) Includes, in the Consolidated Financial Statements, the balances referring to depreciation and amortization.

As shown in the table and note (3) above, the adjustments arising from the differences between the criteria, procedures and rules used to prepare the operating segments in accordance with the accounting practices adopted in Brazil applicable to institutions authorized to operate by Bacen and the international accounting standard, in accordance with the pronouncements issued by the IASB, the main ones being: (i) expected losses on financial assets – R$151 millions (2022 – R$(1,118) millions); (ii) business models/effective interest rate/others – R$1,691 millions (2022 – R$273 millions); (iii) insurance contracts – R$(1,347) millions (2022 – R$1.686 millions); and (iv) business combination – R$4,654 millions (2022 – R$4,431 millions).

39) TRANSACTIONS WITH RELATED PARTIES

The Company has a policy for transactions with related parties. The transactions are carried out under conditions and at rates consistent with those entered into with third parties at that time. The transactions are as follows:

R$ thousands

	Shareholders of the parent (1)		Associates and jointly controlled companies (2)		Key Management Personnel (3)		Total	
	On December 31, 2023	On December 31, 2022	On December 31, 2023	On December 31, 2022	On December 31, 2023	On December 31, 2022	On December 31, 2023	On December 31, 2022
Assets								
Loans and advances to banks	-	-	-	500,259	-	-	-	500,259
Securities and derivative financial instruments	-	87,464	597,902	245,323	-	-	597,902	332,787
Loans and other assets	13	11	3,535,976	709,437	188,985	205,947	3,724,974	915,395
Liabilities								
Customer and financial institution resources	3,730,162	3,386,794	971,846	674,112	521,191	559,901	5,223,199	4,620,807
Securities and subordinated debt securities	19,045,768	17,095,011	-	-	1,324,020	940,719	20,369,788	18,035,730
Other liabilities (4)	2,298,873	1,920,329	13,392,843	15,019,045	1,801	39,826	15,693,517	16,979,200

Year ended on December 31 - R$ thousands

	Shareholders of the parent (1)		Associates and jointly controlled companies (2)		Key Management Personnel (3)		Total	
	2023	2022	2023	2022	2023	2022	2023	2022
Revenues and expenses								
Net interest income	(3,167,555)	(2,487,455)	(143,695)	(33,395)	(196,264)	(152,757)	(3,507,514)	(2,673,607)
Income from services provided	163	166	250,554	180,582	140	35	250,857	180,783
Other expenses net of other operating revenues	90,378	67,354	(2,204,598)	(1,950,587)	(26,865)	(398,562)	(2,141,085)	(2,281,795)

(1) Cidade de Deus Cia. Coml. de Participações, Fundação Bradesco, NCF Participações S.A., BBD Participações S.A., Nova Cidade de Deus Participações S.A. and NCD Participações Ltda.;
(2) Companies listed in Note 13;
(3) Members of the Board of Directors and the Board of Executive Officers; and
(4) It includes interest on equity.

a) Remuneration of key management personnel

The following is established each year at the Annual Shareholders' Meeting:

- The annual total amount of management compensation, set forth at the Board of Directors' Meeting, to be paid to Board members and members of the Board of Executive Officers, as determined by the Company's Bylaws; and

- The amount allocated to finance Management Pension Plans, within the Employee and Management pension plan of the Bradesco Company.

For 2023, the maximum amount of R$657,102 thousand was determined for the remuneration of the Directors, and part of this refers to the social security contribution to the INSS, which is an obligation of the Company, and R$613,600 thousand to cover supplementary pension plan defined contributions.

The current policy on Management compensation sets forth that 50% of net variable compensation, if any, must be allocated to the acquisition of PNB (class B preferred shares) shares issued by BBD Participações S.A. and/or PN (preferred shares) shares issued by Banco Bradesco S.A., which vest in three equal, annual and successive installments, the first of which is in the year following the payment date. This procedure complies with CMN Resolution No. 3,921/10, which sets forth a Management compensation policy for financial institutions.

Short-term benefits for Management

			R$ thousands
	Year ended December 31		
	2023	2022	2021
Salaries	647,189	747,558	505,462
Total	**647,189**	**747,558**	**505,462**

Post-employment benefits

			R$ thousands
	Year ended December 31		
	2023	2022	2021
Defined contribution pension plans	613,100	554,872	516,118
Total	**613,100**	**554,872**	**516,118**

The Company has no long-term benefits for the termination of employment contracts or for remuneration based on shares for its key Management personnel.

b) Equity participation

The members of the Board of Directors and the Board of the Executive Officers had, together directly, the following shareholding in Bradesco:

Direct ownership	On December 31, 2023	On December 31, 2022
Common shares	0.33%	0.34%
Preferred shares	0.83%	0.83%
Total shares (1)	**0.58%**	**0.58%**

(1) On December 31, 2023, direct and indirect shareholding of the members of the Board of Directors and the Board of Executive Officers in Bradesco totaled 1.63% of common shares, 0.85% of preferred shares and 1.24% of all shares (on December 31, 2022 – 2.62% of common shares, 0.87% of preferred shares and 1.75% of all shares).

40) RISK MANAGEMENT

The risk management activity is highly strategic due to the increasing complexity of products and services and the globalization of the Company's business. The dynamism of the markets leads the Company to constantly seek to improve this activity.

The Company carries out a corporate risk control in an integrated and independent manner, preserving and giving value to a collective decision-making environment, developing and implementing methodologies, models and tools for measurement and control. It promotes the dissemination of the risk culture to all employees, at all hierarchical levels, from the business areas to the Board of Directors.

Scope of Risk Management

The Company's risk management scope reaches a wide vision of risks within the Company, allowing risks at a consolidated level to be supported by the corporate risk management process in order to support the development of the Company's activities. To this end, the Company's action is carried out by means of three lines of defense in which they all contribute to provide reasonable assurance that the specified goals are reached:

- **First line**, represented by the business areas and areas of support, responsible for identifying, assessing, reporting and managing the inherent risks as part of the day-to-day activities. In addition, they are responsible for the execution of controls, in response to the risks, and/or for the definition and implementation of action plans to ensure the effectiveness of the internal control environment, while keeping risks within acceptable levels;
- **Second line**, represented by the areas of supervision, responsible for establishing policies and procedures of risk management and compliance for the development and/or monitoring of controls in the first line of defense, in addition to the activities and responsibilities associated with independent validation of models. In this line, we highlight the Departments of Integrated Risk Control, Compliance, Conduct and Ethics, Legal, and Corporate Security, Independent Model Assessment area, among others; and
- **Third line**, represented by the General Inspectorate Department Audit and General Inspectory, which is responsible for assessing independently the effectiveness of the risk management and internal controls, including the form by which the first and second lines accomplish their goals, reporting the results of their work to the Board of Directors, the Audit Committee, Fiscal Council and senior management.

Risk Appetite Statement (RAS)

The risk appetite refers to the types and levels of risks that the Company is willing to accept in the conduct of its business and purposes. The Risk Appetite Statement – RAS is an important instrument that summarizes the risk culture of the Company.

At the same time, RAS emphasizes the existence of an efficient process of assignments in the operational risk management and in the performance of control functions, as well as for mitigation and disciplinary actions and processes of scheduling and reporting to Senior Management upon breach of the risk limits or control processes established.

The Risk Appetite Statement is reviewed on annual basis[1], or whenever necessary, by the Board of Directors and permanently monitored by forums of the Senior Management and business and control areas.

RAS reinforces the dissemination of the risk culture by disclosing the main aspects of risk appetite of the Company to all its members.

Dimensions of Risk Appetite

For the many types of risks, whether measurable or not, the Company established control approaches, observing the main global dimensions: Solvency, Liquidity, Profitability, Credit, Market, Operational, Cyber Security, Social, Environmental, Climate, Reputation, Model and Qualitative Risks.

Risk and Capital Management Structures

The risk and capital management structure are made up of several committees, commissions and departments that support the Board of Directors, the Chief Executive Officer, the Chief Risk Officer and the Board of Executive Officers of the Company in strategic decision making.

The Company has the Integrated Risk and Capital Allocation Management Committee – COGIRAC, whose duty is to advise the Director-CEO in performing its duties, related to the management and control of all risks, and to the capital of the Company.

The risk management structure also has the Executive Committees for: a) Risk Monitoring, b) Risk Management, c) PLDFT/Sanctions and Information Security/Cyber, there is also the Executive Committee for Products, Services and Partnerships and the Executive Committees of the business areas which, among their attributions, suggest the limits of exposure to their respective risks and prepare mitigation plans to be submitted for evaluation by the Risk Committee and deliberation by the Board of Directors.

In addition, it is the responsibility of the Risk Committee to assess the structure of the Company's risk management and occasionally propose improvements and challenge the Group's risk structure in the face of new trends and threats, as well as to advise the Board of Directors in the performance of its assignments related to the management and control of risks and capital.

The Organization's Board of Directors approved the information disclosed in this report regarding the description of the risk and capital management structure.

Stress Test Program

The risk management structure has a stress test program defined as a coordinated set of processes and routines, containing own methodologies, documentation and governance, whose principal purpose is to identify potential vulnerabilities of the institution. Stress tests are exercises of prospective evaluation of the potential impacts of specific events and circumstances on capital, on liquidity or on the value of a particular portfolio of the Company.

[1] The Risk Committee, in relation to the RAS, has the following attributions: to assess the risk appetite levels set out in the Risk Appetite Statement (RAS) and the strategies for its management, taking risks into account individually and in an integrated manner; and b) to supervise compliance, by the institution's Board of Executive Officers, with the terms of the RAS.

In the Stress Testing Program, the scenarios and results are validated by COGIRAC, evaluated by the Risk Committee and deliberated by the Board of Directors, which is also responsible for approving the program and the guidelines to be followed.

40.1. Capital Management

The Group manages capital involving the control and business areas, in accordance with the guidelines of the Executive Board and the Board of Directors and has a governance structure composed of Commissions, Committees and the highest body is the Board of Directors.

The Controllership Department is responsible for complying with the determinations of the Central Bank of Brazil, relevant to capital management activities and for supporting the Senior Management with analyzes and projections of the availability and need for capital, identifying threats and opportunities that contribute to the planning sufficiency and optimization of capital levels.

Capital Management Corporate Process

The Capital Management provides the conditions required to meet the Company's strategic goals to support the risks inherent to its activities.

In this way, it adopt's a forward-looking stance, of three years, when elaborating its capital plan, anticipating the need for capital, as well as establishing procedures and contingency actions to be considered in adverse scenarios, taking into account possible changes in the conditions of the regulatory, economic and business environment in which it operates.

To ensure a sound capital composition to support the development of its activities and to ensure adequate coverage of risks incurred, the group maintains periodic monitoring of capital projections considering a managerial capital margin (buffer), which is added to the minimum regulatory requirements.

The management buffer is in line with market practices and the regulatory requirements, observing aspects such as additional impacts generated by stress scenarios, qualitative risks and risks not captured by the regulatory model.

The results from the Group's capital projections are submitted to the Senior Management, pursuant to the governance established. In addition, the Company's regulatory capital sufficiency is monitored by periodically calculating the Basel Ratio, Tier I Ratio and Common Equity Ratio of the Prudential Conglomerate (the Prudential Conglomerates is a sub-set of the consolidated Organization defined for regulatory capital purposes and includes: (i) the financial institutions authorized to function by the Central Bank of Brazil; (ii) consortium administrators; (iii) payment institutions; (iv) companies that acquire credit operations, including real estate or credit rights; (v) other legal entities domiciled in Brazil which invest in these companies; and (vi) funds in which any of the other members of the Prudential Conglomerate hold or retain substantial risks and / or benefits).

Details of Reference Equity (PR), Capital and Liquidity Ratios

The following table presents the main metrics established by prudential regulation (orders financial institutions to comply with requirements to cope with risks associated with their financial activities), such as regulatory capital, leverage ratio and liquidity indicators:

Calculation basis - Basel Ratio	R$ thousands	
	Basel III	
	On December 31, 2023	On December 31, 2022
	Prudential Conglomerate	
Regulatory capital - values		
Common equity	110,689,318	106,500,779
Level I	125,412,066	120,624,009
Reference Equity - RE	149,969,145	144,282,538
Risk-weighted assets (RWA) - amounts		
Total RWA	947,737,574	971,611,195
Regulatory capital as a proportion of RWA		
Index of Common equity - ICP	11.7%	11.0%
Tier I Capital	13.2%	12.4%
Basel Ratio	15.8%	14.8%
Additional Common Equity (ACP) as a proportion of RWA		
Additional Common Equity Conservation - ACPConservation	2.50%	2.50%
Additional Contracyclic Common Equity – ACPContracyclic	-	-
Additional Systemic Importance of Common Equity - Systemic ACPS	1.00%	1.00%
Total ACP (1)	3.50%	3.50%
Excess Margin of Common Equity	3.68%	2.96%
Leverage Ratio (AR)		
Total exposure	1,714,042,678	1,639,736,361
AR	7.3%	7.4%
Short Term Liquidity Indicator (LCR)		
Total High Quality Liquid Assets (HQLA)	248,691,252	198,600,676
Total net cash outflow	129,797,562	124,038,502
LCR	191.6%	160.1%
Long Term Liquidity Indicator (NSFR)		
Available stable funding (ASF)	934,324,784	877,734,697
Stable resources required (RSF)	737,181,037	728,633,715
NSFR	126.7%	120.5%

(1) Failure to comply with ACP (public civil action) rules would result in restrictions on the payment of dividends and interest on equity, net surplus, share buyback, reduction of capital stock, and variable compensation to its managers.

40.2. Credit risk

Credit risk refers to the possibility of losses associated with the borrower's or counterparty's failure to comply with their financial obligations under the terms agreed, as well as the fall in value of loan agreements resulting from deterioration in the borrower's risk rating, the reduction in gains or remunerations, benefits granted to borrowers in renegotiations, recovery costs and other costs related to the counterparty's noncompliance with the financial obligations. Additionally, it includes the concentration risk and the country/transfer risk.

Credit risk management in the Company is a continuous and evolving process of mapping, development, assessment and diagnosis through the use of models,

instruments and procedures that require a high degree of discipline and control during the analysis of transactions in order to preserve the integrity and autonomy of the processes.

The Company controls the exposure to credit risk which comprises mainly loans and advances, loan commitments, financial guarantees provided, securities and derivatives.

With the objective of not compromising the quality of the portfolio, aspects inherent to credit concession, concentration, guarantee requirements and terms, among others, are observed.

The Company maps the activities that could possibly generate exposure to credit risk, classifying them by their probability and magnitude, identifying their managers and mitigation plans.

Counterparty Credit Risk

The counterparty credit risk to which the Company is exposed includes the possibility of losses due to the non-compliance by counterparties with their obligations relating to the settlement of financial asset trades involving bilateral flows, including the settlement of derivative financial instruments.

The Company exercises control over the replacement cost and potential future exposures from operations where there is counterparty credit risk. Thereby, each counterparty's exposure referring to this risk is treated in the same way and is part of general credit limits granted by the Company's to its customers.

In short, the Counterparty Credit Risk management covers the modeling and monitoring (i) of the consumption of the credit limit of the counterparties, (ii) of the portion of the adjustment at fair value of the portfolio of credit derivatives (CVA – Credit Value Adjustment), segregated by counterparty, and (iii) of the respective regulatory and economic capital. The methodology adopted by the Company establishes that the credit exposure of the portfolio to certain counterparty can be calculated based on the Replacement Cost (RC) of its operations in different scenarios of the financial market, which is possible through the Monte Carlo simulation process.

In the context of risk management , the Company conducts studies of projection of capital, for example of the Stress Test of the ICAAP (Evaluation of Capital Adequacy) and TEBU (Bottom-Up Stress Test). These are multidisciplinary programs involving minimally the areas of Business and Economic Departments, of Budget/Result and Risk.

Regarding the forms of mitigating the counterparty credit risk that the Company is exposed to, the most usual is the composition of guarantees as margin deposits and disposal of public securities, which are made by the counterparty with the Company or with other trustees, whose counterparty's risks are also appropriately evaluated.

The calculation of the value of the exposure relating to credit risk of the counterpart arising from operations with derivative instruments subject to the calculation of the capital requirement through the standardized approach (RWA_{CPAD}) has been updated for the SA-CCR Approach (Standardized Approach for Counterparty Credit Risk), following the Annex I of BCB Resolution No. 229, of 2022.

Credit-Risk Management Process

The credit risk management process is conducted in a corporation-wide manner. This process involves several areas with specific duties, ensuring an efficient structure. Credit risk measurement and control are conducted in a centralized and independent manner.

Both the governance process and limits are validated by the Integrated Risk and Capital Allocation Management Committee, submitted for approval by the Board of Directors, and reviewed at least once a year.

The structure of credit risk management is part of the second line of the Company, several areas actively participate in improving the client risk rating models.

This structure reviews the internal processes, including the roles and responsibilities and training and requirements, as well as conducts periodic reviews of risk evaluation processes to incorporate new practices and methodologies.

Credit Concession

The Company's strategy is to maintain a wide client base and a diversified credit portfolio, both in terms of products and segments, commensurate with the risks undertaken and appropriate levels of provisioning and concentration.

Under the responsibility of the Credit Department, lending procedures are based on the Company's credit policy emphasizing the security, quality and liquidity of the lending. The process is guided by the risk management governance and complies with the rules of the Central Bank of Brazil.

The methodologies adopted value business agility and profitability, with targeted and appropriate procedures oriented to the granting of credit transactions and establishment of operating limits.

In the evaluation and classification of customers or economic groups, the quantitative (economic and financial indicators) and qualitative (personal data, behaviors and transactional) aspects associated with the customers capacity to honor their obligations are considered.

All business proposals are subject to operational limits, which are included in the Loan Guidelines and Procedures. At branches, the delegation of power to the submission of proposals depends on its size, the total exposure to the Company, the guarantees offered, the level of restriction and their credit risk score/rating. All business proposals are subject to technical analysis and approval of by the Credit Department.

In its turn, the Executive Credit Committee was created to decide, within its authority, on queries about the granting of limits or loans proposed by business areas, previously analyzed and with opinion from the Credit Department. According to the size of the operations/limits proposed, this Committee, may then submit the proposal for approval by the Board of Directors.

Loan proposals pass through an automated system with parameters set to provide information for the analysis, granting and subsequent monitoring of loans, minimizing the risks inherent in the operations.

There are exclusive Credit and Behavior Scoring systems for the assignment of high volume, low principal loans in the Retail segment, meant to provide speed and reliability, while standardizing the procedures for loan analysis and approval.

Business is diversified wide-spread and aimed at individuals and legal entities with a proven payment capacity and solvency, seeking to support them with guarantees that are adequate to the risk assumed, considering the amounts, objectives and the maturities of loan granted.

Credit Risk Rating

The Company has a process of Governance practices and follow-ups. Practices include the Governance of Concession Limits and Credit Recovery, which, depending on the size of the operation or of the total exposure of the counterpart, require approval at the level of the Board of Directors. In addition, follow-ups are made frequently of the portfolio, with evaluations as to their evolution, delinquency, provisions, vintage studies, and capital, among others.

In addition to the process and governance of limits for approval of credit and recovery, in the risk appetite defined by the Company, the concentration limits of operations for the Economic Group, Sector and Transfer (concentration per countries) are monitored. In addition to the indicators of concentration, a specific indicator was established for the level of delinquencies above 90 days for Individuals (PF), the indicator of problem asset and an indicator of Margin of Economic Capital of Credit Risk, in order to monitor and track the capital in the economic and regulatory visions.

The credit risk assessment methodology, in addition to providing data to establish the minimum parameters for lending and risk management, also enables the definition of Special Credit Rules and Procedures according to customer characteristics and size. Thus, the methodology provides the basis not only for the pricing of operations, but also for defining the guarantees.

The methodology used also follows the requirements established by the Resolution No. 4,945 of the National Monetary Council and includes analysis of social and environmental risks in projects, aimed at evaluating customers' compliance with related laws and the Equator Principles, a set of rules that establish the minimum social and environmental criteria which must be met for lending.

In accordance with its commitment to the continuous improvement of methodologies, the credit risk rating of operations contracted by the Company's economic groups/ customers is distributed on a graduation scale in levels. This ensures greater adherence to the requirements set forth in the Basel Capital Accord and preserves the criteria established by Resolution No. 2,682 of the National Monetary Council for the constitution of the applicable provisions.

In a simplified manner, the risk classifications of the operations are determined on the basis of the credit quality of economic groups/ customers defined by the Customer Rating, warranties relating to the contract, modality of the credit product, behavior of delinquencies in the payment, notes/restrictions and value of credit contracted.

Customer rating for economic groups are based on standardized statistical and judgmental procedures, and on quantitative and qualitative information.

Classifications are carried out by economic group and periodically monitored in order to preserve the quality of the loan portfolio.

For individuals, in general, Customer Ratings are also based on statistical procedures and analysis of variables that discriminate risk behavior. This is done through the application of statistical models for credit evaluation.

The Customer Rating is used, in sets with several decision variables, to analyze the granting and/or renewal of operations and credit limits, as well as for monitoring the deterioration of the customers' risk profile.

Control and Monitoring

The credit risk of the Company has its control and corporate follow-up performed in the Credit Risk area of the Integrated Risk Control Department – DCIR. The Department advises the Executive Committee on Risk Management, in which methodologies for measuring credit risk are discussed and formalized. Significant issues discussed in this Committee are reported to the Integrated Risk and Capital Allocation Management Committee.

In addition to committee meetings, the area holds monthly meetings with all product and segment executives and officers, with a view to inform them about the evolution of the loan portfolio, delinquency, troubled assets, restructurings, credit recoveries, losses, limits and concentrations of portfolios, allocation of economic and regulatory capital, among others.

The area also monitors any internal or external event that may cause a significant impact on the Company’s credit risk, such as spin-offs, bankruptcies and crop failures, in addition to monitoring economic activity in the sectors to which the company has significant risk exposures.

Internal Report

Credit risk is monitored on a timely basis in order to maintain the risk levels within the limits established by the Company. Managerial reports on risk control are provided to all levels of business, from branches to Senior Management.

With the objective of highlighting the risk situations, that could result in the customers' inability to honor its obligations as contracted, the credit risk monitoring area provides daily reports, to the branches, national managers, business segments, as well as the lending and loan recovery areas. This system provides timely information about the loan portfolios and credit bureau information of customers, in addition to enabling comparison of past and current information, highlighting points requiring a more in-depth analysis by managers, such as assets by segment, product, region, risk classification, delinquency and expected and unexpected losses, among others, providing both a macro-level and detailed view of the information, and also enabling a specific loan operation to be viewed.

The information is viewed and delivered via dashboards, allowing queries at several levels such as business segment, divisions, managers, regions, products, employees and customers, and under several aspects (asset, delinquency, provision, write-off, restriction levels, guarantees, portfolio quality by rating, among others).

Measurement of Credit Risk

Periodically, the Company evaluates the expected credit losses from financial assets by means of quantitative models, considering the historical experience of credit losses of the different types of portfolio (which can vary from 2 to 7 years), the current quality and characteristics of customers, operations, and mitigating factors, according to processes and internal governance.

The actual loss experience has been adjusted to reflect the differences between the economic conditions during the period in which the historical data was collected, current conditions and the vision of the Company about future economic conditions, which are incorporated into the measurement by means of econometric models that capture the current and future effects of estimates of expected losses. The main macroeconomic variables used in this process are the Brazilian interest rates, unemployment rates, inflation rates and economic activity indexes.

The estimate of expected loss of financial assets is divided into three categories (stages):

- Stage 1: Financial assets with no significant increase in credit risks;
- Stage 2: Financial assets with significant increase in credit risks; and
- Stage 3: Financial assets that are credit impaired.

The significant increase of credit risk is evaluated based on different indicators for classification in stages according to the customers' profile, the product type and the current payment status, as shown below:

Retail and Wholesale Portfolios:

- Stage 1: Financial assets whose obligations are current or less than 30 days past due and which have a low internal credit risk rating;
- Stage 2 (Significant increase in credit risk): Financial assets that are overdue obligations between 31 and 90 days or whose internal credit risk rating migrated from low risk to medium or high risk;
- Stage 3 (Defaulted or "impaired"): Financial assets whose obligations are overdue for more than 90 days or that present bankruptcy events, judicial recovery and restructuring of debt;
- Re-categorization from stage 3 to stage 2: Financial assets that settled overdue amounts and whose internal ratings migrated to medium risk; and
- Re-categorization from stage 2 to stage 1: Financial assets that settled overdue amounts and whose internal ratings migrated to low risk.

The expected losses are based on the multiplication of credit risk parameters: Probability of default (PD), Loss due to default (LGD) and Exposure at default (EAD).

The PD parameter refers to the probability of default perceived by the Company regarding the customer, according to the internal models of evaluation, which, in retail, use statistical methodologies based on the characteristics of the customer, such as the internal rating and business segment, and the operation, such as product and guarantee and, in the case of wholesale, they use specialist models based on financial information and qualitative analyses.

The LGD refers to the percentage of loss in relation to exposure in case of default, considering all the efforts of recovery, according to the internal model of evaluation

that uses statistical methodologies based on the characteristics of the operation, such as product and guarantee. Customers with significant exposure have estimates based on individual analyses, which are based on the structure of the operation and expert knowledge, aiming to capture the complexity and the specifics of each operation.

EAD is the exposure (gross book value) of the customer in relation to the Company at the time of estimation of the expected loss. In the case of commitments or financial guarantees provided, the EAD will have the addition of the expected value of the commitments or financial guarantees provided that they will be converted into credit in case of default of the loan or credit rather than the customer.

Credit Risk Exposure

We present below the maximum credit risk exposure of the financial instruments:

				R$ thousands
	On December 31, 2023		On December 31, 2022	
	Gross value	Expected credit loss	Gross value	Expected credit loss
Financial assets				
Cash and balances with banks (Note 5)	151,053,972	-	122,521,755	-
Financial assets at fair value through profit or loss (Note 6)	387,598,377	-	301,899,028	-
Debt instruments at fair value through other comprehensive income (Note 8) (1)	212,849,606	(136,884)	215,588,278	(301,284)
Loans and advances to financial institutions (Note 10)	205,103,649	(990)	122,516,581	(28,252)
Loans and advances to customers (Note 11)	629,686,699	(50,184,880)	656,866,564	(54,447,957)
Securities at amortized cost (Note 9)	180,352,343	(5,145,266)	214,651,905	(3,040,831)
Other assets (Note 16)	56,958,860	-	65,705,559	-
Other financial instruments with credit risk exposure				
Loan Commitments (Note 11 and 24)	299,728,458	(2,274,316)	319,075,802	(2,997,091)
Financial guarantees (Note 11 and 24)	105,816,558	(1,202,614)	97,960,932	(1,768,949)
Total risk exposure	**2,229,148,522**	**(58,944,950)**	**2,116,786,404**	**(62,584,364)**

(1) Financial assets measured at fair value through other comprehensive income are not reduced by the allowance for losses.

Loans and advances to customers

Concentration of credit risk

		R$ thousands
	On December 31, 2023	On December 31, 2022
Largest borrower	1.1%	0.9%
10 largest borrowers	5.0%	6.4%
20 largest borrowers	7.7%	9.4%
50 largest borrowers	11.4%	13.5%
100 largest borrowers	14.4%	16.6%

By Economic Activity Sector

The credit-risk concentration analysis presented below is based on the economic activity sector in which the counterparty operates.

	R$ thousands			
	On December 31, 2023	%	On December 31, 2022	%
Public sector	**5,756,517**	**0.9**	**5,449,228**	**0.8**
Oil, derivatives and aggregate activities	3,983,467	0.6	4,342,100	0.7
Production and distribution of electricity	1,742,150	0.3	1,066,832	0.2
Other industries	30,900	-	40,296	-
Private sector	**623,930,182**	**99.1**	**651,417,336**	**99.2**
Companies	**263,664,833**	**41.9**	**293,805,799**	**44.7**
Real estate and construction activities	21,251,317	3.4	24,776,946	3.8
Retail	37,908,281	6.0	46,126,498	7.0
Services	59,998,199	9.5	61,001,335	9.3
Transportation and concession	28,194,418	4.5	27,532,277	4.2
Automotive	6,735,346	1.1	11,151,798	1.7
Food products	11,341,529	1.8	12,562,156	1.9
Wholesale	16,329,368	2.6	24,397,104	3.7
Production and distribution of electricity	6,321,360	1.0	6,527,815	1.0
Siderurgy and metallurgy	9,267,698	1.5	9,381,575	1.4
Sugar and alcohol	9,142,541	1.5	8,110,881	1.2
Other industries	57,174,776	9.1	62,237,414	9.5
Individuals	**360,265,349**	**57.2**	**357,611,537**	**54.4**
Total portfolio	**629,686,699**	**100.0**	**656,866,564**	**100.0**
Expected credit loss	(50,184,880)		(54,447,957)	
Total of net loans and advances to customers	**579,501,819**		**602,418,607**	

Credit Risk Mitigation

Potential credit losses are mitigated using a variety of types of collateral formally stipulated through legal instruments, such as conditional sales, liens and mortgages, by guarantees such as third-party sureties or guarantees, and also by financial instruments such as credit derivatives, or netting arrangements. The efficiency of these instruments is evaluated considering the time to recover and realize an asset given as collateral, its market value, the guarantors' counterparty risk and the legal safety of the agreements. The main types of collateral include: term deposits; financial investments and securities; residential and commercial properties; movable properties such as vehicles, aircraft. Additionally, collateral may include commercial bonds such as invoices, checks and credit card bills. Sureties and guarantees may also include bank guarantees.

Credit derivatives are bilateral contracts in which one counterparty hedges credit risk on a financial instrument – its risk is transferred to the counterparty selling the hedge. Normally, the latter is remunerated throughout the period of the transaction. In the case default by the borrower, the buying party will receive a payment intended to compensate for the loss in the financial instrument. In this case, the seller receives the underlying asset in exchange for said payment.

The table below shows the fair value of guarantees of loans and advances to customers.

	R$ thousands			
	On December 31, 2023		On December 31, 2022	
	Book value (1)	Fair Value of Guarantees	Book value (1)	Fair Value of Guarantees
Companies	**269,421,350**	**141,547,243**	**299,255,027**	**119,422,414**
Stage 1	230,134,580	131,107,974	260,930,040	110,048,239
Stage 2	12,538,317	4,806,138	10,397,088	4,280,315
Stage 3	26,748,453	5,633,131	27,927,899	5,093,860
Individuals	**360,265,349**	**239,695,044**	**357,611,537**	**228,720,031**
Stage 1	298,686,536	210,647,223	292,656,355	195,708,576
Stage 2	22,711,786	19,838,577	31,531,058	25,873,396
Stage 3	38,867,027	9,209,244	33,424,124	7,138,059
Total	**629,686,699**	**381,242,287**	**656,866,564**	**348,142,445**

(1) Of the total balance of loan operations, R$389,063,079 thousand (December 31, 2022 – R$434,935,659 thousand) refers to operations without guarantees.

40.3. Market risk

Market risk is represented by the possibility of financial loss due to fluctuating prices and market interest rates of the Company's financial instruments, such as your asset and liability transactions that may have mismatched amounts, maturities, currencies and indexes.

Market risk is identified, measured, mitigated, controlled and reported. The Company's exposure to market risk profile is in line with the guidelines established by the governance process, with limits monitored on a timely basis independently of the business areas.

All transactions that expose the Company to market risk are identified, measured and classified according to probability and magnitude, and the whole process is approved by the governance structure.

In line with the best Corporate Governance practices, with the objective of preserving and strengthening the management of market risk in the Group, as well as complying with the provisions of Resolution No. 4,557 of the National Monetary Council, the Board of Directors approved the Market Risk, which is reviewed at least annually by the competent Committees and by the Board of Directors, providing the main guidelines for accepting, controlling and managing market risk. In addition to this policy, the Group has specific rules to regulate the market risk management process, as follows:

- Classification of Operations;
- Reclassification of Operations;
- Trading of Public or Private Securities;
- Use of Derivatives; and
- Hedging.

Market Risk Management Process

The market risk management process is a corporation wide process, comprising from business areas to the Board of Directors; it involves various areas, each with specific duties in the process. The measurement and control of market risk is conducted in a centralized and independent manner. This process permits that the Company be the first financial institution in the country authorized by the Central Bank of Brazil to use

its internal market risk models to calculate regulatory capital requirements since January 2013. This process is also revised at least once a year by the Committees and approved the Board of Directors itself.

Determination of Limits

Proposed market-risk limits are validated by specific Committees and submitted for approval by the Integrated Risk and Capital Allocation Management Committee, and then for approval by the Board of Directors. Based on the business' characteristics, they are segregated into the following Portfolios:

Trading Portfolio: it comprises all financial assets at fair value through profit or loss, including derivatives, or used to hedge other instruments in the Trading Portfolio, which have no trading restrictions. Held-for-trading operations are those intended for resale, to obtain benefits from actual or expected price variations, or for arbitrage.

The risks of this portfolio are monitored through:

- Value at Risk (VaR);
- Stress Analysis (measurement of negative impact of extreme events, based on historical and prospective scenarios);
- Income; and
- Financial Exposure/Concentration.

Banking Portfolio: it comprises operations not classified in the Trading Portfolio, arising from Group's other businesses and their respective hedges. Portfolio risks in these cases are monitored by:

- Variation of economic value due to the variation in the interest rate – ΔEVE (Economic Value of Equity); and
- Variation of the net revenue of interest due to the variation in the rate of interest – ΔNII (Net Interest Income).

Market-Risk Measurement Models

Market risk is measured and controlled using Stress, Value at Risk (VaR), Economic Value of Equity (EVE), Net Interest Income (NII) and Sensitivity Analysis methodologies, as well as limits for the Management of Results and Financial Exposure. The use of different methodologies for measuring and evaluating risks is important, as they are always complementary and their combined use allows the capture of different scenarios and situations.

Trading and Regulatory Portfolio

Trading Portfolio risks are mainly controlled by the Stress and VaR methodologies. The Stress methodology quantifies the negative impact of extreme economic shocks and events that are financially unfavorable to the Company's positions. The analysis uses stress scenarios prepared by the Market Risk area and the Company's economists based on historical and prospective data for the risk factors in which the Company portfolio.

The methodology adopted to calculate VaR is the Delta-Normal, with a confidence level of 99% and considering the number of days necessary to unwind the existing

exposures. The methodology is applied to the Trading and Regulatory Portfolio (Trading Portfolio positions plus Banking Portfolio foreign currency and commodities exposures). It should be noted that for the measurement of all the risk factors of the portfolio of options are applied the historical simulation models and Delta-Gamma-Vega, prevailing the most conservative between the two. A minimum 252-business-day period is adopted to calculate volatilities, correlations and historical returns.

For regulatory purposes, the capital requirements relating to shares held in the Banking Portfolio are determined on a credit risk basis, as per Central Bank of Brazil resolution, i.e., are not included in the market risk calculation.

Risk of Interest Rate in the Banking Portfolio

The measurement and control of the interest-rate risk in the Banking Portfolio area is mainly based on the Economic Value of Equity (EVE) and Net Interest Income (NII) methodologies, which measure the economic impact on the positions and the impact in the Company's income, respectively, according to scenarios prepared by the Company's economists. These scenarios determine the positive and negative movements of interest rate curves that may affect Company's investments and capital-raising.

The EVE methodology consists of repricing the portfolio exposed to interest rate risk, taking into account the scenarios of increases or decreases of rates, by calculating the impact on present value and total term of assets and liabilities. The economic value of the portfolio is estimated on the basis of market interest rates on the analysis date and of scenarios projected. Therefore, the difference between the values obtained for the portfolio will be the Delta EVE.

In the case of the NII – Interest Earning Portion, the methodology intends to calculate the Company's variation in the net interest income (gross margin) due to eventual variations in the interest rate level, that is, the difference between the calculated NII in the base scenario and the calculated NII in the scenarios of increase or decrease of the interest rate will be Delta NII.

For the measurement of interest rate risk in the Banking Portfolio, behavioral premises of the customers are used whenever necessary. As a reference, in the case of deposits and savings, which have no maturity defined, studies for the verification of historical behaviors are carried out as well as the possibility of their maintenance. Through these studies, the stable amount (core portion) as well as the criterion of allocation over the years are calculated.

Financial Instrument Pricing

The Mark-to-Market Commission (CMM), is responsible for approving or submitting fair value models to the Market and Liquidity Risk Commission. CMM is composed of business, back-office and risk representatives. The risk area is responsible for the coordination of the CMM and for the submission of matters to the Executive Committee for Risk Management for reporting or approval, whichever is the case.

Whenever possible, the Bank uses prices and quotes from the securities, commodities and futures exchange and the secondary markets. Failing to find such market references, prices made available by other sources (such as Bloomberg, Reuters and Brokerage Firms) are used. As a last resort, proprietary models are used to price the

instruments, which also follow the same CMM approval procedure and are submitted to the Company's validation and assessment processes.

Fair value criteria are periodically reviewed, according to the governance process, and may vary due to changes in market conditions, creation of new classes of instruments, establishment of new sources of data or development of models considered more appropriate.

Financial instruments to be included in the Trading Portfolio must be approved by the Treasury or Products, Services and Partnerships Executive Committee and have their pricing criteria defined by the CMM.

The following principles for the fair value process are adopted by the Company:

- Commitment: the Company is committed to ensuring that the prices used reflect the fair value of the operations. Should information not be found, the Company uses its best efforts to estimate the fair value of the financial instruments;
- Frequency: the formalized fair value criteria are applied on a daily basis;
- Formality: the CMM is responsible for ensuring the methodological quality and the formalization of the fair value criteria;
- Consistency: the process to gather and apply prices should be carried out consistently, to guarantee equal prices for the same instrument within the Company; and
- Transparency: the methodology must be accessible by the Internal and External Audit, Independent Model Validation Areas – AVIM and by Regulatory Agencies.

Control and Follow-Up

Market risk is controlled and monitored by an independent area, the DCIR, which, on a daily basis, measures the risk of outstanding positions, consolidates results and prepares reports required by the existing governance process.

In addition to daily reports, Trading Portfolio positions are discussed once every fifteen days by the Treasury Executive Committee, while Banking Portfolio positions and liquidity reports are examined by the Asset and Liability Management Treasury Executive Committee.

At both meetings, results and risks are assessed and strategies are discussed. Both the governance process and the existing thresholds are ratified by the Integrated Risk Management and Capital Allocation Management Committee and submitted to approval of the Board of Directors, which are revised at least once a year.

Should any threshold controlled by the DCIR be exceeded, the head of the business area responsible for the position is informed that threshold was reached, and the Integrated Risk and Capital Allocation Management Committee is called in timely fashion to make a decision. If the Committee decides to raise the threshold and/or maintain the positions, the Board of Directors is called to approve the new threshold or revise the position strategy.

Internal Communication

The market risk department provides daily managerial control reports on the positions

to the business areas and Senior Management, in addition to weekly reports and periodic presentations to the Board of Directors.

Reporting is conducted through an alert system, which determines the addressees of risk reports as previously determined risk threshold percentage is reached; therefore, the higher the risk threshold consumption, more Senior Management members receive the reports.

Hedging and Use of Derivatives

In order to standardize the use of financial instruments as hedges of transactions and the use of derivatives by the Treasury Department, the Company created specific procedures that were approved by the competent Committees.

The hedge transactions executed by Bradesco's Treasury Department must necessarily cancel or mitigate risks related to unmatched quantities, terms, currencies or indexes of the positions in the Treasury books, and must use assets and derivatives authorized to be traded in each of their books to:

- control and classify the transactions, respecting the exposure and risk limits in effect;
- alter, modify or revert positions due to changes in the market and to operational strategies; and
- reduce or mitigate exposures to transactions in inactive markets, in conditions of stress or of low liquidity.

For derivatives classified in the "hedge accounting" category, there is a monitoring of: (i) strategy effectiveness, through prospective and retrospective effectiveness tests, and (ii) mark-to-market of hedge instruments.

Cash flow Hedge

Bradesco maintains cash flow hedges. See more details in Note 7.

Standardized and "Continuous Use" Derivatives

Company's Treasury Department may use standardized (traded on an exchange) and "continuous use" (traded over-the-counter) derivatives for the purpose of obtaining income or as hedges. The derivatives classified as "continuous use" are those habitually traded over-the-counter, such as vanilla swaps (interest rates, currencies, Credit Default Swap, among others), forward operations (currencies, for example) and vanilla options (currency, Bovespa Index), among others. Non-standardized derivatives that are not classified as "continuous use" or structured operations cannot be traded without the authorization of the applicable Committee.

Evolution of Exposures

In this section are presented the evolution of financial exposure, the VaR calculated using the internal model and its backtesting and the Stress Analysis.

Financial Exposure – Trading Portfolio (Fair Value)

Risk factors	R$ thousands			
	On December 31, 2023		On December 31, 2022	
	Assets	Liabilities	Assets	Liabilities
Fixed rates	74,840,828	56,337,018	35,805,135	30,863,080
IGP-M (General Index of market pricing) / IPCA (Consumer price index)	14,938,784	10,822,907	5,054,212	4,950,999
Exchange coupon	1,195,092	963,862	602,486	698,161
Foreign Currency	6,263,810	6,391,302	2,890,254	3,038,402
Equities	7,549,052	5,926,077	4,637,904	4,642,523
Sovereign/Eurobonds and Treasuries	8,664,699	7,497,824	5,812,825	5,275,743
Other	1,735,873	400,706	1,262,258	734,094
Total	**115,188,138**	**88,339,696**	**56,065,074**	**50,203,002**

VaR Internal Model – Trading Portfolio

The 1-day VaR of Trading Portfolio net of tax effects was R$7,468 thousand for the year ended December 31, 2023, with IGP-M/IPCA as the largest risk factor participation of the portfolio.

Risk factors	R$ thousands	
	On December 31, 2023	On December 31, 2022
Fixed rates	3,010	1,498
IGPM/IPCA	7,671	3,629
Exchange coupon	311	38
Foreign Currency	2,507	1,854
Sovereign/Eurobonds and Treasuries	2,003	1,964
Equities	3,283	3,524
Other	2,340	1,439
Correlation/diversification effect	(13,657)	(8,252)
VaR at the end of the year	**7,468**	**5,694**

Average VaR in the year	14,916	9,391
Minimum VaR in the year	4,982	4,661
Maximum VaR in the year	45,150	16,355

VaR Internal Model – Regulatory Portfolio

The capital is calculated by the normal delta VaR model based in Regulatory Portfolio, composed by Trading Portfolio and the Foreign Exchange Exposures and the Commodities Exposure of the Banking Portfolio. In addition, the historical simulation and the Delta-Gamma-Vega models of risk are applied to measure all risk factors to an options portfolio, whichever is the most conservative, whereby this risk of options is added to the VaR of the portfolio. In this model, risk value is extrapolated to the regulatory horizon[2] (the highest between 10 days and the horizon of the portfolio) by the 'square root of time' method. VaR and Stressed VaR shown below refer to a ten-day horizon and are net of tax effects.

[2] The maximum amount between the book's holding period and ten days, which is the minimum regulatory horizon required by Central Bank of Brazil, is adopted.

Risk factors	R$ thousands			
	On December 31, 2023		On December 31, 2022	
	VaR	Stressed	VaR	Stressed
Interest rate	22,441	79,660	14,475	42,853
Exchange rate	12,780	7,654	55,174	46,165
Commodity price (Commodities)	1,188	1,385	1,968	4,165
Equities	6,334	4,904	8,114	7,639
Correlation/diversification effect	12,569	(8,333)	(16,641)	(30,723)
VaR at the end of the year	**55,312**	**85,270**	**63,090**	**70,099**
Average VaR in the year	66,143	121,567	46,747	79,158
Minimum VaR in the year	26,739	54,047	33,170	41,474
Maximum VaR in the year	156,329	287,868	83,049	192,318

Note: Ten-day horizon VaR net of tax effects.

To calculate regulatory capital requirement according to the internal model, it is necessary to take into consideration the rules described by Central Bank Circular Letters No. 3,646/13 and No. 3,674/13, such as the use of VaR and Stressed VaR net of tax effects, the average in the last 60 days and its multiplier.

VaR Internal Model – Backtesting

The risk methodology applied is continuously assessed using backtesting techniques, which compare the one-day period VaR with the hypothetical profit or loss, obtained from the same positions used in the VaR calculation, and with the effective profit or loss, also considering the intraday operations for which VaR was estimated.

The main purpose of backtesting is to monitor, validate and assess the adherence of the VaR model, and the number of exceptions that occurred must be compatible with the number of exceptions accepted by the statistical tests conducted and the confidence level established. Another objective is to improve the models used by the Company, through analyses carried out with different observation periods and confidence levels, both for Total VaR and for each risk factor.

The daily results corresponding to the last 250 business days, exceeded the respective VaR with a 99% confidence level once in the hypothetical view and not once in the effective view in December/2023. In December/2022, the daily results corresponding to the last 250 business days exceeded the respective VaR with a confidence level of 99% once in the hypothetical vision and never in the effective vision.

According to the document published by the Basel Committee on Banking Supervision, breakouts would be classified as "Bad luck or the markets moved in a way not predicted by the model", that is, the volatility was significantly higher than the expected and/or correlations were different from those assumed by the model.

Stress Analysis – Trading Portfolio

The Company also assesses on a daily basis the possible impacts on profit or loss in stress scenarios considering a holding period of 20 business days, ie, how much prices or interest rates can change in 20 business days based on historical data and prospective scenarios. This metric is monitored with limits established in the governance process. The scenarios are defined for each risk factor and they are represented as a shock or discount factors which are applied to the trading book

position, thus, the value calculated represents a possible loss of the trading book in a stress scenario:

	R$ thousands	
	On December 31, 2023	On December 31, 2022
At the end of the year	148,016	77,668
Average in the year	191,400	118,174
Minimum in the year	94,289	53,384
Maximum in the year	318,578	265,347

Note: Values net of tax effects.

Sensitivity Analysis of Financial Exposures

The sensitivity analysis of the Company's financial exposures (Trading and Banking Portfolios) is performed on a quarterly basis and carried out based on the scenarios prepared for the respective dates, always taking into consideration market inputs available at the time and scenarios that would adversely impact our positions. As of December 31, 2022, the scenarios were:

Scenario 1: Based on market information (B3, Anbima, etc.), stresses were applied for 1 basis point on the interest rate and 1.0% variation on prices;

Scenario 2: 25.0% stresses were determined based on market information; and

Scenario 3: 50.0% stresses were determined based on market information.

The results show the impact for each scenario on a static portfolio position. The dynamism of the market and portfolios means that these positions change continuously and do not necessarily reflect the position demonstrated here. In addition, the Company has a continuous market risk management process, which is always searching for ways to mitigate the associated risks, according to the strategy determined by Management. Therefore, in cases of deterioration indicators in a certain position, proactive measures are taken to minimize any potential negative impact, aimed at maximizing the risk/return ratio for the Company.

Sensitivity Analysis – Trading Portfolio

R$ thousands

		Trading Portfolio (1) Scenarios					
		On December 31, 2023			On December 31, 2022		
		1	2	3	1	2	3
Interest rate in Reais (2)	Exposure subject to variations in fixed interest rates and interest rate coupons	(25)	(14,760)	(27,497)	(63)	(21,058)	(41,285)
Price indexes	Exposure subject to variations in price index coupon rates	(3,861)	(130,968)	(266,123)	(3,129)	(51,918)	(110,853)
Exchange coupon	Exposure subject to variations in foreign currency coupon rates	(18)	(2,783)	(5,489)	(2)	(339)	(670)
Foreign currency	Exposure subject to exchange rate variations	1,507	37,669	75,338	800	20,000	40,000
Equities	Exposure subject to variation in stock prices	1,188	29,696	59,392	(130)	(3,256)	(6,512)
Sovereign/Eurobonds and Treasuries	Exposure subject to variations in the interest rate of securities traded on the international market	128	8,831	15,365	42	3,942	7,744
Other	Exposure not classified in other definitions	(94)	(2,341)	(4,683)	(135)	(866)	(1,730)
Total excluding correlation of risk factors		**(1,175)**	**(74,656)**	**(153,697)**	**(2,617)**	**(53,495)**	**(113,306)**

(1) Values net of taxes; and

(2) As a reference for the shocks applied to the 1-year vertex, the values were approximately 245 bps and 480 bps (scenarios 2 and 3 respectively) in December 31, 2023 (December 31, 2022 - the values were approximately 326 bps and 633 bps in scenarios 2 and 3 respectively).

Sensitivity Analysis – Trading and Banking Portfolios

R$ thousands

		Trading and Banking Portfolios (1) Scenarios					
		On December 31, 2023			On December 31, 2022		
		1	2	3	1	2	3
Interest rate in Reais (2)	Exposure subject to variations in fixed interest rates and interest rate coupons	(2,113)	(845,801)	(1,949,962)	(7,204)	(2,730,345)	(5,582,444)
Price indexes	Exposure subject to variations in price index coupon rates	(20,461)	(2,347,022)	(4,307,241)	(20,236)	(2,290,418)	(4,152,134)
Exchange coupon	Exposure subject to variations in foreign currency coupon rates	(985)	(112,436)	(216,387)	(1,134)	(135,476)	(259,477)
Foreign currency	Exposure subject to exchange rate variations	(2,212)	(55,293)	(110,585)	8,450	211,248	422,496
Equities	Exposure subject to variation in stock prices	(43,432)	(1,085,794)	(2,171,588)	(33,013)	(825,318)	(1,650,636)
Sovereign/Eurobonds and Treasuries	Exposure subject to variations in the interest rate of securities traded on the international market	(1,172)	(117,366)	(229,078)	943	(47,166)	(94,368)
Other	Exposure not classified in other definitions	(41)	(1,016)	(2,031)	(158)	(1,432)	(2,862)
Total excluding correlation of risk factors		**(70,416)**	**(4,564,728)**	**(8,986,872)**	**(52,352)**	**(5,818,907)**	**(11,319,425)**

(1) Values net of taxes; and

(2) As a reference for the shocks applied to the 1-year vertex, the values were approximately 269 bps and 548 bps (scenarios 2 and 3 respectively) in December 31, 2023 (December 31, 2022 - the values were approximately 346 bps and 675 bps in scenarios 2 and 3 respectively).

40.4. Liquidity risk

The Liquidity Risk is represented by the possibility of the institution not being able to efficiently meet its obligations, without affecting its daily operations and incurring significant losses, as well as the possibility of the institution to fail to trade a position at market price, due to its larger size as compared to the volume usually traded or in view of any market interruption.

The understanding and monitoring of this risk are crucial to enable the Company to settle operations in a timely manner.

Control and Monitoring

The liquidity risk management of the Company is performed using tools developed on platforms and validated by independent areas of the Company. Among the key metrics and indicators considered in the framework of liquidity risk, are:

- **Information on the Liquidity Coverage Ratio (LCR):** A measure of the sufficiency of liquid instruments to honor the cash outflows of the Company within the next thirty days in a scenario of stress;
- **Net Stable Funding Ratio (NSFR):** A measure of the sufficiency of structural funding to finance long-term assets in the statement of financial position of the Company;
- Loss of deposits to different time horizons;
- Maps of concentration of funding in different visions (product, term and counterpart); and
- Integrated stress exercises where different dimensions of risk are addressed.

Limits were established for the main metrics, which can be strategic (approved up to the level of the Board of Directors) or operational (approved by the Treasury Executive Committee for Asset and Liability Management), based on flags, which trigger different levels of governance according to the percentage of use (consumption) of their respective limits.

Liquidity Risk Mitigation

The governance established for the liquidity risk management includes a series of recommendations to mitigate the risk of liquidity, among the main strategies, are:

- Diversification of funding as to the counterpart, product and term;
- Adoption of managerial limits of liquidity, in addition to those required by the regulator;
- Prior analysis of products which may affect the liquidity before their implementation; and
- Simulations of stress of liquidity of the portfolio.

Stress Tests

Due to the dynamics and criticality of this theme, the management and control of liquidity risk should happen every day and be based on stress scenarios. In this way, the main metric used for the monitoring of the liquidity risk of the Prudential Conglomerate is the Short-term Liquidity Coverage Ratio (LCR), which measures the adequacy of liquid resources to honor the commitments in the next thirty days considering a scenario of stress. Therefore, the daily management is performed

through the stress test.

In addition to the LCR and other metrics of monitoring, simulations of stress scenarios in the long-term are performed, within the integrated stress test program (ICAAP for example), also to evaluate a possible deterioration of liquidity indicators for different time horizons.

Internal communication

Internal communication about liquidity risk, both between departments and between the different layers of internal governance is done through internal reports and committees involving both areas (Treasury and DCIR) and the Company's senior management.

Additionally, reports are distributed daily to the areas involved in management and control, as well as to senior management. Several analysis instruments are part of this process and are used to monitor liquidity, such as:

• Daily distribution of liquidity control instruments;
• Automatic intraday update of liquidity reports for the proper management of the Treasury Department;
• Preparation of reports with past and future movements, based on scenarios;
• Daily verification of compliance with the minimum liquidity level;
• Preparation of complementary reports in which the concentration of funding is presented by type of product, term and counterparty; and
• Weekly reports to senior management with behavior and expectations regarding the liquidity situation.

The liquidity risk management process has an alert system, which determines the appropriate level of reporting of risk reports according to the percentage of use of the established limits. Thus, the lower the liquidity ratios, the higher levels of management of the Company receive the reports.

Undiscounted cash flows of financial liabilities

The table below presents the cash flows payable for non-derivative financial liabilities, covering the remaining contractual period to maturity as from the date of the consolidated statement of financial position. The values disclosed in this table represent the undiscounted contractual cash flows.

							R$ thousands
	Up to 1 month	From 1 to 3 months	From 3 months to 1 year	From 1 to 5 years	More than 5 years	Total on December 31, 2023	Total on December 31, 2022
Deposits from banks	241,147,532	36,531,359	19,465,415	19,520,577	3,745,222	320,410,105	264,515,929
Deposits from customers	189,556,676	20,576,205	128,144,743	293,394,821	664,845	632,337,290	646,734,380
Securities issued	8,154,052	7,115,956	28,076,948	181,581,846	12,402,689	237,331,491	241,197,989
Subordinated debts	359,550	27,251	38,807	17,837,966	66,112,436	84,376,010	99,757,706
Other financial liabilities (1)	51,707,772	21,549,168	1,481,813	5,857,103	2,023,676	82,619,532	92,556,433
Total liabilities on December 31, 2023	**490,925,582**	**85,799,939**	**177,207,726**	**518,192,313**	**84,948,868**	**1,357,074,428**	
Total liabilities on December 31, 2022	**476,065,660**	**75,194,853**	**223,897,813**	**480,138,935**	**89,465,176**		**1,344,762,437**

(1) Include, mainly, credit card transactions, foreign exchange transactions, negotiation and intermediation of securities, leases and capitalization bonds.

The assets available to meet all the obligations and cover the outstanding commitments include cash and cash equivalents, financial assets, loans and advances. Management may also cover unexpected cash outflows by selling securities and by having access to sources of additional funds, such as asset-backed-markets.

The cash flows that the Company estimates for these instruments may vary significantly from those presented. For example, it is expected that demand deposits of customers will maintain a stable or increasing balance, and it is not expected that these deposits will be withdrawn immediately.

In the Company, liquidity-risk management involves a series of controls, mainly related to the establishment of technical limits, with the ongoing evaluation of the positions assumed and the financial instruments used.

Undiscounted cash flows for derivatives

All the derivatives of the Company are settled at net value, and include:

- Foreign currency derivatives – over-the-counter currency options, currency futures, and currency options traded on an exchange; and
- Interest rate derivatives – interest rate swaps, forward rate contracts, interest rate options, other interest rate contracts, interest rate futures traded on an exchange and interest rate options traded on an exchange.

The table below analyzes the derivative financial liabilities that will be settled at net value, grouped based on the period remaining from the reporting date to the respective maturity date. The values disclosed in the table are undiscounted cash flows.

							R$ thousands
	Up to 1 month	**From 1 to 3 months**	**From 3 months to 1 year**	**From 1 to 5 years**	**More than 5 years**	**Total on December 31, 2023**	**Total on December 31, 2022**
Differential of swaps payable	444,067	317,578	421,464	760,188	1,157,976	3,101,273	3,939,676
Non-deliverable forwards	3,241,700	251,181	310,992	182,367	1,474	3,987,714	3,201,282
• Purchased	376,783	247,822	308,233	175,059	1,474	1,109,371	3,039,260
• Sold	2,864,917	3,359	2,759	7,308	-	2,878,343	162,022
Premiums of options	1,107,497	46,251	718,085	334,731	30,056	2,236,620	841,199
Other	713,571	247,597	294,548	157,324	811	1,413,851	1,357,646
Total of derivative liabilities on December 31, 2023	**5,506,835**	**862,607**	**1,745,089**	**1,434,610**	**1,190,317**	**10,739,458**	
Total of derivative liabilities on December 31, 2022	**3,512,671**	**884,329**	**1,352,818**	**3,396,269**	**193,716**		**9,339,803**

Statement of financial position by maturities

The tables below show the financial assets and liabilities of the Group segregated by maturities used for the management of liquidity risks, in accordance with the remaining contractual maturities on the reporting date:

R$ thousands

	Current			Non-current				
	1 to 30 days	31 to 180 days	181 to 360 days	1 to 5 years	More than 5 years	No stated maturity	Total on December 31, 2023	Total on December 31, 2022
Assets								
Cash and balances with banks	151,053,972	-	-	-	-	-	151,053,972	122,521,755
Financial assets at fair value through profit or loss	374,453,943	1,036,001	4,409,378	5,215,610	2,483,445	-	387,598,377	301,899,028
Debt instruments at fair value through other comprehensive income	9,981,960	8,922,604	9,651,645	112,979,885	71,313,512	-	212,849,606	215,588,278
Loans and advances to customers, net of impairment	79,862,180	125,889,163	85,193,412	211,664,552	76,892,512	-	579,501,819	602,418,607
Loans and advances to financial institutions, net of impairment	167,593,734	29,616,018	6,202,321	1,690,586	-	-	205,102,659	122,488,329
Securities, net of provision for expected losses	1,874,673	10,837,091	13,996,290	108,111,315	40,387,708	-	175,207,077	211,611,074
Other financial assets (1)	45,052,682	814,237	301,437	7,004,073	3,786,431	-	56,958,860	65,705,559
Total financial assets on December 31, 2023	**829,873,144**	**177,115,114**	**119,754,483**	**446,666,021**	**194,863,608**	**-**	**1,768,272,370**	
Total financial assets on December 31, 2022	**679,582,545**	**173,811,482**	**125,617,929**	**469,242,326**	**193,978,348**	**-**		**1,642,232,630**
Liabilities								
Financial liabilities at amortized cost							-	
Deposits from banks	274,817,412	20,631,026	9,836,986	15,310,467	2,826,892	-	323,422,783	281,948,038
Deposits from customers (2)	205,026,524	47,921,784	94,806,013	274,003,401	176,958	-	621,934,680	590,682,206
Securities issued	8,622,895	17,360,738	22,991,898	185,539,132	10,451,595	-	244,966,258	222,257,328
Subordinated debts	357,829	27,067	36,878	14,781,304	20,412,028	14,722,748	50,337,854	52,241,332
Other financial liabilities (3)	51,707,772	21,549,168	1,481,813	5,857,103	2,023,676	-	82,619,532	92,556,433
Financial liabilities at fair value through profit or loss	2,141,968	1,353,693	2,730,211	7,167,783	2,148,565	-	15,542,220	13,341,324
Other financial instruments with credit risk exposure							-	
Loan Commitments	-	-	-	2,274,316	-	-	2,274,316	2,997,091
Financial guarantees	123,748	-	-	1,078,866	-	-	1,202,614	1,768,949
Liabilities of insurance contracts (2)	302,553,538	-	-	42,238,684	-	-	344,792,222	304,755,965
Total financial liabilities on December 31, 2023	**845,351,686**	**108,843,476**	**131,883,799**	**548,251,056**	**38,039,714**	**14,722,748**	**1,687,092,479**	
Total financial liabilities on December 31, 2022	**774,863,285**	**127,641,119**	**163,015,580**	**436,825,712**	**46,079,740**	**14,123,230**		**1,562,548,666**

(1) Includes, primarily, foreign exchange operations, debtors for guarantee deposits and trading and intermediation of values;
(2) Demand deposits, savings deposits and insurance contract liabilities, represented by "VGBL" and "PGBL" products, are classified within 1 to 30 days, without considering the historical average turnover; and
(3) Primarily includes credit card operations, foreign exchange operations, trading and intermediation of securities, financial leasing and capitalization plans.

The tables below show the assets and liabilities of the Company segregated by current and non-current, in accordance with the remaining contractual maturities on the reporting date:

				R$ thousands
	Current	Non-current	Total on December 31, 2023	Total on December 31, 2022
Assets				
Total financial assets	**1,126,742,741**	**641,529,629**	**1,768,272,370**	**1,642,232,630**
Non-current assets held for sale	1,328,530	-	1,328,530	1,236,931
Investments in associated companies	-	9,616,840	9,616,840	8,970,513
Property and equipment	-	11,118,009	11,118,009	11,971,122
Intangible assets and goodwill	-	22,107,146	22,107,146	18,799,813
Current income and other tax assets	4,792,051	8,171,967	12,964,018	14,440,840
Deferred tax liabilities	12,492,585	80,026,339	92,518,924	84,214,585
Other assets	8,298,254	1,299,158	9,597,412	10,422,358
Total non-financial assets	**26,911,420**	**132,339,459**	**159,250,879**	**150,056,162**
Total assets on December 31, 2023	**1,153,654,161**	**773,869,088**	**1,927,523,249**	
Total assets on December 31, 2022	**1,017,874,979**	**774,413,813**		**1,792,288,792**
Liabilities				
Total financial liabilities	**1,086,078,961**	**601,013,518**	**1,687,092,479**	**1,562,548,666**
Other provisions	3,753,085	18,584,759	22,337,844	22,647,973
Current income tax liabilities	1,546,656	-	1,546,656	1,593,037
Deferred tax liabilities	210,623	1,396,904	1,607,527	1,633,292
Other liabilities	45,723,436	2,201,183	47,924,619	43,854,987
Total non-financial liabilities	**51,233,800**	**22,182,846**	**73,416,646**	**69,729,289**
Total shareholders´ equity	**-**	**167,014,124**	**167,014,124**	**160,010,837**
Total shareholders´ equity and liabilities on December 31, 2023	**1,137,312,761**	**790,210,488**	**1,927,523,249**	
Total shareholders´ equity and liabilities on December 31, 2022	**1,113,275,219**	**679,013,573**		**1,792,288,792**

40.5. Fair value of financial assets and liabilities

For financial instruments that are measured at fair value, disclosure of measurements is required according to the following hierarchical levels of fair value:

- Level 1

  Quoted prices in active markets for identical assets or liabilities. Level 1 assets and liabilities include debt and equity securities and derivative contracts that are traded in an active market, as well as Brazilian government bonds that are highly liquid and are actively traded in over-the-counter markets.

- Level 2

  Valuation uses observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Level 2 assets and liabilities include derivative contracts whose value is determined using a pricing model with inputs that are observable in the market or can be derived principally from or corroborated by observable market data, including but not limited to yield curves, interest rates, volatilities, equity or debt prices and foreign exchange rates.

- Level 3

  Valuation uses unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities normally include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant Management judgment or estimation. This category generally includes certain corporate and bank debt securities and certain derivative contracts. The main non-observable data used in the determination of the fair value are the credit spreads that vary between 2% and 10%.

  To fair value securities which have no consistent, regulatory updated, public price source, Bradesco uses models defined by the mark-to-market Commission and documented in the mark-to-mark manual for each security type. Through the use of methods and both mathematical and financial models which capture the effects and variations in the prices of financial assets classified as fair value, Bradesco is able to ascertain in a clear and consistent manner the determination of fair value of its Level 3 assets and liabilities.

The tables below present the composition of the financial assets and liabilities measured at fair value, classified using the hierarchical levels:

	R$ thousands			
	On December 31, 2023			
	Level 1	Level 2	Level 3	Fair Value
Financial assets at fair value through profit or loss	**315,355,048**	**56,028,649**	**801,331**	**372,185,028**
Brazilian government bonds	277,460,786	5,125,479	1	282,586,266
Corporate debt and marketable equity securities	25,063,901	10,392,525	801,330	36,257,756
Bank debt securities	3,334,171	40,510,645	-	43,844,816
Mutual funds	9,323,075	-	-	9,323,075
Foreign governments securities	118,948	-	-	118,948
Brazilian government bonds issued abroad	54,167	-	-	54,167
Derivatives	**(1,840,440)**	**2,087,979**	**(376,410)**	**(128,871)**
Derivative financial instruments (assets)	3,939,198	11,321,165	152,986	15,413,349
Derivative financial instruments (liabilities)	(5,779,638)	(9,233,186)	(529,396)	(15,542,220)
Debt instruments at fair value through other comprehensive income	**206,067,520**	**5,218,058**	**1,564,028**	**212,849,606**
Brazilian government bonds	183,192,342	-	16,606	183,208,948
Corporate debt securities	1,138,187	231,779	-	1,369,966
Bank debt securities	1,087,286	4,986,279	307,793	6,381,358
Brazilian government bonds issued abroad	6,670,043	-	-	6,670,043
Foreign governments securities	7,404,755	-	-	7,404,755
Mutual funds	2,282,963	-	-	2,282,963
Marketable equity securities and other stocks	4,291,944	-	1,239,629	5,531,573
Total	**519,582,128**	**63,334,686**	**1,988,949**	**584,905,763**

	R$ thousands			
	On December 31, 2022			
	Level 1	Level 2	Level 3	Fair Value
Financial assets at fair value through profit or loss	**237,380,615**	**47,559,444**	**700,473**	**285,640,532**
Brazilian government bonds	204,934,195	5,604,251	2	210,538,448
Corporate debt and marketable equity securities	18,223,185	9,290,575	700,471	28,214,231
Bank debt securities	1,427,286	32,664,618	-	34,091,904
Mutual funds	12,025,851	-	-	12,025,851
Foreign governments securities	656,270	-	-	656,270
Brazilian government bonds issued abroad	113,828	-	-	113,828
Derivatives	**(1,526,269)**	**4,978,274**	**(534,833)**	**2,917,172**
Derivative financial instruments (assets)	3,414,581	12,734,059	109,856	16,258,496
Derivative financial instruments (liabilities)	(4,940,850)	(7,755,785)	(644,689)	(13,341,324)
Debt instruments at fair value through other comprehensive income	**203,732,788**	**10,435,808**	**1,419,682**	**215,588,278**
Brazilian government bonds	177,149,932	-	21,318	177,171,250
Corporate debt securities	1,470,115	1,780,215	289,114	3,539,444
Bank debt securities	3,287,386	3,121,090	-	6,408,476
Brazilian government bonds issued abroad	9,337,317	-	-	9,337,317
Foreign governments securities	6,875,135	-	-	6,875,135
Mutual funds	1,602,576	-	-	1,602,576
Marketable equity securities and other stocks	4,010,327	5,534,503	1,109,250	10,654,080
Total	**439,587,134**	**62,973,526**	**1,585,322**	**504,145,982**

Derivative Assets and Liabilities

The Company's derivative positions are determined using quantitative models that require the use of multiple inputs including interest rates, prices and indices to generate continuous yield or pricing curves and volatility factors. The majority of market inputs are observable and can be obtained from B3 (principal source) and the secondary market. Exchange traded derivatives valued using quoted prices are classified within Level 1 of the valuation hierarchy. However, few classes of derivative contracts are listed on an exchange; those are classified as Level 2 or Level 3.

The yield curves are used to determine the fair value by the method of discounted cash flow, for currency swaps and swaps based on other risk factors. The fair value of futures and forward contracts is also determined based on quoted markets prices on the exchanges for exchanges-traded derivatives or using similar methodologies to those described for swaps. The fair value of options is determined using external quoted prices or mathematical models, such as Black-Scholes, using yield curves, implied volatilities and the fair value of the underlying asset. Current market prices are used to determine the implied volatilities. The fair values of derivative assets and liabilities also include adjustments for market liquidity, counterparty credit quality and other specific factors, where appropriate.

The majority of these models do not contain a high level of subjectivity as the methodologies used in the models do not require significant judgment and inputs to the model are readily observable from active quoted markets. Such instruments are generally classified within Level 2 of the valuation hierarchy.

Derivatives that have significant unobservable inputs to their valuation models are classified within Level 3 of the valuation hierarchy.

The table below presents a reconciliation of securities and derivative financial instruments measured at fair value on a recurring basis using significant unobservable inputs (Level 3):

					R$ thousands
	Financial assets at fair value through profit or loss	**Debt instruments at fair value through other comprehensive income**	**Assets Derivative**	**Liabilities Derivatives**	**Total**
On December 31, 2021	**478,305**	**1,415,829**	**179,504**	**(530,951)**	**1,542,687**
Included in profit or loss	193,266	(3,746)	-	-	189,520
Included in other comprehensive income	-	258,315	-	-	258,315
Acquisitions	198,748	119,825	-	(113,738)	204,835
Write-offs	(70,545)	(279,597)	(69,648)	-	(419,790)
Transfers to other levels (1)	(99,301)	(90,944)	-	-	(190,245)
On December 31, 2022	**700,473**	**1,419,682**	**109,856**	**(644,689)**	**1,585,322**
On December 31, 2022	**700,473**	**1,419,682**	**109,856**	**(644,689)**	
Included in profit or loss	117,985	26,923	-	-	144,908
Included in other comprehensive income	-	197,493	-	-	197,493
Acquisitions	36,456	-	43,130	-	79,586
Write-offs	(53,583)	(80,070)	-	115,293	(18,360)
Transfers to other levels (1)	-	-	-	-	-
On December 31, 2023	**801,331**	**1,564,028**	**152,986**	**(529,396)**	**1,988,949**

(1) These securities were reclassified between levels 2 and 3, as there was an increase in credit risk and the spread curve has unobservable parameters. When there is a reduction in this credit risk, the securities are transferred from level 3 to level 2.

The tables below show the gains/(losses) due to changes in fair value and interest income, including the realized and unrealized gains and losses, recorded in the consolidated statement of income for Level 3 assets and liabilities:

			R$ thousands
	Financial assets at fair value through profit or loss	**Debt instruments at fair value through other comprehensive income**	**Total**
Interest and similar income	17,960	(3,770)	14,190
Net trading gains/(losses) realized and unrealized	175,306	258,339	433,645
Total on December 31, 2022	**193,266**	**254,569**	**447,835**
Interest and similar income	12,312	26,923	39,235
Net trading gains/(losses) realized and unrealized	105,673	197,493	303,166
Total on December 31, 2023	**117,985**	**224,416**	**342,401**

Sensitivity analysis for financial assets classified as Level 3

						R$ thousands
	On December 31, 2023					
	Impact on income (1)			**Impact on shareholders' equity (1)**		
	1	2	3	1	2	3
Interest rate in Reais	-	-	-	(3)	(622)	(1,181)
Price indexes	-	-	-	(106)	(13,739)	(25,648)
Exchange coupon	-	-	-	(2)	(308)	(603)
Foreign currency	-	-	-	106	2,656	5,312
Equities	3,966	99,152	198,303	6,695	167,386	334,772

						R$ thousands
	On December 31, 2022					
	Impact on income (1)			**Impact on shareholders' equity (1)**		
	1	2	3	1	2	3
Interest rate in Reais	-	-	-	(5)	(1,098)	(2,058)
Price indexes	-	(15)	(29)	(82)	(11,879)	(22,007)
Exchange coupon	-	-	-	(5)	(665)	(1,293)
Foreign currency	-	-	-	162	4,055	8,110
Equities	3,453	86,317	172,633	5,990	149,743	299,485

(1) Values net of taxes.

The sensitivity analyses were carried out based on the scenarios prepared for the dates shown, always taking into consideration market inputs available at the time and scenarios that would adversely impact our positions, in accordance with the scenarios below:

Scenario 1: Based on market information (B3, Anbima, etc.), stresses were applied for 1 basis point on the interest rate and 1.0% variation on prices;

Scenario 2: 25.0% stresses were determined based on market information; and

Scenario 3: 50.0% stresses were determined based on market information.

Financial instruments not measured at fair value

The table below summarizes the carrying amounts and the fair values of the financial assets and liabilities that were not presented in the consolidated statements of financial position at their fair value, classified using the hierarchical levels:

					R$ thousands
	On December 31, 2023				
	Fair Value				Book value
	Level 1	Level 2	Level 3	Total	
Financial assets (1)					
Loans and advances					
· Financial Institutions	-	205,228,671	-	205,228,671	205,102,659
· Customers	-	-	625,991,386	625,991,386	629,686,699
Securities at amortized cost	64,639,588	104,956,610	8,999,978	178,596,176	180,352,343
Financial liabilities					
Deposits from banks	-	-	332,089,303	332,089,303	323,422,783
Deposits from customers	-	-	599,473,510	599,473,510	621,934,680
Securities issued	-	-	226,021,936	226,021,936	244,966,258
Subordinated debt	-	-	52,423,119	52,423,119	50,337,854

					R$ thousands
	On December 31, 2022				
	Fair Value				Book value
	Level 1	Level 2	Level 3	Total	
Financial assets (1)					
Loans and advances					
· Financial Institutions	-	122,538,967	-	122,538,967	122,488,329
· Customers	-	-	650,606,365	650,606,365	663,303,328
Securities at amortized cost	100,636,000	98,998,877	9,728,838	209,363,715	214,651,905
Financial liabilities					
Deposits from banks	-	-	282,146,097	282,146,097	281,948,038
Deposits from customers	-	-	591,820,200	591,820,200	590,682,206
Securities issued	-	-	213,546,452	213,546,452	222,257,328
Subordinated debt	-	-	53,842,376	53,842,376	52,241,332

(1) The amounts of loans and advances are presented net of the allowance for impairment losses.

Below we list the methodologies used to determine the fair values presented above:

Loans and advances to financial institutions: Fair values were estimated for groups of similar loans based upon type of loan, credit quality and maturity. Fair value for fixed-rate transactions was determined by discounted cash flow estimates using interest rates approximately equivalent to our rates for new transactions based on similar contracts. Where credit deterioration has occurred, estimated cash flows for fixed and floating-rate loans have been reduced to reflect estimated losses.

Loans and advances to customers: The fair values for performing loans are calculated by discounting scheduled principal and interest cash flows through maturity using market discount rates and yield curves that reflect the credit and interest rate risk inherent to the loan type at each reporting date. The fair values for impaired loans are based on discounting cash flows or the value of underlying collateral.

The non-performing loans were allocated into each loan category for purposes of

calculating the fair-value disclosure. Assumptions regarding cash flows and discount rates are based on available market information and specific borrower information.

Bonds and securities at amortized cost: Financial assets are carried at amortized cost. Fair values are estimated according to the assumptions described in Note 2(d). See Note 9 regarding the amortized cost.

Deposits from banks and customers

The fair value of fixed-rate deposits with stated maturities was calculated using the contractual cash flows discounted with current market rates for instruments with similar maturities and terms. For floating-rate deposits, the carrying amount was considered to approximate fair value.

Funds from securities issued and Subordinated debt

Fair values were estimated using a discounted cash flow calculation that applies interest rates available in the market for similar maturities and terms.

40.6. Underwriting risk

Underwriting risk is the risk related to a possible loss event that may occur in the future and for which there is uncertainty over the amount of damages that result from it. The risk arises from an economic situation not matching the Company's expectations at the time of issuing its underwriting policy with regard to the uncertainties existing both in the definition of actuarial assumptions and in the constitution of technical provisions as well as for pricing and calculating premiums and contributions. In short, it refers to the risk of the frequency or severity of loss events or benefits exceeding the Company's estimates.

Historical experience shows that the larger the group of contracts with similar risks, the lower the variability in cash flows. In that way, the risk management process seeks to diversify insurance operations, aiming to excel at balancing the portfolio, and is based on the grouping of risks with similar characteristics in order to reduce the impact of individual risks.

Risk underwriting management is carried out by the Technical Superintendence and the policies of underwriting and acceptance of risks are periodically evaluated.

Uncertainties over estimated future claim payments

Claims are due as they occur, and the Organization must compensate all covered claims that occur during the term of the contract. The estimated cost of claims includes the direct expenses to be incurred in their settlement. Therefore, considering the uncertainties inherent to the process, the final settlement may be different from that initially planned.

Asset and liability management (ALM)

The Company periodically analyzes future cash flows on assets and liabilities held in portfolio ALM – Asset Liability Management. The method used for ALM analysis is to observe the sufficiency or insufficiency of the present value of the stream of assets in relation to the present value of the stream of liabilities, and the duration of assets in relation to that of liabilities. The aim is to verify that the situation of the portfolio of

assets and liabilities is balanced in order to honor the Company's future commitments to its insured persons.

The actuarial assumptions used to generate the flow of liabilities are in line with international actuarial practices and with the characteristics of the Company's product portfolio.

Risk management by product

The continuous monitoring the insurance contract portfolio enables us to track and adjust premiums practiced, as well as to assess the need for alterations. Other monitoring tools in use include: (i) sensitivity analysis, and (ii) algorithmic checks and corporate system notifications (underwriting, issuance and claims).

The main risks associated with Non-Life

The risks associated with Non-Life include, among others:

- Oscillations in the incidence, frequency and severity of the claims and the indemnifications of claims in relation to the expectations;
- Unpredictable claims arising from an isolated risk;
- Inaccurate pricing or inadequate underwriting of risks;
- Inadequate reinsurance policies or risk transfer techniques; and
- Insufficient or excessive technical provisions.

Generally, the Non-Life insurance underwritten by the Company is of short duration. The underwriting strategies and goals are adjusted by management and informed through internal guidelines and practice and procedure manuals.

The main risks inherent to the main Non-Life business lines are summarized as follows:

- Auto insurance includes, among other things, physical damage to the vehicle, loss of the insured vehicle, third-party liability insurance for vehicles and personal accident for passengers; and
- Business, home and miscellaneous insurance includes, among other things, fire risks (e.g. fire, explosion and business interruption), natural disasters (e.g., earthquakes, storms and floods), as well as liability insurance.

The main risks associated with life insurance and pension plans

Life insurance and Private Pension Plans are generally long-term in nature and, accordingly, various actuarial assumptions are used to manage and estimate the risks involved, such as: assumptions about returns on investments, longevity, mortality and persistence rates in relation to each business unit. Estimates are based on historical experience and on actuarial expectations.

The risks associated with life insurance and pension plans include:

- Biometric risks, which includes mortality experience, adverse morbidity, longevity and disability. The mortality risk may refer to policyholders living longer than expected (longevity) or passing away before expected. This is because some products pay a lump sum if the person dies, and others pay regular amounts while the policyholder is alive;
- Policyholder's behavior risks, which includes persistence rate experience. Low

persistence rates for certain products may result in less policies/private pension plan agreements remaining contracted to help cover fixed expenses and may reduce future positive cash flows of the underwritten business. A low persistence rate may affect liquidity of products which carry a redemption benefit. On the other hand, high persistence rates for deficit products can increase future losses of these products;
- Group Life-insurance risk results from exposure to mortality and morbidity rates and to operational experience worse than expected on factors such as persistence levels and administrative expenses; and
- Some Life and Pension Plan products have pre-defined yield guarantees, and thereby face risk from changes in financial markets, returns on investments and interest rates that are managed as a part of market risk.

The main risks associated with health insurance

The risks associated with health insurance include, among others:

- Variations in cause, frequency and severity of indemnities of claims compared to expectations;
- Unforeseen claims resulting from isolated risk;
- Incorrect pricing or inadequate subscription of risks; and
- Insufficient or overvalued technical provisions.

For individual health insurance, for which certain provisions are calculated based on expected future cash flows (difference between expected future claims and expected future premiums), there are a number of risks, in addition to those cited above, such as biometric risk, including mortality and longevity experience and the insured's behavioral risk, which covers persistency experience, as well as interest-rate risk that is managed as a part of market risk.

Risk management of non-life, life insurance and pension plans and health insurance

The Board for Risk Management, Internal Controls, Compliance, Privacy and Data Management Board monitors and evaluates risk exposure and is responsible for the development, implementation and review of policies that cover subscription. The implementation of these policies, the treatment of claims, reinsurance and the constitution of technical provisions of these risks are performed by the Techinacal Superintendent of Actuary and Statistics. The Technical Superintendencies developed mechanisms, such as the analysis of possible accumulations of risks based on monthly reports, which identify, quantify and manage accumulated exposure in order to keep it within the limits defined by internal policies.

For life insurance, pension plans and health insurance, the longevity risk is carefully monitored using the most recent data and tendencies of the environment in which the Company operates. Management monitors exposure to this risk and its capital implications in order to manage possible impacts, as well as the funding that the future business needs. Management adopts assumptions of continuous improvement in the future longevity of the population for the calculation of technical provisions, in order to anticipate and thus be covered by possible impacts generated by the improvement in the life expectancy of the insured/assisted population.

Persistency risk is managed through the frequent management of the Company's historical experience. Management has also established guidelines for the

management of persistency in order to monitor and implement specific initiatives, when necessary, to improve retention of policies.

The risk of elevated expenses is primarily monitored through the evaluation of the profitability of business units and the frequent monitoring of expense levels. Specifically, for life insurance and pension plans, mortality and morbidity risks are mitigated through the assignment of catastrophe reinsurance.

Risk Concentration

The Company operates throughout the national territory, and potential exposures to risk concentration are monitored through management reports where the results of insurance contracts sold by branch are observed. The table below shows the concentration of risks based on the values of insurance liabilities:

Insurance Liabilities	R$ thousands					
	On December 31					
	2023			2022		
	Gross	Reinsurance	Net of tax	Gross	Reinsurance	Net of tax
Non-Life	20,413,602	32,606	20,380,996	22,346,065	24,660	22,321,405
Life	268,521,941	-	268,521,941	304,335,063	-	304,335,063
Health (Health and Dental)	3,136,199	9,804	3,126,395	3,201,521	10,221	3,191,300
Pension plan	12,384,586	-	12,384,586	14,656,772	-	14,656,772

Sensitivity test

The purpose of the sensitivity test is to measure impacts, in the event of isolated, reasonably possible changes in assumptions inherent to the Organization's operations that may be affected due to the risk underwriting process and that are considered relevant on the balance sheet date.

As risk factors, the following premises were elected:

- Risk-free interest rate – represents the minimum level of profitability that can be taken for granted by the Organization. The test evaluated the impact of a reduction in the risk-free interest rate curve;
- Income Conversion – The test evaluated the impact of an increase in the income conversion ratio for annuity contracts;
- Longevity (Improvement) – represents an individual's life expectancy, based on their year of birth, their current age, and other demographic factors, including gender. The test evaluated the impact of an increase in the estimate of improvement in life expectancy for annuity contracts; and
- Loss ratio – is the main indicator of insurance contracts and is equivalent to the ratio between the expenses and the income that the Organization received for the contract. The test assessed the impact of an increase in claims.

Sensitivity test results

The table below shows the result of the impact on insurance liabilities for life insurance with survivorship coverage, pension plans and individual life insurance, considering variations in the previously mentioned assumptions:

			On December 31, 2023 - R$ thousand
Interest Rate - Variation of -5% (*)	**Gross**	**Reinsurance**	**Net**
Life	22,319,470	24,660	22,294,810
Pension Plans	304,289,046	-	304,289,046

(*) There was a change in the methodology in relation to the previous publication, so that in order to more adequately reflect the risk of the interest rate, it now only affects the projected profitability of the balances and does not affect the bottom-up rate, used to discount cash flows.

			On December 31, 2023 - R$ thousand
Conversion into Income - + 5 percentage points	**Gross**	**Reinsurance**	**Net**
Life	22,319,470	24,660	22,294,810
Pension Plans	304,400,582	-	304,400,582

			On December 31, 2023 - R$ thousand
Longevity (Improvement) - +0.002	**Gross**	**Reinsurance**	**Net**
Life	22,298,444	24,660	22,273,784
Pension Plans	304,502,134	-	304,502,134

For non-life insurance, life except individual life, and health including dental insurance, the table below shows the result of the impact on the Organization's income and shareholders' equity if there was an increase in the loss ratio by 1 percentage point in the last twelve months of the calculation base date:

				R$ thousands
Sensitivity	**Gross of reinsurance**		**Net of reinsurance**	
	On December 31, 2023	**On December 31, 2022**	**On December 31, 2023**	**On December 31, 2022**
Non-Life	(54,511)	(42,995)	(54,324)	(42,811)
Life	(34,000)	(32,770)	(33,811)	(32,636)
Health (Health and Dental)	(200,709)	(167,181)	(200,709)	(167,181)

Limitations of sensitivity analysis

Sensitivity analyses show the effect of a change in an important premise while other premises remain unchanged. In real situations, premises and other factors may be correlated. It should also be noted that these sensitivities are not linear and therefore greater or lesser impacts should not be interpolated or extrapolated from these results.

Sensitivity analyses do not take account of the fact that assets and liabilities are highly managed and controlled. Additionally, the Company's financial position may vary with any movement occurring in the market. For example, the risk management strategy aims to manage exposure to fluctuations in the market. As investment markets move through various levels, management initiatives may include sales of investments, altered portfolio allocations, and other protective measures.

Other limitations of the sensitivity analyses include the use of hypothetical market movements to show the potential risk, which only represents Management's view of possible market changes in the near future, which cannot be foreseen with certainty,

and they also assume that all interest rates move in the same manner.

Credit risk

Credit risk consists of the possible occur of losses in value of financial assets and reinsurance assets, because of noncompliance, by the counterparty, of its financial obligations according to agreed terms with the Company.

This risk may materialize in different ways, among others.

- Losses arising from delinquency, due to lack of payment of the premium or of the installments by the insured person;
- Possibility of any issuer of financial asset not making the payment on the due date or the amortizations provided for each security; and
- Inability or unfeasibility of recovery of commissions paid to brokers when policies are canceled.

Credit risk management

The Company performs various sensitivity analyses and stress tests as tools for management of financial risks. The results of these analyses are used for risk mitigation and to understand the impact on the results and the shareholders' equity of the Company in normal conditions and in conditions of stress. These tests take into account historical scenarios and scenarios of market conditions provisioned for future periods, and their results are used in the process of planning and decision making, as well as the identification of specific risks arising on financial assets and liabilities held by the Company. The management of credit risk for reinsurance operations includes monitoring of exposures to credit risk of individual counterparts in relation to credit ratings by risk assessment companies, such as Am Best, Fitch Ratings and Standard & Poor's and Moody's. The reinsurers are subject to a process of analysis of credit risk on an ongoing basis to ensure that the goals of the mitigation of credit risk will be achieved.

In that sense, credit risk management in the Company is a continuous and evolving process including the mapping, development, evaluation and diagnosis of existing models, instruments and procedures that requires a high level of discipline and control in the analysis of operations to preserve the integrity and independence of processes. It is a process carried out at the corporate level using structured, independent internal procedures based on proprietary documentation and reports, assessed by the risk management structures of the Company and Banco Bradesco, and based on the gradual deployment of internal models for the determination, measurement and calculation of capital.

Meetings are held quarterly of the Executive Committee for Risk Management of Grupo Bradesco Seguros, of the Executive Committee of Investments and, monthly, of the Internal Meeting of Asset Allocation by the area of Investment Management of Bradesco Seguros S.A. for the deliberative negotiations, possessing the functions, which are necessary for the regulatory/improvement requirement in the processes of management.

Reinsurance policy

No matter how conservative and selective insurers are in the choice of their partners, the purchase of reinsurance presents, naturally embedded in its operation, a credit risk.

The Bradesco Company's policy for purchasing reinsurance and approval of reinsurers are the responsibility of the Board of Executive Officers, observing to the minimum legal requirements and regulations, some of them aimed at minimizing the credit risk intrinsic to the operation, and considering the shareholders' equity consistent with amounts transferred.

Another important aspect of managing reinsurance operations is the fact that the Company aims to work within its contractual capacity, thereby avoiding the frequent purchases of coverages in optional agreements and higher exposures to the credit risk.

Practically, all property damage portfolios, except automotive, are hedged by reinsurance which, in most cases, is a combination of proportional and non-proportional plans by risk and/or by event.

Currently, part of the reinsurance contracts (proportional and non-proportional) are transferred to IRB Brasil Resseguros S.A. Some admitted reinsurers participate with lower individual percentages, but all have minimum capital and rating higher than the minimum established by the Brazilian legislation, which, in Management's judgment, reduces the credit risk.

Exposure to insurance credit risk

Management believes that maximum exposure to credit risk arising from premiums to be paid by insured parties is low, since, in some cases, coverage of claims may be canceled (under Brazilian regulations), if premiums are not paid by the due date. Exposure to credit risk for premium receivables differs between risks yet to be incurred and risks incurred, since there is higher exposure on incurred-risk lines for which coverage is provided in advance of payment of the insurance premium.

The Company is exposed to concentrations of risk with individual reinsurance companies, due to the nature of the reinsurance market and strict layer of reinsurance companies with acceptable loan ratings. The Company manages the exposures of its reinsurance counterparties, limiting the reinsurance companies that may be used, and regularly assessing the default impact of the reinsurance companies.

Operational risk

Operational risk is the possibility of losses resulting from failure, deficiency or inadequacy of internal processes, people and systems, or resulting from fraud or external events, including legal risk and excluding risks arising from strategic decisions and image of the Organization.

Operational risk management

The Organization approaches operational risk management as a process of continuous improvement, aiming to monitor the dynamic evolution of the business and minimize the existence of gaps that could compromise the quality of this management.

The entire Corporate Governance process for operational risk management is monitored quarterly by the executive committees of Grupo Bradesco Seguros and Banco Bradesco, each with its own specificity, having, among others, the following responsibilities:

- Periodic assessment of operational risks faced and the adequacy of controls and procedures to address the identified risks and their mitigation;
- Development of the Operational Loss Database (DOLD) for reporting operational losses and corrective actions;
- Training and dissemination of the internal control culture;
- Ensure compliance with the Organization's operational risk management and business continuity policies;
- Ensure the effectiveness of the Organization's operational risk and business continuity management process;
- Approve and review definitions and criteria, mathematical and statistical modeling and calculations relating to the amount of capital allocation;
- Evaluate and submit for validation by the Executive Risk Management Committee, with reporting to specific committees, the policy, structure, roles, procedures and responsibilities of the dependencies involved in the process, as well as the reviews carried out annually; and
- Ethical standards.

Within this scenario, the Organization has mechanisms for evaluating its Internal Controls system to provide reasonable security regarding the achievement of its objectives in order to avoid the possibility of loss caused by non-observance, violation or non-compliance with internal rules and instructions. The internal control environment also contributes to operational risk management, in which the risk map is regularly updated based on self-assessments of risks and controls.

40.7. Operational risk

Operational risk is represented by the possibility of losses resulting from external events or failure, deficiency or inadequacy of internal processes, people or systems. This definition includes the legal risk associated with inadequacy or deficiency in contracts signed by the Organization, sanctions due to non-compliance with legal provisions and compensation for damages to third parties arising from the activities carried out by the Organization.

Operational Risk Management Process

The Organization adopts the Three Lines model, which consists of identifying and assigning specific responsibilities to the Premises so that the essential tasks of operational risk management are carried out in an integrated and coordinated manner. To this end, the following activities are carried out:

• Identify, assess and monitor the operational risks inherent to the Organization's activities;

• Evaluate the operational risks inherent to new products, services and partners in order to adapt them to legislation and procedures and controls;

• Mapping and capture operational loss records to compose the database operational

risk and manage them in line with the Organization's appetite;

• Provide analyzes that provide quality information to the Premises, with a view to improving operational risk management;

• Evaluate scenarios and indicators for the purpose of composing the economic capital and improving the Organization's risk maps;

• Assess and calculate the need for regulatory and economic capital for operational risk; and

• Ensure the existence of governance procedures for reporting operational risk and its main aspects in order to support the Organization's strategic decisions.

These procedures are supported by a system of internal controls, being independently certified as to their effectiveness and execution, in order to meet the risk appetite limits established by the Organization.

41) SUPPLEMENTARY PENSION PLANS

Bradesco and its subsidiaries sponsor a private defined contribution pension for its employees, including management, that allows financial resources to be accumulated by participants throughout their careers by means of employee and employer contributions and invested in an Exclusive Investment Fund (FIE). The plan is managed by Bradesco Vida e Previdência S.A. and BRAM – Bradesco Asset Management S.A. DTVM is responsible for the financial management of the FIEs funds.

The supplementary pension plan counts on contributions from employees and managers of Bradesco and its subsidiaries equivalent to at least 4% of the salary by employees and, 5% of the salary, plus the percentage allocated to covers of risk benefits (invalidity and death) by the company. Actuarial obligations of the defined contribution plan are fully covered by the plan assets of the corresponding FIE. In addition to the plan, in 2001, participants who chose to migrate from the defined benefit plan are guaranteed a proportional deferred benefit, corresponding to their accumulated rights in that plan. For the active participants, retirees and pensioners of the defined benefit plan, now closed to new members, the present value of the actuarial obligations of the plan is fully covered by guarantee assets.

Kirton Bank S.A. Banco Múltiplo and Ágora Corretora de Seguros S.A. sponsor supplementary pension plans in the variable contribution and defined benefit modalities, through the Baneb Social Security Foundation – Bases, for Baneb employees.

Banco Bradesco S.A. sponsors a supplementary pension plan in the variable contribution format, through Caixa de Assistência e Aposentadoria dos Funcionários do Banco do Estado do Maranhão (Capof), to employees originating from Banco BEM S.A.

Banco Bradesco S.A. sponsors a supplementary pension plan in the defined benefit format through Caixa de Previdência Privada Bec – Cabec for employees of Banco do Estado do Ceará S.A.

Banco Bradesco S.A., Kirton Bank S.A. Banco Múltiplo, Bradesco Capitalização S.A., Bradescor Corretora de Seguros Ltda., Bradesco Kirton Corretora de Câmbio S.A. and Bradesco Seguros S.A. sponsor a supplementary pension plan in the defined benefit modality, through Multibra Fundo de Pensão, for employees from Banco Bamerindus do Brasil S.A..

Banco Bradesco S.A. also took on the obligations of Kirton Bank S.A. Banco Múltiplo with regard to Life Insurance, Health Insurance Plans, and Retirement Compensation for employees coming from Banco Bamerindus do Brasil S.A., as well the Health Plan of employees from Lloyds.

Bradesco and its subsidiaries, as sponsors of these plans, considering economic and actuarial studies, calculated their actuarial commitments using the real interest rate and acknowledged in their financial statements the obligation due. The assets of Pension Plans are invested in compliance with the applicable legislation (government securities and private securities, listed company shares and real estate properties). Below are the main assumptions used by the independent actuary in the actuarial assessment of our plans:

Risk factors	On December 31	
	2023	2022
Nominal discount rate	3.50% - 10.09% p.a.	3.50% - 9.72% p.a.
Nominal rate of future salary increases	3.50% p.a.	3.50% p.a.
Nominal growth rate of social security benefits and plans	3.50% p.a.	3.50% p.a.
Initial rate of growth of medical costs	7.54% - 7.64% p.a.	7.64% - 7.85% p.a.
Inflation rate	3.50% p.a.	3.50% p.a.
Biometric table of overall mortality	AT 2000 and BR-EMS	AT 2000 and BR-SEM
Biometric table of entering disability	Per plan	Per plan
Expected turnover rate	-	-
Probability of entering retirement	100% in the 1ª eligibility to a benefit by the plan	100% in the 1ª eligibility to a benefit by the plan

Considering the above assumptions, the present value of the actuarial obligations of the benefit plans and of its assets to cover these obligations, is represented below:

	R$ thousands			
	Retirement Benefits		Other post-employment benefits	
	Year ended on December 31		Year ended on December 31	
	2023	2022	2023	2022
(i) Projected benefit obligations:				
At the beginning of the year	**2,740,903**	**2,998,669**	**800,535**	**841,118**
Cost of current service	284	341	-	-
Interest cost	252,694	242,675	75,344	70,781
Participant's contribution	473	546	-	-
Actuarial gain/(loss) (1)	69,201	(158,724)	28,890	(72,297)
Transfers	16,460	-	-	-
Past service cost - plan changes	(3,814)	-	-	-
Early elimination of obligations	(12,647)	(82,532)	-	-
Benefit paid	(268,600)	(260,072)	(47,422)	(39,067)
At the end of the year	**2,794,954**	**2,740,903**	**857,347**	**800,535**
(ii) Plan assets at fair value:				
At the beginning of the year	**2,467,755**	**2,554,827**	**-**	**-**
Expected earnings	227,227	206,439	-	-
Actuarial gain/(loss) (1)	(56,554)	34,067	-	-
Contributions received:				
- Employer	31,526	26,283	-	-
- Employees	473	546	-	-
Transfers	16,460	-	-	-
Early elimination of obligations	(16,460)	(94,745)	-	-
Benefit paid	(268,421)	(259,662)	-	-
At the end of the year	**2,402,006**	**2,467,755**	**-**	**-**
(iii) Changes in the unrecoverable surplus:				
At the beginning of the year	**60,861**	**7,452**	**-**	**-**
Interest on the irrecoverable surplus	5,644	671	-	-
Change in irrecoverable surplus (1)	(8,566)	52,738	-	-
At the end of the year	**57,939**	**60,861**	**-**	**-**
(iv) Financed position:				
Deficit plans (2)	**450,887**	**334,009**	**857,347**	**800,535**
Net balance	**450,887**	**334,009**	**857,347**	**800,535**

(1) In the year ended December 31, 2023, the remeasurement effects recognized in Other Comprehensive Income, totaled R$80,348 thousand, (R$(116,798) thousand in 2022), net of tax effects; and

(2) Bradesco and its subsidiaries, as sponsors of said plans, considering an economic and actuarial study, calculated their actuarial commitments and recognize in their financial statements the actuarial obligation due.

The net cost/(benefit) of the Pension Plans recognized in the consolidated statement of income includes the following components:

	R$ - thousand	
	Year ended on December 31	
	2023	2022
Projected benefit obligations:		
Cost of service	241	12,554
Cost of interest on actuarial obligations	327,894	313,497
Expected earnings from the assets of the plan	(227,217)	(206,439)
Interest on irrecoverable surplus	5,642	671
Net cost/(benefit) of the pension plans	106,560	120,283

As of December 31, 2023, the maturity profile of the present value of the obligations of the defined benefit plans for the next years:

	R$ thousands	
	Retirement Benefits	Other post-employment benefits
Weighted average duration (years)	9.47	9.29
2024	262,261	259,278
2025	267,610	273,014
2026	272,036	277,903
2027	276,175	282,232
2028	279,100	286,256
After 2029	1,423,064	1,466,040

In 2024, contributions to defined-benefit plans are expected to total R$37,740 thousand.

The long-term rate of return on plan assets is based on the following:

- Medium to long-term expectations of the asset managers; and
- Public and private securities, with short to long-term maturities which represent a significant portion of the investment portfolios of our subsidiaries, the return on which is higher than inflation plus interest.

The assets of pension plans are invested in compliance with the applicable legislation (government securities and private securities, listed company shares and real estate properties) and the weighted-average allocation of the pension plan's assets by category is as follows:

	On December 31					
	Assets of the Alvorada Plan		Assets of the Bradesco Plan		Assets of the Kirton Plan	
	2023	2022	2023	2022	2023	2022
Asset categories						
Equities	-	-	6.6%	7.6%	-	-
Fixed income	93.2%	93.2%	87.5%	86.7%	100.0%	100.0%
Real estate	4.9%	5.0%	2.1%	1.5%	-	-
Other	1.9%	1.8%	3.8%	4.2%	-	-
Total	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Below is the sensitivity analysis of the benefits plan obligations, showing the impact on the actuarial exposure (7.54% – 9.42% p.a.) assuming a change in the discount rate and medical inflation by 1 b.p.:

Rate	Discount rate/Medical inflation rate	Sensitivity Analysis	Effect on actuarial liabilities	Effect on the present value of the obligations
Discount rate	10.25% - 10.42%	Increase of 1 p.p.	reduction	(292,102)
Discount rate	8.25% - 8.42%	Decrease of 1 p.p.	increase	339,838
Medical Inflation	8.54% - 8.64%	Increase of 1 p.p.	increase	82,069
Medical Inflation	6.54% - 6.64%	Decrease of 1 p.p.	reduction	(70,188)

Bradesco, in its offices abroad, provides pension plans for its employees and managers, in accordance with the standards established by the local authorities, which allows the accrual of financial resources during the professional career of the participant.

Total expenses with contributions made, for the year ended December 31, 2023, were R$1,219,739 thousand (R$1,196,202 thousand in 2022).

42) OTHER INFORMATION

a) On November 16, 2022, Law No. 14,467 was enacted, in full conversion of Provisional Measure No. 1,128/22, which establishes new rules for the deductibility of credit losses resulting from the activities of financial institutions and other institutions authorized to operate by the Central Bank of Brazil, in the calculation of profits subject to income tax and CSLL, coming in to effect as of January 1, 2025, where we highlight the rules: i) application of factors for the deduction of defaulted operations (operation overdue for more than ninety days); and ii) losses on January 1, 2025, related to credits that are in default on December 31, 2024, which have not been deducted by that date, can only be excluded in determining the taxable income and the calculation basis of the CSLL, at the rate of one-thirty-sixths for each month of the calculation period, starting in April 2025.

b) On August 31, 2023, Bradesco informed its shareholders that the company Atlântica (an indirect subsidiary of the Insurance Group) entered into an Agreement for Investment, Purchase and Sale of Shares and other Covenants with Hospital Santa Lúcia S.A. for the acquisition of 20% of the capital of Grupo Santa. The transaction is aligned with Atlântica's strategy of investing in the healthcare sector's value chain and completion is subject to compliance with certain suspensive conditions usual in operations of this nature, including due regulatory approvals.

c) On December 21, 2023, Bradesco informed its shareholders that Atlântica Hospitais e Participações S.A. ("Atlântica"), a company focused on investing in hospitals, an indirect subsidiary of Bradesco and Bradseg Participações S.A. (part of the Bradesco Seguros Group), entered into, on this date, an Investment Agreement with Hospital Mater Dei S.A. ("Mater Dei") for the development and operation of a new general hospital in São Paulo. Atlântica will have 51% of the company to be formed ("SPE"), and Mater Dei, which will be responsible for the medical and administrative management of the hospital, will have 49%. The transaction is aligned with Atlântica's strategy of investing in the healthcare sector's value chain through partnerships with players established in the operation of hospitals and is subject to compliance with certain suspensive conditions usual in operations of this nature, including the necessary regulatory approvals.

d) On December 20, 2023, the Constitutional Amendment No. 132 was enacted, establishing the Consumption Tax Reform. This is intended to simplify and modernize the tax system, and to boost the country's economy by eliminating the complexity of the current tax system. The key change is the creation of the Tax on Goods and Services (IBS) that will replace PIS and Cofins contributions, and the Contribution on Goods and Services (CBS) replacing ISS and ICMS. The new taxes are broadly non-cumulative and will have single and uniform legislation throughout the country. To implement the changes, the National Congress needs to approve Supplementary Laws to regulate the Constitutional Amendment. The texts of the regulations are expected to be sent to Congress by the Executive Branch in the first half of 2024. To implement the Tax Reform, there will be a transition phase that will last from 2026 to 2032. The Bank has been following the discussions on this matter and awaits the finalized regulations for an accurate assessment of the impacts resulting from this Constitutional Amendment.

e) On February 05, 2024, Bradesco informed its shareholders that its indirect subsidiary, Quixaba Empreendimentos e Participações Ltda ("Quixaba") and BB Elo Cartões Participações S.A. ("BB Elo" and, jointly with BB Elo, the "Controlling Shareholders"), sent a notice to Cielo S.A. - Instituição de Pagamento ("Company") informing of their decision to proceed with the conversion of the Company's publicly-held company registration from category "A" to "B" issuer, with its consequent delisting from the special listing segment called Novo Mercado of B3 S.A. - Brasil, Bolsa, Balcão ("B3"), through the launch of a unified tender offer for the acquisition of common shares for both, the conversion of the Company's registration as a publicly-held company from category "A" to "B" and the delisting from the special listing segment, in accordance with the applicable legislation and the Company's bylaws ("Tender Offer"). The request for registration of the Tender Offer will be made according to the regulatory deadline.

The Tender Offer will be launched by (i) the Controlling Shareholders and by the companies (ii) Elo Participações Ltda. ("Elo Participações"), (iii) Alelo Instituição de Pagamento S.A. ("Alelo") and (iv) Livelo S.A. ("Livelo" and, jointly with the Controlling Shareholders, Elo Participações and Alelo, the "Offerors"), indirect subsidiaries of Bradesco and Banco do Brasil S.A. (direct controller of BB Elo), for the acquisition of up to all the ordinary shares issued by the Company, except for those held by the Offerors, the Controlling Shareholders, directly or indirectly, and those held in treasury ("Tender Offer Shares"), on a unified basis for the purposes of (i) converting the Company's registration as a category "A" public company to "B"; and (ii) delisting the Company from the special listing segment called Novo Mercado of B3. The price offered for each Tender Offer Shares will be R$5,35.

The Tender Offer depends on the fulfillment of certain conditions, including applicable legal and regulatory approvals from the competent governmental authorities. The other terms and conditions of the Tender Offer will be made available to the market in due course, in accordance with the applicable rules.

Reporting Date February 06, 2024

Board of Directors

Chairman
Luiz Carlos Trabuco Cappi

Vice Chairman
Alexandre da Silva Glüher

Members
Denise Aguiar Alvarez
Milton Matsumoto
Maurício Machado de Minas
Samuel Monteiro dos Santos Junior - Independent Member
Walter Luis Bernardes Albertoni - Independent Member
Paulo Roberto Simões da Cunha - Independent Member
Rubens Aguiar Alvarez
Denise Pauli Pavarina - Independent Member
* Octavio de Lazari Junior

Board of Executive Officers

Chief Executive Officer
Marcelo de Araújo Noronha

Executive Vice-Presidents
Cassiano Ricardo Scarpelli
Rogério Pedro Câmara
Moacir Nachbar Junior
José Ramos Rocha Neto
Guilherme Muller Leal
Bruno D´Avila Melo Boetger

Executive Officers

João Carlos Gomes da Silva
Roberto de Jesus Paris
Oswaldo Tadeu Fernandes
Edilson Dias dos Reis
Juliano Ribeiro Marcílio
André Luis Duarte de Oliveira
Cintia Scovine Barcelos de Souza
Fernando Freiberger
José Augusto Ramalho Miranda
Marcos Valério Tescarolo
Renata Geiser Mantarro
* Vinicius Urias Favarão

Officers
Ademir Aparecido Correa Junior
André Bernardino da Cruz Filho
André Ferreira Gomes
Antonio Daissuke Tokuriki
Carlos Wagner Firetti
Fernando Antônio Tenório
Fernando Honorato Barbosa
José Gomes Fernandes
Julio Cardoso Paixão
Layette Lamartine Azevedo Junior
Leandro José Diniz
Manoel Guedes de Araujo Neto
Roberto Medeiros Paula
Affonso Correa Taciro Junior
Aires Donizete Coelho
Alessandro Zampieri
Alexandre Cesar Pinheiro Quercia
Alexandre Panico
* André Costa Carvalho
André David Marques
Antonio Campanha Junior
Bráulio Miranda Oliveira
* Bruno Funchal
Carlos Henrique Villela Pedras
Carlos Leibowicz
Clayton Neves Xavier
Cristina Coelho de Abreu Pinna
Daniela Pinheiro de Castro
Danilo Luis Damasceno
Fábio Suzigan Dragone
Francisco Armando Aranda
Jeferson Ricardo Garcia Honorato
José Leandro Borges
Juliana Laham
Julio Cesar Joaquim
Leandro Karam Correa Leite
* Luiz Philipe Roxo Biolchini
Marcelo Sarno Pasquini
Marcos Daniel Boll
Marina Claudia González Martin de Carvalho
Mateus Pagotto Yoshida
Nairo José Martinelli Vidal Júnior
Nathalia Lobo Garcia Miranda
Nilton Pereira dos Santos Junior
* Rafael Forte Araújo Cavalcanti
* Ricardo Eleutério da Silva
Roberto França
Romero Gomes de Albuquerque
Rubia Becker
Ruy Celso Rosa Filho
Telma Maria dos Santos Calura
Vasco Azevedo
* Vinicius Panaro

Regional Officers
Altair Luiz Guarda
Amadeu Emilio Suter Neto
André Vital Simoni Wanderley
César Cabús Berenguer Silvany
Deborah D'Avila Pereira Campani Santana
Delvair Fidêncio de Lima
Edmir José Domingues
Hebercley Magno dos Santos Lima
José Roberto Guzela
Marcelo Magalhães
Marcos Alberto Willemann
Nelson Pasche Junior
Paulo Roberto Andrade de Aguiar
Rogerio Huffenbaecher

Committees Subordinated to the Board of Directors

Statutory Committees

Audit Committee
Alexandre da Silva Glüher - Coordinator
Amaro Luiz de Oliveira Gomes – Qualified Member
Paulo Ricardo Satyro Bianchini
José Luis Elias

Remuneration Committee
Alexandre da Silva Glüher - Coordinator
Maurício Machado de Minas
Samuel Monteiro dos Santos Junior
Fabio Augusto Iwasaki (Non-Manager)

Non-Statutory Committees

Ethics Integrity and Conduct Committee
Milton Matsumoto – Coordinator
Alexandre da Silva Glüher
Maurício Machado de Minas
Walter Luis Bernardes Albertoni
Rubens Aguiar Alvarez
Octavio de Lazari Junior
Marcelo de Araújo Noronha
Cassiano Ricardo Scarpelli
Rogério Pedro Câmara
Moacir Nachbar Junior
José Ramos Rocha Neto
Juliano Ribeiro Marcílio
Ivan Luiz Gontijo Júnior
Clayton Neves Xavier

Risk Committee
Maurício Machado de Minas - Coordinator
Milton Matsumoto
Samuel Monteiro dos Santos Junior
Paulo Roberto Simões da Cunha

Nomination and Succession Planning Committee
Luiz Carlos Trabuco Cappi – Coordinator
Alexandre da Silva Glüher
Milton Matsumoto
Maurício Machado de Minas
Octavio de Lazari Junior

Sustainability and Diversity Committee
Milton Matsumoto - Coordinator
Luiz Carlos Trabuco Cappi
Alexandre da Silva Glüher
Denise Aguiar Alvarez
Maurício Machado de Minas
Walter Luis Bernardes Albertoni
Denise Pauli Pavarina
Octavio de Lazari Junior
Marcelo de Araújo Noronha
Cassiano Ricardo Scarpelli
Rogério Pedro Câmara
Moacir Nachbar Junior
José Ramos Rocha Neto
Carlos Wagner Firetti
Marcelo Sarno Pasquini

Strategic Committee
Alexandre da Silva Glüher - Coordinator
Maurício Machado de Minas
Samuel Monteiro dos Santos Junior
Denise Pauli Pavarina
Octavio de Lazari Junior

Committee Subordinated to the Chief Executive Officer

Disclosure Executive Committee
Carlos Wagner Firetti - Coordinator
Marcelo de Araújo Noronha
Cassiano Ricardo Scarpelli
Rogério Pedro Câmara
Moacir Nachbar Junior
José Ramos Rocha Neto
Roberto de Jesus Paris
Oswaldo Tadeu Fernandes
Ivan Luiz Gontijo Júnior
Antonio Campanha Junior

Fiscal Council

Sitting Members
José Maria Soares Nunes
Joaquim Caxias Romão
Vicente Carmo Santo
Mônica Pires da Silva
Ava Cohn

Deputy Members
Frederico William Wolf
Artur Padula Omuro
Luiz Eduardo Nobre Borges
Eduardo Badyr Donni

Ombudsman Department
Nairo José Martinelli Vidal Júnior - Ombudsman

General Accounting Department
Vinicius Panaro
Accountant – CRC 1SP324844/O-6

* appointment/election pending approval by BACEN, consequently they did not take office

Board of Directors and Shareholders of
Banco Bradesco S.A.
Osasco – SP

Opinion

We have audited the consolidated financial statements of Banco Bradesco S.A. ("Bradesco"), which comprise the consolidated statement of financial position as of December 31, 2023 and the respective consolidated statements of income, comprehensive income, changes in equity and cash flows for the year then ended, and notes, including material accounting policies and other clarifying information.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of Banco Bradesco S.A as of December 31, 2023, and of its consolidated financial performance and its consolidated cash flows, for the year then ended, in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB).

Basis for opinion

We conducted our audit in accordance with Brazilian and International Standards on Auditing. Our responsibilities under those standards, are further described in the "Auditor's Responsibilities for the Audit of the Consolidated Financial Statements" section of our report. We are independent of Bradesco and its subsidiaries in accordance with the relevant ethical requirements included in the Accountant´s Professional Ethics Code and the professional standards issued by the Brazilian Federal Accounting Council and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key Audit Matters

Key audit matters are those that, in our professional judgment, were of most significance in our audit of the consolidated financial statements of the current period. These matters were treated in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and, therefore, we do not express a separate opinion on these matters.

Assessment of the allowance for expected credit losses on loans and advances to customers, loan commitments, financial guarantees, financial assets at fair value through other comprehensive income and securities at amortized cost

As discussed in notes nº 2d viii, 4, 8d, 9c, 10, 11, 38 e 40.2 to the consolidated financial statements, Bradesco has R$ 58,944,950 thousand of allowance for expected credit losses (ECL) related to loans and advances to customers and securities at amortized cost, loan commitments, financial guarantees and financial assets at fair value through other comprehensive income (FVOCI), as of December 31, 2023. Bradesco recognizes a lifetime ECL for those contracts that have experienced a Significant Increase in Credit Risk (SICR - *Significant Credit Risk*) since initial recognition or are credit impaired, and a 12-month ECL for all other contracts. Bradesco calculates ECL either on a group basis, using models, or, for certain significant exposures, on an individual basis, estimating the future cash flows including the value of related collateral. To calculate ECL on a group basis Bradesco segregates the portfolio of contracts on the basis of shared credit risk characteristics and uses estimates of the Probability of Default (PD), the Loss Given Default (LGD) and the Exposure at Default (EAD) as well as estimates of the impact of projections of future economic conditions.

We identified the assessment of the ECL as a key audit matter. The estimation of ECL involved significant measurement uncertainty, primarily as a result of the complexity of the models and the quantity and subjectivity of the assumptions. These included: the overall ECL methodology, inclusive of the methodologies and assumptions used to estimate the PDs, EADs and LGDs; the future macroeconomic scenarios; the identification of a SICR (stage 2) and exposures that are credit impaired (stage 3); and, for ECL calculated on an individual basis, the expected cash flows including the related collateral valuation.

How our audit approached this matter
The following are the primary procedures we performed to address this key audit matter:

- We evaluated the design and tested the operating effectiveness of certain internal controls related to the process for calculating the ECL. This included controls related to: (i) the development and approval of the ECL methodology; (ii) the determination of the methodologies and assumptions used to estimate PD, EAD, LGD and the future macroeconomic scenarios; (iii) the validation of models used to calculate the ECL; (iv) the calculation of the ECL estimate; and (v) the projection of expected cash flows, including related collateral values, for ECL calculated on an individual basis.

- We involved credit risk professionals with specialized skills and knowledge, who assisted in: (i) assessing Bradesco's ECL methodology for compliance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB); (ii) testing the accuracy of Bradesco's PDs, EADs and LGDs using Bradesco's historical data and defined methodologies; (iii) analyzing whether the contracts are segmented by shared credit risk characteristics for the estimation of PD by observing historical correlation; and (iv) evaluating the relevance of the macroeconomic variables considered in the future scenarios by analyses of regression and historical correlation; and

- We compared the consider indices projected by Bradesco in the future macroeconomic scenarios with independent third-party projections. Recalculate the amount of expected credit loss, based on the PDs, LGDs and EADs. For a selection of contracts, we evaluated the ECL calculated on an individual basis, including the assessment of expected cash flows and related collateral. For a sample of contracts, we assessed the adherence to internal policies in the identification of SICR and the classification of financial instruments in stages 2 and 3.

Based on the evidence obtained through the procedures summarized above, we consider the ECL to be adequate in the context of the consolidated financial statements taken as a whole, for the period and year ended December 31, 2023.

Evaluation of the measurement of provisions and the disclosure of contingent liabilities - tax, civil and labor lawsuits
As discussed in notes 2j, 4 and 22 to the consolidated financial statements, Bradesco is a defendant in tax, civil and labor lawsuits for which it has provisions of R$ 7,059,304 thousand, R$ 8,587,613 thousand and R$ 4,622,138 thousand, respectively.

The provisions for tax lawsuits, such as those related to the legality and constitutionality of certain taxes. The provisions for civil lawsuits include certain indemnity claims for alleged moral and economic damages arising from the Bradesco's actions in the course of providing banking products and services, including the submission of information about non-payment by debtors to credit bureaus, adjustments for inflation on savings account balances due to the implementation of economic plans by the Federal Government and certain other specific civil lawsuits. In each case, the Bradesco applies judgment to determine the likelihood of loss and

estimate the amount involved. For labor lawsuits, Bradesco used a model that considers, assessment in groups of the lawsuit entry date (before or after the labor reform), the average amount of payments over a twelve-month period and inflation adjustment, to calculate the average loss for each group of labor lawsuits.

We identified the evaluation of the measurement of provisions and the disclosure of contingent liabilities for certain tax and civil lawsuits and for labor lawsuits as a key audit matter. The evaluation required challenging auditor judgment due to the subjective nature of the estimates, judgments and assumptions made by Bradesco. In the case of the tax and civil lawsuits, those estimates, judgments and assumptions related to estimating the likelihood of loss and the amount of any such loss, and, in the case of labor lawsuits, they related to the segregations used in the model and the historical observation period.

How our audit approached this matter
The following are the primary procedures we performed to address this key audit matter:

- We evaluated the design and tested the operating effectiveness of certain internal controls related to the evaluation and measurement of the provisions and disclosures for tax, civil and labor lawsuits. This included controls related to: (i) the assessment of information received from external and internal legal advisors on tax, civil and labor lawsuits; and (ii) the development and approval of the models and assumptions used to measure the provision for labor liabilities;

- We obtained and evaluated the confirmation received directly from Bradesco's external legal advisors for tax lawsuits, which included an assessment of the likelihood of loss and an estimate of the amount of the loss, as well as assessments of the likelihood of loss and risk measurement received from internal legal advisors. for certain civil processes. We compared these assessments and estimates with those used by Bradesco and and considered historical data and information related to the lawsuits in question as well as to other similar lawsuits in order to evaluate the provisions and disclosures made in relation to these matters;

- We involved tax professionals with specialized skills and knowledge, who assisted in the assessment of the likelihood and estimate of loss of certain specific tax lawsuits based on the technical merits of the Bradesco's position and the supporting documentation; and

- For the labor lawsuits, we: (i) evaluated the length of the historical observation period used by Bradesco by comparing it to the results of using alternative periods; (ii) tested the accuracy of the segregations used in the model; and (iii) tested the accuracy of the model using historical data and defined methodologies. For civil and labor lawsuits, we tested the sufficiency of the provision by comparing actual disbursement in the period to the amount provided for at the previous period end.

Based on the evidence obtained through the procedures summarized above, we consider the measurement of provisions and the disclosure of tax, civil and labor contingent liabilities to be adequate, in the context of the consolidated financial statements taken as a whole for the year ended on December 31, 2023.

Assessment of the recoverability of deferred tax assets
As discussed in notes 2p, 4 and 37c to the consolidated financial statements Bradesco has R$ 98,276,478 thousand of deferred tax assets as of December 31, 2023. Bradesco recognizes these deferred tax assets to the extent that it is probable that future taxable profits will be available against which the carry-forward losses can be utilized.

Bradesco's estimates of future taxable profits are based on its business plans and budgets which require Bradesco to make a number of assumptions related to future events and conditions. Changes in certain assumptions about the future, such as growth rates of the principal lines of business, interest rates and foreign exchange rates, could have a significant impact on these estimates and, consequently, on the recoverability of deferred tax assets.

We identified the assessment of the recoverability of deferred tax assets as a key audit matter. The evaluation of the estimates of future taxable profit and the underlying assumptions required subjective auditor judgment because of the sensitivity of the estimate to minor changes in the assumptions and the degree of subjectivity associated with those assumptions.

How our audit approached this matter
The following are the primary procedures we performed to address this key audit matter:

- We evaluated the design and tested the operating effectiveness of certain internal controls over the process to estimate future taxable profits. This included controls related to the development and approval of key assumptions for the budget and the final estimates of future taxable profits.

- We involved corporate finance professionals with specialized skills and knowledge, who assisted the evaluation of the reasonability, including growth rates of the principal lines of business, interest rates and foreign exchange rates underlying Bradesco's estimate of future taxable profits. We evaluated Bradesco's ability to accurately project taxable profits by comparing the estimated taxable profits for the period then ended December 31, 2023 made in the prior year with actual taxable profits in 2023.

- In addition, we tested the mathematical calculations included in the technical study of realization of the respective deferred tax assets and the disclosures made by Bradesco in the consolidated financial statements.

Based on the evidence obtained through the procedures summarized above, we consider the assessment of recoverability of deferred tax assets to be adequate in the context of the consolidated financial statements taken as a whole for the year ended on December 31, 2023.

Evaluation of the impairment testing of intangible assets
As discussed in notes 2g, 2i, 4 and 15 to the consolidated financial statements Bradesco has goodwill of R$ 6,596,649 thousand and other intangible assets with finite useful lives of R$ 5,811,168 thousand. Bradesco performs impairment tests for goodwill at least annually and, for other intangible assets with finite useful lives, whenever there is objective evidence of impairment. As part of the impairment test of these assets, Bradesco estimates recoverable amounts of the relevant Cash Generating Units based on the present value of future cash flows. In order to estimate future cash flows Bradesco estimates the growth rates for different businesses, income streams and expenses based on its business plans and budgets which, in turn, are based on a series of business and economic assumptions.

We identified the evaluation of the impairment testing of goodwill and intangible assets as a key audit matter. There is a high degree of subjectivity in determining the significant assumptions, including the growth rates for different businesses, revenues and expenses, and the discount rates used.

How our audit approached this matter
The following are the primary procedures we performed to address this key audit matter:

- We evaluated the design and tested the operating effectiveness of certain internal controls over the impairment testing of intangible assets, including controls related to: (i) the development, review and approval of the growth rates and discount rates used to determine the present value of future cash flows; and (ii) the independent review of the calculation methodology to perform the impairment test.

- We involved corporate finance professionals with specialized skills and knowledge who assisted in: (i) evaluation of the reasonability of the growth rates used for different businesses, revenues and expenses by comparing them to information obtained from internal and external sources; (ii) evaluation of the reasonability the discount rates used in the impairment tests by comparing them to ranges of discount rates that were developed independently using publicly available market data for comparable entities; and (iii) assessing Bradesco's ability to project cash flows by comparing the prior year's projections for the year ended December 31, 2023, with actual cash flows in this year.

Based on the evidence obtained through the procedures summarized above, we consider the evaluation of the impairment testing of intangible assets to be adequate in the context of the consolidated financial statements taken as a whole for the year ended December 31, 2023.

Evaluation of insurance liabilities measurement
As disclosed in Notes 2l, 4 and 21 to the consolidated financial statements, Bradesco has R$ 344,792,222 thousand in insurance liabilities as of December 31, 2023.

To measure insurance liabilities, Bradesco uses actuarial techniques and methods that require judgment in the selection of methodologies used, including in the calculation of cash flows, discount rates, and non-financial risk adjustment, as well as in defining assumptions that include expected losses, conversion to income, longevity, discount rates, and non-financial risk adjustment rates.

We consider the measurement of insurance liabilities as a key audit matter, given the significant judgment involved in assessing actuarial methodologies and assumptions. The assumptions used in this measurement are subjective, and small changes could result in significant changes in the measurement of these liabilities.

Subjective judgments by the auditor and specific actuarial knowledge were necessary to evaluate the actuarial methodologies and assumptions used.

How our audit addressed this matter
The following are the primary procedures we performed to address this key audit matter:

- We evaluated and tested the design of certain internal controls related to the measurement of insurance liabilities. This included controls related to the development and approval of methodologies for calculating cash flows, discount rates, risk adjustment, and defining assumptions that include expected losses, conversion to income, longevity, discount rates, and risk adjustment interest.

- We engaged professionals with specific actuarial knowledge to assist us: (i) in assessing the compliance of the methodologies for calculating cash flows, discount rates, and risk adjustment with the requirements of IFRS 17, as well as comparing them with the methods used by the market; (ii) in evaluating the assumptions related to expected losses, conversion to income, longevity, discount rates, and risk adjustment interest by, where applicable, comparing them with external data, performing independent recalculations, and conducting sensitivity and retrospective review tests of these assumptions.

Based on the evidence obtained through the above procedures, we consider to be adequate, the measurement of insurance liabilities in the context of the consolidated financial statements for the year ended on December 31, 2023, taken as a whole.

Responsibilities of management and those in charge with governance for the consolidated financial statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), and internal controls as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing Bradesco's ability to continue as going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting, unless management either intends to liquidate Bradesco and its subsidiaries or to cease operations, or there has no realistic alternative but to do so.

Those charged with governance are those responsible for overseeing Bradesco´s financial reporting process.

Auditor's responsibilities for the audit of the consolidated financial statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor´s report that includes our opinion. Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance with the Brazilian and International Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with the Brazilian and International Standards on Auditing, we exercise professional judgment, and maintain professional skepticism throughout the audit. We also:

- identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtained audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting material misstatement resulting from fraud is higher than for the one resulting from error, as fraud may involve collusion, forgery, intentional omission or misrepresentations, or the override of internal controls.

- obtain an understanding of internal control relevant to the audit to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Bradesco and its subsidiaries internal control.

- evaluate the appropriateness of the accounting policies used and the reasonableness of accounting estimates and related disclosures made by Bradesco.

- conclude on the appropriateness of management's use of the going concern basis of accounting, and, based on the audit evidence obtained, whether material uncertainty exists related to events or conditions that may cast significant doubt on Bradesco's ability to continue as going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the consolidated financial statements, or if such disclosures are inadequate to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause Bradesco and its subsidiaries to cease to continue as a going concern.

- evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

- obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provided those charged with governance with a statement that we have complied with the relevant ethical requirements regarding independence and communicate with them all relationships and other matters that may reasonably be thought to bear our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determined those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor's report, unless law or regulation precludes public disclosure about the matters, or when, in extremely rare circumstances, we determine a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefit of such communication.

São Paulo, February 6, 2024

KPMG Auditores Independentes Ltda.
2SP-027685/O-0 F SP

Original report in Portuguese signed by
Cláudio Rogélio Sertório

Accountant CRC 1SP212059/O-0

Bradesco Conglomerate Audit Committee's Report on the Consolidated Financial Statements prepared in the Fiscal Year ended on December 31, 2023 in accordance with the International Financial Reporting Standards (IFRS)

In addition to the Audit Committee's Report related to the Consolidated Financial Statements of Banco Bradesco S.A. of the Fiscal Year ended on December 31, 2023, prepared in conformity with accounting rules adopted in Brazil, applicable to institutions authorized by the Central Bank of Brazil, issued on February 6, 2024, we have also analyzed the complete set of Consolidated Financial Statements, prepared in accordance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB).
As mentioned in the report referred to above, our analysis has taken into consideration the work carried out by the independent auditors and the internal controls systems maintained by the various areas of the Bradesco Conglomerate, mainly the Internal Audit, Risk Management and Compliance areas.

The Management has the responsibility of defining and implementing accounting and management information systems used to prepare the financial statements of the companies that comprise the Bradesco Conglomerate, in compliance with Brazilian and international accounting practices.

The Management is also responsible for the processes, policies and procedures for internal controls that ensure the safeguarding of assets, timely recognition of liabilities and risk management of transactions of the Bradesco Organization.

The Independent Audit is responsible for examining the Consolidated Financial Statements, observing the requirements established in the auditing Brazilian and international standards and issuing a report on the proper presentation of the Consolidated Financial Statements, in all relevant aspects, in accordance with the applicable IFRS.

The responsibility of the Internal Audit (Audit and General Inspectorship Department) is to assess the quality of Bradesco Organization's internal control systems and the adequacy of the policies and procedures defined by Management, including those used to prepare accounting and financial reports.

The Audit Committee is responsible for evaluating the quality and effectiveness of the Internal and Independent audits, and the fitting of the internal control systems, as well as for analyzing the set of the financial statements in order to issue, when applicable, pertinent recommendations.

Based on the review and discussions mentioned above, the Audit Committee recommends to the Board of Directors the approval of the audited Consolidated Financial Information by KPMG Auditores Independentes, related to the Fiscal Year ended on December 31, 2023, prepared according to the International Financial Reporting Standards (IFRS).

Cidade de Deus, Osasco, SP, February 6, 2024

ALEXANDRE DA SILVA GLÜHER

(Coordinator)

AMARO LUIZ DE OLIVEIRA GOMES

(Financial Specialist)

PAULO RICARDO SATYRO BIANCHINI

JOSÉ LUIS ELIAS

The Fiscal Council's members, in the exercise of their legal and statutory attributes, have examined the Management Report and the Financial Statements of Banco Bradesco S.A. (Bradesco), related to the fiscal year ended on December 31, 2023 and, based on: (i) in meetings held with KPMG Auditores Independentes, in its reports and in its Opinion of this date; (ii) in meetings held with the Audit Committee and in its reports; (iii) in the analysis of documents and, substantially, in the information received; and (iv) in periodic meetings with Bradesco's administrators and area managers, concluded that the documents examined adequately reflect Bradesco's equity and financial situation as of December 31, 2023 and ratifies the Audit Committee's judgment that internal controls are appropriate to the size and complexity of their businesses, structured in compliance with the internal and external standards to which they are subject.

In view of the report, the Fiscal Council's members are of the opinion that the stated documents examined are ready to be reviewed by the shareholders at the next Bradesco's Annual Shareholders' Meeting.

Cidade de Deus, Osasco, SP, February 6, 2024.

José Maria Soares Nunes

Joaquim Caxias Romão

Vicente Carmo Santo

Mônica Pires da Silva

Ava Cohn

For further information, please contact:

Carlos Wagner Firetti

Investor Relations Officer and Business Controller

Phone: (11) 2194-0922

investidores@bradesco.com.br

Cidade de Deus, s/n - Prédio Prata – 4th floor

Osasco-SP

Brazil

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